ChevronTexaco Corp

ARIS
P.E.
12/31/01

On October 9, 2001, a new force in energy emerged.

2001 Annual Report

Our vision is to be *the* global energy company most admired for its people, partnership and performance.

Table of Contents



ChevronTexaco
CVX
NYSE
CVX
NYSE

ChevronTexaco

A Transforming Vision

With the formation of ChevronTexaco Corporation in October 2001, a dynamic force in the energy industry emerged.

The joining of our companies, each with a long, rich history, was not just about expansion. It was about transformation. The merger provided an exceptional opportunity: to create a new company intent on raising the standards of performance and creating lasting value in all aspects of its business.

From the outset, it was clear that success in the new company would be measured not just by getting bigger, but by getting better. We would operate intelligently, efficiently and effectively, and we would measure our success by how we treat one another as well as by the bottom line. Business strategies would be inextricably tied to our vision and values.

We would, in fact, work to become *the* global energy company most admired for its people, partnership and performance. Nothing less.

A Skilled, Committed Work Force

The diversity of ChevronTexaco's work force reflects the communities where we operate and the customers we serve. Our employees offer a wealth of skills, backgrounds and points of view. They are unified by a common vision and values that ensure we are responsible for our actions and for our success.

The company employs more than 55,000 people around the globe.



Our decentralized organization consists of 70-plus business units whose employees focus on delivering results.

A new leadership team, drawn from Chevron, Texaco and Caltex, has a track record of strong business performance.

ChevronTexaco's culture stresses learning, innovation, accountability and safety – inspiring and empowering individuals to drive company performance.

By providing energy that powers economic development, we create value not only for stockholders, but also for our partners, customers and the communities where we operate.



We gain access to the best opportunities by being the best partner.





Partner of Choice

We have an unwavering commitment to building productive, collaborative relationships with governments, other companies, our customers and communities. Through these partnerships, we will ensure business success and contribute to the quality of life wherever we operate.

ChevronTexaco champions community partnerships through a range of initiatives in education; health, safety and environmental awareness; training opportunities; and the improvement of infrastructure. In turn, these build healthy business environments.

Many key partnerships are aimed specifically at protecting the environment. For example, our contributions to The Nature Conservancy in Canada and Louisiana and our partnership with the World Wildlife Fund in Papua New Guinea help protect wildlife habitats.

We are committed to delivering $1.8 billion in annual synergies, up from the pre-merger announcement of $1.2 billion. We expect to achieve this goal by the second quarter 2003.

The company achieved the No.1 ranking in total stockholder return among its peers for the two-year period 2000 through 2001.

Measuring Success

We are committed to excellence in everything we do and strive to continually improve our performance. We are passionate about achieving results that exceed expectations – our own as well as those of our stakeholders. We measure success and require accountability both for the goals we set and the ways we attain them.

With the addition of 1.2 billion barrels of oil and equivalent gas reserves, our rate of reserves replacement for 2001 was 127 percent of the year's production.



Exploration efforts continue to add new resources for future growth. In 2001, we made significant discoveries in Angola, Australia, Brazil and deepwater Gulf of Mexico.

U.S. refining and marketing had exceptionally strong earnings in 2001, with sales of branded motor gasoline up 4 percent.

Global Reach

We have more than 21,000 retail outlets that market under the Chevron, Texaco and Caltex family of brands.

Active in more than 180 countries, our highly skilled and diverse work force is committed to community involvement and environmental excellence.


Chevron


TEXACO
CALTEX



By investing in promising start-up companies, we are ensuring our participation in key developments in core oil and gas, as well as emerging, technologies.

We have interests in 47 power projects now operating or being developed and hold an approximate 26 percent interest in energy marketer Dynegy Inc.

ChevronTexaco is the second-largest U.S.-based energy company, with more than 11 billion barrels of oil and equivalent gas reserves and 2.4 million barrels per day of refining capacity. Our average daily net production is 2.7 million oil-equivalent barrels.



Dave O'Reilly
Chairman of the Board
and Chief Executive Officer

"Our main business objective is to be No.1 among our peers in total stockholder return for the period 2000 through 2004. We were No.1 for the two-year period 2000 through 2001, and we are moving aggressively to retain that position."











Last October's creation of ChevronTexaco Corporation, on time and as planned, was a major achievement that we're proud of. The tragic events of September 11, however, overshadowed the merger and tempered our sense of celebration. The terrorist attacks were a reminder – a terrible one – of how interconnected the world has become.

This interdependence can and should be a force for positive change – all the more reason for those of us in the global energy industry to work with renewed intensity. When we do a good job of providing communities around the world with the energy they need for economic growth and an improved quality of life, we also create value for our stockholders. The intent of uniting Chevron and Texaco is to better equip us to do that job.

We can already see an interlocking of strengths in the rapid integration of our businesses and increased scope of our operations. We expect to be realizing $1.8 billion in annual synergies by the second quarter 2003. And we're raising our sights higher still.

Now active in more than 180 countries and doing business on a much larger scale, we intend to be a leader and innovator wherever we operate. The true measure of success, however, is not whether we have grown bigger but whether we have become better and how that translates into improved results. We are confident that we can achieve these results.

Staying focused

Even as the nuts and bolts of the merger were being fitted, some important achievements to further strengthen the company were being realized.

- We replaced 127 percent of the oil and gas we produced in 2001 – through discoveries, acquisitions and other additions. That marked the ninth consecutive year the company has added more reserves than it has produced.

- We successfully started up a number of oil and gas operations. Typhoon began operations in the deepwater Gulf of Mexico. The Hamaca oil field in Venezuela is off to a good start, as are North Nemba *(right)* and a new phase of Kuito, both offshore Angola. In addition, the Malampaya gas project in the Philippines began production. Collectively, these projects will contribute an average of more than 80,000 net oil-equivalent barrels a day in 2002.

- Many of our historically strong oil-producing regions continued to perform exceptionally well. North Sea production averaged more than 240,000 barrels of net oil-equivalent a day, and the shelf area of the Gulf of Mexico averaged more than 360,000 barrels per day.



- We successfully began operations of the Caspian Pipeline connecting the huge Tengiz oil field to the Russian port city of Novorossiysk. Earlier in the year, we increased to 50 percent our interest in Tengizchevroil, our joint venture with the Republic of Kazakhstan.

- U.S. refining and marketing had outstanding earnings in 2001, reflecting improved margins, higher refinery utilization, and improved product yield and reliability.

- We have begun implementing a $9.4 billion capital and exploratory program for 2002. This is lower than the combined companies' 2001 expenditures and represents a focus on high-impact, long-term exploration and production growth projects.

- The sale of Texaco's interests in the U.S. refining and marketing joint ventures Equilon and Motiva was completed in February 2002, with the company realizing $2.2 billion in cash.

Our 2001 operating earnings were a solid $6.8 billion. One-time merger costs and special items reduced net income to $3.3 billion. Special charges, coupled with weak market fundamentals at year-end, led to a disappointing fourth quarter. There's no reason, however, for a single quarter's weak results to cloud our view going forward. As with any temporary downturn, we are staying focused on executing our plans to create value for our stockholders.

Our main business objective is to be No.1 among our peers in total stockholder return for the period 2000 through 2004. We were No.1 for the two-year period 2000 through 2001, and we're moving aggressively to retain that position.

Vision and values

During the merger planning process, one of the early tasks of the new leadership team was to agree on a vision. Our consensus was to aim high: to be *the* global energy company most admired for its people, partnership and performance.

We then developed a document, built on our vision, called The ChevronTexaco Way. It is a statement of who we are and what we believe. It includes our performance goals, our ambitions and how we plan to conduct business. The ChevronTexaco Way emphasizes not only financial and operating results, but our commitment to achieving them with integrity, accountability, and open and honest communications.

The first pillar of our vision is people. The ChevronTexaco work force is truly global and diverse, and that is an enormous strength. Together, we have one of the best teams

ChevronTexaco Financial Highlights

Millions of dollars, except per-share amounts	2001	2000	% Change
Net income	**$ 3,288**	$ 7,727	(57)%
Earnings excluding special items and merger effects	**$ 6,810**	$ 8,105	(16)%
Sales and other operating revenues	**$104,409**	$117,095	(11)%
Capital and exploratory expenditures*	**$ 12,028**	$ 9,520	26%
Total assets at year-end	**$ 77,572**	$ 77,621	–
Total debt at year-end	**$ 17,418**	$ 15,915	9%
Stockholders' equity at year-end	**$ 33,958**	$ 33,369	2%
Cash flow from operating activities	**$ 11,457**	$ 13,467	(15)%
Common shares outstanding at year-end (Thousands)	**1,067,221**	1,064,686	–
Per-share data			
Earnings – basic	**$ 3.10**	$ 7.23	(57)%
Earnings – diluted	**$ 3.09**	$ 7.21	(57)%
Cash dividends	**$ 2.65**	$ 2.60	2%
Stockholders' equity	**$ 31.82**	$ 31.34	2%
Market price at year-end	**$ 89.61**	$ 84.44	6%
Total debt/total debt plus equity	**33.9%**	32.3%	
Return on average stockholders' equity	**9.8%**	24.5%	
Return on average capital employed (ROCE)	**7.8%**	17.3%	
Return on average capital employed, excluding special items and merger effects	**14.7%**	18.0%	

**Includes equity in affiliates*

Total Revenues & Other Income
Billions of dollars



120
100
80
60
40
20
0
$106.25
98 99 00 01

Revenues and other income declined 11 percent on sharply lower crude oil and refined products prices.

Net Income
Billions of dollars



8
6
4
2
0
$3.29
98 99 00 01

Net income declined 57 percent, reflecting increased charges for special items, costs for the merger and lower crude oil prices.

Earnings Excluding Special Items & Merger Effects
Billions of dollars



9.0
7.5
6.0
4.5
3.0
1.5
0
$6.81
98 99 00 01

Operating earnings were off 16 percent primarily due to lower crude oil prices.

Capital & Exploratory Expenditures*
Billions of dollars



$12.03
12
9
6
3
0
98 99 00 01

- Exploration & Production
- Refining, Marketing & Transportation
- Other

Capital and exploratory expenditures increased 26 percent, mainly the result of increased investments in the Tengizchevroil and Dynegy affiliates.

**Includes equity in affiliates*

ChevronTexaco Operating Highlights

	2001	2000	% Change
Net production of crude oil and natural gas liquids[1] (Thousands of barrels per day)	**1,959**	1,997	(2)%
Net production of natural gas[1] (Millions of cubic feet per day)	**4,417**	4,466	(1)%
Sales of natural gas[1] (Millions of cubic feet per day)	**10,505**	9,700	8%
Refinery input[1] (Thousands of barrels per day)	**2,422**	2,487	(3)%
Sales of refined products[1] (Thousands of barrels per day)	**5,072**	5,188	(2)%
Net proved reserves of crude oil, condensate and natural gas liquids[1] (Millions of barrels)	**8,524**	8,519	–
Net proved reserves of natural gas[1] (Billions of cubic feet)	**19,410**	17,844	9%
Number of employees at year-end[2]	**55,763**	57,327	(3)%

[1]Includes equity in affiliates
[2]Excludes service station personnel

Cash Dividends Paid
Dollars per share



3.00
2.40
1.80
1.20
0.60
0.00
$2.65
98 99 00 01

Dividends per share increased again in 2001.

ChevronTexaco Year-End Common Stock Price*
Dollars per share



$89.61
90
60
30
0
98 99 00 01

ChevronTexaco was the only major integrated oil company whose shares appreciated in value in 2001, rising 6.1 percent.

**Chevron – 1998 through 2000*

Return on Average Capital Employed*
Percentage



20
16
12
8
4
0
14.7
98 99 00 01

Lower operating earnings contributed to a reduction in the return on capital employed to 14.7 percent.

**Excluding special items and merger effects*

Annual Return to Stockholders*
Percentage



12
9
6
3
0
9.2
98 99 00 01

A rebound in the common stock price along with sustained dividend increases pushed the total return to 9.2 percent, outperforming the S&P 500 and the tech-heavy NASDAQ.

**Chevron – pre-merger*

in the business – not just because of our collective skills, but because we place a premium on values. Every day, in communities around the world, we demonstrate that what counts is not just whether we get results, but how we get them.

The first companywide communication effort following the merger was about The ChevronTexaco Way and the importance of our shared values. By early 2002, in hundreds of meetings around the world, we had brought together virtually all employees to discuss and understand them.

It has been thrilling to see what happens when you unite people with different business, cultural and geographic backgrounds: the surfacing of new ideas, the sharing of best practices and fresh perspectives, a vitality even greater than I had imagined. We are creating a new culture from the very best of Chevron, Texaco and Caltex.

The second pillar of our vision is partnership. Simply put, we strive to be the partner of choice. The people of ChevronTexaco have an unrivaled reputation for establishing productive partnerships with governments, other companies and communities. We have a proven ability to build lasting business relationships that reach deep into the communities where we work.

A commitment to partnership is embedded deeply in our culture, dating back some 70 years. It's exemplified in the earliest oil discoveries in Saudi Arabia and Indonesia, in the creation of Caltex and, more recently, in our successful developments in Kazakhstan and the greater Caspian region.

The third pillar of our vision is performance. Sustained, world-class performance is a requirement to create superior value for our stockholders. We call this ambition "4+1." We believe that ChevronTexaco must be world-class in four key areas:

- operational excellence through safe, reliable, efficient and environmentally sound operations;
- cost reduction by lowering unit costs through innovation and technology;
- capital stewardship by investing in the best project opportunities and executing them successfully (safer, faster, at lower cost);
- profitable growth through leadership in developing new business opportunities in both existing and new markets.

Glenn Tilton, Vice Chairman





Peter Robertson, Vice Chairman



"Dick Matzke retired as Vice Chairman at the end of February after four decades of distinguished company service. He is respected throughout the industry for his tenacity and pioneering spirit. Dick's role was critical in the successful growth of our worldwide exploration and production business. I'm grateful to him, in particular, for instilling in the company a broad global perspective and for always stressing the importance of partnership."
– Dave O'Reilly

Success in these four key areas will be achieved by building world-class organizational capability (the "plus 1"). During the merger process, we continued our focus on two key areas of 4+1: building organizational capability in operational excellence and capital stewardship. Hundreds of leaders have been and are being trained in the key elements of both.

And that effort is paying off. Last year was our best ever for safety. We also achieved world-class ranking in a benchmark study of the efficiency of our U.S. refining system's capital spending. And our energy efficiency has improved steadily: We now use 20 percent less energy per unit of output than we did a decade ago.

Building capability is the key to sustained performance improvement; 4+1 is our road map to get there.

Prepared for the future

Sufficient energy supplies, delivered in an environmentally sound manner, will always be critical to economic growth and prosperity around the world. We are committed to providing that energy and, with our increased scale and scope, are better able to fill that important role. Regardless of industry conditions, I believe we have the strategic focus and the opportunities to be the top performer in the business. My belief rests on our talented and dedicated work force and their disciplined approach to managing assets, building a strong portfolio and expanding partnerships.

I'm excited about our future and grateful for the tremendous work of all ChevronTexaco employees around the world. Their commitment, effort and enthusiasm make it possible for our new company to move forward on a solid footing. I'm confident that, working together, we will deliver superior sustained performance and meet the high expectations of our customers, the communities in which we operate and you, our stockholders.

Dave O'Reilly

Dave O'Reilly
Chairman of the Board
and Chief Executive Officer

March 8, 2002

Aiming for world-class performance.

ChevronTexaco has the people, the assets and the strategies to realize our goals of being No. 1 among our peers in total stockholder return for the period 20[illegible] through [illegible] [illegible] the preferred partner in energy projects. Success demands that we focus on [illegible] fundamentals. [illegible] deliver results and that we invest in our future.

Equipped with financial strength, quality assets and a skilled global work force, ChevronTexaco is committed to creating superior value for stockholders, customers, partners, employees and the communities in which it operates. A disciplined approach to management ensures that we stay focused on the fundamentals that drive performance consistent with the vision and values of The ChevronTexaco Way.



A Disciplined Approach to Management
Capital stewardship – identifying, selecting and developing the best investments – provides the framework for all the company's major undertakings. This disciplined approach to project management was exemplified in deepwater Gulf of Mexico in 2001. ChevronTexaco started production at the Typhoon Field *(above)* just 18 months after project approval – under budget and ahead of schedule. The company has a 50 percent interest in Typhoon, which produced about 30,000 barrels of liquids and 31 million cubic feet of natural gas per day in the fourth quarter 2001.

The ChevronTexaco Way lays out both our business imperatives and the behaviors needed to achieve them. By defining who we are and what we believe, these principles unify a decentralized and global organization.

Based on this foundation, we strive for world-class performance while providing vital energy products and services to customers and communities around the globe. This means conducting our business honestly, safely, efficiently and profitably. It also means protecting the environment; respecting the diverse cultures of our partners, customers and employees; and honoring a commitment to community involvement where we operate. World-class performance also means building the most effective team in the energy industry and solidifying our reputation as the partner of choice.

By regularly and objectively assessing our performance against clear goals and against our competitors, we are able to gauge success, whether we are evaluating returns on our investments, the frequency of on-the-job accidents, the speed and cost of bringing an oil field on production, or the level of employee commitment.

We are focused on four critical drivers of business success – operational excellence, cost reduction, capital stewardship and profitable growth. Building organizational capability in each is critical to achieving our financial goals. We call these priorities "4+1."

Operational excellence. Our top priority always is to ensure safe, reliable, efficient and environmentally sound operations. We are creating a culture that works toward that and will never be satisfied until we eliminate all incidents from the workplace.

Cost reduction. We encourage innovation and the use of technology to find new ways to be cost-effective. Over the past year, hundreds of new cost-saving ideas have been identified and quantified. Following the merger, we were able to increase our estimated merger-related synergies from $1.2 billion to $1.8 billion.

Capital stewardship. We have a disciplined process for deciding how to allocate capital, and we apply it rigorously across the company. This helps ensure that we invest in only the best projects and develop them safely and efficiently.

Profitable growth. We aim to be an industry leader in developing business opportunities in both existing and new markets. In the "upstream" – exploration and production – we are well represented in the most prolific and exciting areas, including

Aiming for Zero Incidents
In terms of safety, the corporation's No.1 goal is zero incidents. As the company stresses a culture of safety, many operations already are demonstrating superior performance. Chevron Oronite Company's Singapore plant *(below)* has had no recordable incidents since start-up in 1998. Our refineries in Pembroke, Wales, and Batangas, Philippines, recently logged 4 million and 2 million work hours, respectively, without a lost-time incident. In 2001, the Hamaca Field in Venezuela reached 5 million hours worked without a recordable incident.

Defining a Standard
To ensure peak performance, the North America refining team, comprising seven refineries, sought out the best industry practices for safe, reliable, *efficient and environmentally* sound operations – and then mapped out ways to improve upon them.

"We defined world-class performance for operational excellence," explains Hawaii Refinery Manager Marty Gilles *(center photo, middle)*. "In refining, it boils down to three responsibilities. Nobody gets hurt – that's our responsibility to fellow workers and visitors. We operate without incidents – we're responsible to local communities. And we run our plants reliably and at low cost – we're responsible to customers who depend on our products."















Community Involvement
Partnerships with the communities where we operate are part of a long-term commitment. Our community involvement efforts focus on education, health care, the environment and the improvement of local infrastructure.

In Nigeria, for example, the company joined forces with the International Foundation for Education and Self-Help. Through a pledge of $5 million over five years, we are helping address critical social, economic and development issues through skills training *(above)*, basic education, health education, enterprise development and food production. The program is expected to ultimately benefit 26,000 people in the western Niger Delta region.

Latin American Retail
The Texaco brand was introduced to Venezuela just four years ago, expanding a strong retail presence in Latin America and the Caribbean. In the short time since, says Adrian Bendeck *(left)*, ChevronTexaco's Venezuela country manager for marketing operations, the Texaco brand has captured more than 5 percent of the Venezuelan market. The company now has 80 service stations and is steadily growing.

"Venezuela is very competitive, but that also means there are opportunities to be captured," Bendeck elaborates. "People here are very brand aware."

Tracking Success
"We have 'score cards' to track our success in reaching both financial and nonfinancial goals," says Rudy De Pauw *(above, top)*, general manager of asset management for Europe/West Africa Products. De Pauw's responsibilities include a network of some 3,000 Texaco-branded service stations.

"We also have means to measure both *the degree and speed of improvement* in a given area. But what's really important is making a visible effort to stretch beyond our stated goals. When everyone is performing, the whole group benefits."

Kazakhstan, Latin America and western Africa, as well as in the United States and in the North Sea region. We also have a portfolio of promising opportunities under technical and commercial study. And we see growth prospects in new natural gas projects and in commercializing next-generation energy technologies, such as fuel cells, advanced batteries and photovoltaics.

Our increased scope in refining and marketing – the "downstream" – lets us leverage the strengths of the Chevron, Texaco and Caltex family of brands around the world and better serve our customers. In addition, we see opportunities to consolidate downstream functions and redefine customer service on a global scale.

The "plus 1" or heart of our strategic intents is organizational capability. We're focusing initially on building world-class organizational capability in operational excellence and capital stewardship.









Focus on the Customer
"The competitive environment demands that we keep focused on the customer," says Colleen Cervantes *(above)*, president of Chevron Stations Inc., which has oversight of company-operated service stations in the United States. So when consultants posing as shoppers gave lower-than-usual customer-service scores at Chevron's company stores, her team immediately set out to improve performance. "Being responsive is critical," Cervantes states. By year-end, customer-service evaluations were back on target.

Trading Floor Team
"The integration of Chevron, Texaco and Caltex business styles in trading was nearly seamless," says Fernando Machinena *(above)*, regional manager of crude, Europe/West Africa. "Teams in Singapore, Houston and London quickly united in the common pursuit of supplying the right crude to the right facility in the most efficient and cost-effective manner.

"Previously, we tended to focus just on regional business," says Machinena. "Now there are no geographic or structural limitations, and traders can take a global view of opportunities."







Best Practices and Knowledge Sharing
High-acid crude oil processing technology used in Pembroke, Wales *(right)* – which had been part of the Texaco refining system – is now in use at the Cape Town, South Africa, refinery *(bottom left)* within what had been the Caltex region. Through increasingly streamlined communication, the Cape Town team was able to rapidly implement a similar solution.

"It had taken Pembroke more than two years to get the high-acid crude-oil-processing system in place," says Venkateswaran Raman *(top left)*, a support and planning manager for Asia/Middle East/Africa refining and marketing. "We were able to leverage their experience. It took less than five months from the visit to Pembroke to having the facilities and procedures in place at Cape Town. By sharing knowledge more frequently, we are getting more out of existing assets with minimal added investment."

ChevronTexaco debuted with strong growth potential, new efficiencies and strategies to capitalize on opportunities. The company's exploration and production portfolio has added depth in high-growth, high-return regions. Refining and marketing became global, integrated forces for the first time, buoyed by the strength of a worldwide retail network and the Chevron, Texaco and Caltex family of brands.

Caspian Collaboration

In fall 2001, oil began flowing through a new 900-mile pipeline stretching from the northeastern shore of the Caspian Sea in Kazakhstan – near ChevronTexaco's Tengiz Field – to an export terminal in Novorossiysk, Russia. The pipeline project is as notable for its collaboration as it is for its engineering. The project required the efforts of the governments of Kazakhstan and Russia and 11 other partners.

A key player in the Caspian Pipeline Consortium, ChevronTexaco has been active in the Caspian region for nearly a decade. Its portfolio includes interests in the supergiant Tengiz oil field, the vast Karachaganak Field, and the smaller Korolev and North Buzachi fields.

"Together with the people of Kazakhstan, we have entered a new era of oil and gas prosperity that promises a bright economic future," says Guy Hollingsworth *(right)*, managing director, Kazakhstan.







Value from Venezuela

ChevronTexaco works to balance near-term financial performance with the need to invest and grow. That strategy has paid off in Venezuela at the Hamaca heavy-oil project in which the company has a 30 percent interest.

"Our Hamaca project is one component of a larger upstream program that targets profitable growth," says Dave Nelson *(bottom row, right)*, the project's general manager. "The Hamaca reservoir is estimated to hold more than 2 billion barrels of recoverable oil – so the project's strong earnings potential and expected life span of 30-plus years will deliver solid value to stockholders." Among 2001's milestones: development drilling confirmed the size and productivity of the reservoir, project financing of $1.1 billion was put in place, construction began for the crude upgrading facilities and production started in November.

In 2001, major operations began and key project milestones were reached around the world. Each was not only an example of turning vision, values and strategies into accomplishments but also a demonstration of our commitment to managing well the parts of our businesses that we can control and planning for those events we cannot.

Earning a reputation as a trusted partner in the Caspian region has been a hallmark achievement. In October 2001, the new Caspian Pipeline started transporting oil from our Tengiz Field in western Kazakhstan to a terminal on the Black Sea, opening up a critical export route. This marked the culmination of a historic venture among the governments of Kazakhstan and Russia and 11 other partners. By 2003, a new pipeline will link the Karachaganak Field, north of Tengiz, to the Caspian Pipeline. The company has a 20 percent interest in Karachaganak.

The Hamaca Field in Venezuela's Orinoco Belt, site of one of the world's largest known oil deposits, began production in November. The combination of the company's expertise in heavy-oil development and teamwork with partners Petróleos de Venezuela and Phillips Petroleum kept the project on time and on budget.

ChevronTexaco continues to improve its expertise in managing capital projects globally, a process that's key to delivering results reliably over the long term. Typhoon, the company's fourth deepwater field in the Gulf of Mexico, came on stream in July – under budget and ahead of schedule – and serves as an example of disciplined capital stewardship.

In 2001, the company completed successful appraisal drilling of Agbami, a 1998 discovery











Right Results the Right Way
The company's refinery in Pascagoula, Mississippi *(above, middle)*, delivered record fuels output in 2001. It also marked its third consecutive year of record safety results, notes Refinery Manager Norm Szydlowski *(above)*. Total volumes spilled were less than 6 gallons, down 50 percent from 2000. Such operational excellence remains a critical area of focus as the refinery moves ahead with a $150 million project to produce low-sulfur gasoline to meet anticipated U.S. Environmental Protection Agency standards.

"Operational excellence not only ensures business success," says Szydlowski, "but protects the well-being of our employees and neighbors."

Coming Together in the San Joaquin Valley
Opportunities to reduce costs are proving to be plentiful in the San Joaquin Valley (SJV) Business Unit, an oil-producing operation in Bakersfield, California. Prior to the merger, Chevron and Texaco had been operating adjacent to each other but as competitors – sharing fence lines in some cases – explains SJV Operations Supervisor Blake Loke *(top, left, talking with Juan Nevarez, also an operations supervisor)*.

In the first few months after the merger, San Joaquin employees took steps to realize nearly 50 percent of their $100 million cost-reduction goal. "We combined two water and oil treatment facilities into one," says Nevarez. "We also opted to use our own cogeneration plant *(above)*, rather than an external supplier, for all power in the field. But the big payoff was in working together to optimize – and reduce the cost of – steam injection *(top, left)*, a method for improving the recovery of heavy oil."

"When employees see how what they do fits into the company's goals, they become more engaged," adds Loke. "The results show in the technical and financial success of a project."

in Nigeria's deep water that is expected to begin oil production in 2006. The field holds potential recoverable reserves of 1 billion barrels of oil equivalent and promises to enhance our upstream position in western Africa, a key growth region. The company's interest in Agbami, under negotiation, is expected to be 59 percent.

Our global refining and marketing businesses are well positioned to capture even more opportunities than were possible prior to the merger. With 22 refineries and some 21,000 retail outlets worldwide, we now can better meet the needs of our customers seamlessly and efficiently.

The focus in downstream is on achieving superior financial performance, driven by a passion for customer service and operational excellence. By bringing together the experts behind our refining system and our motor fuels and lubricants brands, we are creating a rich repository of ideas for reducing costs, tailoring more efficient organizations and sharing the best that the three groups have to offer.

Previously a joint venture between Chevron and Texaco, Caltex is no longer a separate company. Its refining and marketing operations form one of our regional downstream business units.

Our lubricants, aviation, marine products, shipping and trading businesses, including the related Caltex businesses, now conduct commerce on a global scale and interact in ways that previously were not permitted. With the merger, Chevron, Texaco and

Commitment to Africa
In western Africa, where the company is the second-largest producer of oil and gas, long-standing relationships and regional commitment have been the hallmarks of ChevronTexaco's operations. In Angola, a new phase of production began in 2001 from Block 14's deepwater Kuito Field, adding more than 30,000 barrels per day to that field's output. The company has a 31 percent interest in Kuito.

"We are looking at several new multi-billion-dollar projects in the next few years," says John Gass, managing director, Angola *(right, talking with Jay Pryor, managing director, Nigeria)*. "The Sanha condensate project, the Benguela-Belize deepwater development and a potential liquefied natural gas project will be key to continued growth in Angola."

The company also is at the forefront of new natural gas projects in Nigeria where it is reducing gas flaring and providing power for local utilities.

"We have a major position in one of the most exciting exploration plays in the world," says Pryor. "The recent acquisition of deepwater tracts in Nigeria enhances our portfolio and further demonstrates our long-term commitment to profitably growing our business and contributing to Nigeria's continued economic development."



Caltex lubricants are moving beyond a regional orientation toward an overarching global strategy.

Our joint venture Chevron Phillips Chemical Company completed its first full year of operation in 2001 and achieved annual cost savings of more than $200 million. It also maintained top-quartile safety performance – with eight facilities having no employee injuries during the year. Chevron Oronite Company, maker of fuel and lubricant additives, had record sales in 2001, increased its market share for key products and increased production volume 3 percent.

Another advantage of ChevronTexaco's new structure is the opportunity to link upstream, downstream and other parts of the business to find ways of creating new value and opportunities for growth. For the first time in some countries, we now participate in the whole range of energy businesses. As a result, we are increasingly viewed as the partner of choice for everything from exploring for oil to manufacturing fuels and from commercializing natural gas to selling refined products and generating electricity.

This depth of experience gained in virtually every country and shared across organizations – combined with our diversity, our commitment to safety and the environment, and our pledge to benefit communities – provides a solid foundation for delivering strong performance and value in energy projects around the world.

Lubricants' Broader Scope
The merger enabled the company to approach five important downstream businesses globally for the first time: lubricants, aviation, marine products, shipping and trading. Global Lubricants, which combines the Havoline, Delo, Ursa and Revtex brands, expects to save about $100 million by fall 2002, mainly by bundling purchases of major components and reducing complexity in the company's supply chain.

According to Shahid Ahmed *(second row)*, the group's manager for strategy and planning, the lubricants operation has been transformed from a regional player to a global force – allowing it to serve commercial and industrial customers around the world. The group also can expand its base of individual consumers while working with suppliers to achieve better value.

"We have the opportunity to leverage our Havoline and Delo brands to provide broader solutions to our customers' needs," says Ahmed. "Before we might have met only 80 percent. Now we can cover the full range of needs."


CALTEX
Havoline
CALTEX
Havoline







Global Integration
Integration already is providing cost benefits for ChevronTexaco's five global businesses. At ChevronTexaco Shipping, for example, better coordination of cargo deliveries is expected to yield annual savings of more than $50 million after two years of combined operations. The new organization combines formerly separate operations within Chevron, Caltex, Texaco and StenTex (a joint venture between Texaco and Sweden-based Stena Line). "There's a lot we can learn from each other," explains London-based Regional Manager Peter Little *(bottom)*. "We're already saving on freight costs by co-loading cargoes that previously would have been shipped separately."

Fuel and Marine Marketing, which had been a joint venture between Chevron and Texaco, has found natural partners in Shipping and in Global Trading. The three groups are all responsible for moving crude oil and products and have quickly identified ways they can help each other. For example, they're looking at who best manages vessel delays and loss control in order to adopt that method for all. They're also loaning employees among groups to expedite the transfer of knowledge.

Investing in Our Future

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future

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by pride in who we are, faith in what

we can become and the conviction

that energy is a key to progress

Investing in Our Future

ChevronTexaco has formulated a clear set of goals and values and a strategic framework designed to withstand time. The philosophy behind The ChevronTexaco Way, which serves as both the underpinning of our day-to-day business and an aspirational statement, will carry the company well into the future, regardless of shifts in the industry and fluctuations in the economy.

Promise for the Future

Some 30 upstream projects are in line to help ChevronTexaco reach its goal of 2.5 to 3 percent annual production growth over the next five years.

Among the most promising projects is Agbami, a deepwater field offshore Nigeria, which is moving toward first production in 2006. Also in Nigeria, a gas-to-liquids plant is expected to start producing 33,000 gross barrels per day in 2005. In Angola, engineering recently was completed for the Benguela and Belize fields, which will help ChevronTexaco remain that country's largest producer. The company's interest in these fields is 31 percent. And about 1 billion barrels of oil is expected to be produced over the 30-year life of the Doba oil fields (25 percent interest) in southern Chad.

In Kazakhstan, the company's Tengizchevroil project is planning a major expansion for 2005 that will lead to eventual gross oil production of 700,000 barrels a day. At the nearby Karachaganak gas-condensate field, gross liquids production is expected to double to 230,000 barrels per day and natural gas to more than 630 million cubic feet per day in 2004.

In western Canada, the $3.5 billion Athabasca oil sands project (20 percent interest) will upgrade tarlike bitumen to high-quality oil. In Venezuela, the Hamaca Field is being upgraded toward a gross production rate of 190,000 barrels a day.





A Forward-Looking Approach
Success in today's hypercompetitive energy industry requires a forward-looking approach to new technologies. In 2002, ChevronTexaco is investing about $275 million in emerging technologies and in a state-of-the-art upgrade of information technology systems.

ChevronTexaco Technology Ventures is charged with expanding the company's business by investing in start-ups that provide early access to developing technologies. These investments will help us identify profitable opportunities in future energy sectors, including advanced batteries *(above)*, fuel cells, renewable energy and methods to convert various hydrocarbons to liquids.







Cleaner Energy
Our Energy Technology Systems group is forming strategic partnerships that invest in clean energy systems based on advanced technologies, explains Alicia Boutan *(above)*, director of advanced battery systems.

"We've formed an alliance with Energy Conversion Devices (ECD), a company known for breakthrough technologies," says Boutan. "The alliance brings together ECD's advanced battery technology and ChevronTexaco's manufacturing and marketing skills. ChevronTexaco is committed to developing clean, renewable, environmentally friendly solutions to a range of energy needs." ChevronTexaco has a 20 percent interest in ECD.

Future Vehicles
In collaboration with General Motors Corporation, ChevronTexaco is working to help speed the pace at which gasoline-fed fuel-cell vehicles move into the market. "Car technology is changing, and we need to modify our fuels for use in fuel-cell vehicles," says Gary Masada *(above)*, president of ChevronTexaco's Energy Research and Technology Company. "We intend to stay at the forefront of transportation fuels and systems."

Technology Solutions
The company's Technology Solutions group invests in technology companies focused on energy and power. It also creates independent businesses based on ChevronTexaco's own technologies and intellectual property.

Waqar Qureshi *(top)*, based in Richmond, California, and a director of the group, explains: "We want early access to technology that both helps our business and leads to attractive financial returns. We're currently involved with several companies, including some in the advanced energy area. And we're constantly assessing the market for new opportunities."

The new company moves forward with a wealth of opportunities and with a stronger foundation for growth than the pre-merger companies. It is committed to superior performance and, with its expanded portfolio, has the depth to deliver favorable results both near and long term.

International exploration and production remain the primary drivers for growth, with an impressive series of high-return projects in Latin America, western Africa, the Caspian and Asia coming on stream between now and 2006. Additionally, our process for managing capital projects ensures that only those with the greatest potential move into development and that they are executed efficiently – on time and within budget – for the best possible returns.

In Kazakhstan, for example, the Tengiz Field, in which we have a 50 percent interest, has increased production every year since we began operating it in 1993. It has the potential to produce 700,000 barrels of oil a day by the end of the decade. Liquids production from the nearby Karachaganak Field, in which ChevronTexaco holds a 20 percent interest, is expected to more than double to 230,000 barrels a day within two years. The new Caspian Pipeline provides an expedient export route that will enable







The Case for Connectivity
We are developing efficient Web solutions both to handle traditional business transactions and to share real-time information on our products and services – securely and confidentially.

To respond to these information technology (IT) challenges, says Brenda Mize *(above)*, ChevronTexaco's manager of global IT delivery, the company has begun transforming its global computing systems with the next generation of IT infrastructure that will improve performance, reliability and security. "To implement e-business solutions quickly, we are adopting industry best practices," says Mize. "We also have a new Web Applications Solution Center that rapidly responds to customer needs."



Turning Gas into Liquids
Seeking to develop a new generation of high-performance, environmentally friendly fuels, ChevronTexaco has partnered with Sasol to produce diesel fuel from natural gas. Sasol is the recognized leader in gas-to-liquids (GTL) technology, according to Mark Koelmel *(above)*, Sasol Chevron's chief operating officer.

"Because the fuel is produced from natural gas, rather than crude oil, it has virtually no contaminants," says Koelmel. "It exceeds all anticipated regulations anywhere in the world and is suitable for today's diesel engines as well as for tomorrow's high-performance diesel engines." Sasol Chevron is expected to be a major growth business for ChevronTexaco. It currently is working with Chevron Nigeria and the Nigerian National Petroleum Company to build the first GTL plant in that nation.

the company to maximize long-term growth and earnings from these fields.

We are finding more and better ways to make commercial use of our large natural gas resources in western Africa, Australia, the Caspian region and Canada.

Our Escravos Gas Project, located in the Niger Delta region, exemplifies our commitment to end gas flaring from our operations there by 2008 and to generate revenue for ChevronTexaco and Nigeria. Our joint venture with Sasol is providing technology for Nigeria's first gas-to-liquids plant. The technology converts natural gas to low-emission liquid fuels.

Australia's huge North West Shelf Project is undergoing a major expansion of its liquefied natural gas facilities to be completed mid-2004. And production has begun from the Malampaya deepwater development, the largest foreign-investment project in the Philippines. This integrated gas-to-power project is expected to provide natural gas to three power plants, with a total generating capacity of 2,700 megawatts, for more than 20 years.

Our refining and marketing operations span the globe and are enhancing the company's marketing expertise by building on the complementary strengths of three major brands. And the focus clearly remains on the customer. Relative to our peers, we have a greater presence in the fastest-growing regions – Asia, South America and the U.S. West and Sun Belt states. Through rigorous capital management and continued cost reduction, we are targeting higher returns.



Tomorrow's Work Force
Support of education is a long-standing value at ChevronTexaco, and many employees volunteer in schools. Because they are well versed in technical subjects, these employees often can discuss the application of theories to engineering and manufacturing. Just as often, they serve as role models, linking subjects such as science and math to rewarding careers. In areas where we operate, from Kazakhstan to Colombia *(above)*, some of those bright young students become more motivated than ever to pursue higher education.

Strategic Focus
A month after the merger, the company organized its first regional coordinating meeting in China, bringing together representatives from almost all of ChevronTexaco's businesses.

"With gross domestic product increasing 6 to 7 percent a year, China is very important to us," says Xiaofei Peng *(below)*, vice president of new business development for Asia/Middle East/Africa Products. "By working together as a team, we bring more to the table in terms of resources, skills and technology. I'm excited to help define what we as a company want to be in China 10 years from now."

A Stabilizing Force
Regional cooperation on energy matters can be an important stabilizing force in southern and central Africa, says James Seutloadi *(below)*, the general manager of corporate and government relations for Asia/Middle East/Africa Products. The region's energy demand is expected to double over 20 years.

"Traditional tensions among countries are giving way to regional cooperation, especially in the energy sector," says Seutloadi. "The move toward privatization and deregulation of the energy industry has begun. Governments and companies must work together to promote energy development that supports economic growth, protects the environment and helps ensure stability."









Gasification Technology
ChevronTexaco is recognized as the world leader in the commercial application of gasification technology, says Gary Chapman, vice president, gasification technology *(above, left, with Tom Leininger, technology development manager)*. With licensees and partners, we have interests in 72 gasification facilities operating or being developed worldwide *(left, gasification plant in Ancona, Italy)*.

"The market potential for gasification is enormous," says Chapman. "We aspire to be the partner of choice with the technology of choice. By continually improving, we'll remain the world leader in gasification." Adds Leininger: "Historically, research was project-driven with a near-term focus. Now we prepare for what the world will look like in 15 to 20 years."

Along with our strong ongoing programs to advance core technologies, we are involved in identifying, developing and commercializing new technologies, in particular those that offer ever-increasing environmental benefits. Our goal is to create and expand business opportunities, build new revenue streams, reduce costs and increase efficiencies.

We have interests in 47 power plants using gasification or other clean-fuel technologies. With many countries moving to privatize or deregulate their power sectors, we see continued growth in this area. We also are the world leader in gasification – an environmentally attractive technology that can convert virtually any hydrocarbon into clean synthesis gas. In turn, the gas can be used to generate electricity in low-emission power plants. We have a 45 percent market share of the world's operating gasification facilities.

ChevronTexaco Technology Ventures brings together a portfolio of investments and competencies to deliver innovations that both enhance our core technologies and lead to new commercial opportunities. Through "Tech Ventures," we support continued development of fuel-cell technology, safe methods for storing hydrogen fuel, and advanced batteries for distributed power and transportation systems. Our venture capital program takes early-stage equity positions in emerging technology companies. This portfolio of investments complements our strong capabilities in the areas of information technology, materials science, applied biotechnology and intelligent devices. By going beyond today's expectations, we are preparing for tomorrow.

Glossary of Energy and Financial Terms

ENERGY TERMS

Additives Chemicals to control deposits and improve lubricating performance.

Barrels of oil equivalent (BOE) A term used to quantify oil and natural gas amounts using the same measurement. Gas volumes are converted to barrels on the basis of energy content. See *oil equivalent gas.*

Condensates Liquid hydrocarbons produced with natural gas, separated by cooling and other means.

Development Following discovery, drilling, construction and related activities necessary to begin production of oil or natural gas.

Enhanced recovery Techniques used to increase or prolong production from oil and natural gas fields.

Exploration Searching for oil and/or natural gas, including geologic studies; topographical, geophysical and seismic surveys; and well drilling.

Gasification Commercially proven process that converts low-value hydrocarbons into clean synthesis gas.

Gas to liquids (GTL) A process that converts natural gas to low-emission liquid fuels.

Integrated petroleum company A company engaged in all aspects of the industry – from exploration and production of crude oil and natural gas *(upstream)* to refining, marketing and transporting products *(downstream).*

Liquefied natural gas (LNG) Gas that is liquefied under extremely cold temperatures and high pressure to facilitate storage or transportation in specially designed vessels.

Liquefied petroleum gas (LPG) Light gases, such as butane and propane, that can be maintained as liquids while under pressure.

Natural gas liquids (NGL) Separated from natural gas, these include ethane, propane, butanes and natural gasoline.

Oil equivalent gas (OEG) The volume of natural gas that can be burned to give the same amount of heat as a barrel of oil (6,000 cubic feet of gas equals one barrel of oil).

Oxygenate An oxygen blending component, such as ether or alcohol, that reduces exhaust emissions in winter.

Petrochemicals Derived from petroleum, they include: *aromatics,* used to make plastics, adhesives, synthetic fibers and household detergents; and *olefins,* used to make packaging, plastic pipes, tires, batteries, household detergents and synthetic motor oils.

Production *Total production* refers to all the oil and gas produced from a property. *Gross production* is the company's share of total production before deducting royalties. *Net production* is the gross production minus royalties paid to landowners.

Reformulated gasoline Gasoline changed in chemical makeup to reduce exhaust emissions, usually by reducing volatility and aromatics content and adding oxygenates.

Reserves Oil or natural gas contained in underground rock formations called *reservoirs. Proved reserves* are the estimated quantities that geologic and engineering data demonstrate can be produced with reasonable certainty from known reservoirs under existing economic and operating conditions. Estimates change as additional information becomes available. *Recoverable reserves* are those that can be produced using all known primary and enhanced recovery methods.

FINANCIAL TERMS

Cash flow from operating activities Cash earnings of the business, an indicator of a company's ability to pay dividends and fund capital programs.

Earnings Total revenues, less total expenses (including taxes and the *extraordinary item*). Used interchangeably with *net income.*

Extraordinary item In 2001, the net after-tax effect on income associated with asset dispositions mandated by the U.S. Federal Trade Commission and other assets that are duplicative to the combined company.

Margin The difference between the cost of purchasing, producing or marketing a product and its sales price.

Merger effects In 2001, the sum of the after-tax amounts for *merger-related expenses* and the *extraordinary item.*

Merger-related expenses The incremental expenses necessary to effect the combination of Chevron and Texaco. The amount shown on the Income Statement is before income tax effects. Examples are employee termination expenses; professional service fees for investment bankers, attorneys and public accountants; employee and office relocation costs; expenses associated with closure of redundant facilities; and reconfiguration of information technology, telecommunications and accounting systems.

Operating earnings Net income generated by the ongoing operations of the company, excluding special items and merger effects.

Return on capital employed, excluding special items (ROCE) One of the company's key metrics, ROCE is calculated by dividing net income (adjusted for after-tax interest expense, minority interest, special items and merger effects) by the average of total debt, minority interest and stockholders' equity for the year.

Special items Transactions not considered representative of the company's ongoing operations. These transactions, as defined by management, can obscure the underlying results of operations and affect comparability between years.

Stockholders' equity The owners' share of the company, this is the difference between total assets and total liabilities.

Total stockholder return A measurement of ChevronTexaco's primary goal, it is the return to stockholders from stock price appreciation and reinvested dividends for a period of time.

Board of Directors

David J. O'Reilly, 55
Chairman of the Board and Chief Executive Officer He was elected Chairman and CEO of Chevron Corporation in 2000. He was elected a Vice President in 1991; President of Chevron Products Company in 1994; and a Director and Vice Chairman, worldwide exploration and production, in 1998. He joined Chevron in 1968. He is a Director and Treasurer of the American Petroleum Institute. (2)

Glenn F. Tilton, 53
Vice Chairman of the Board He was elected a Director in October 2001. Previously he was Chairman of the Board and CEO of Texaco Inc. Following his appointment as President, Texaco U.S.A., he was elected Senior Vice President in 1995 and President of the Global Business Unit in 1997. He joined Texaco in 1970. He also is a Director of Dynegy Inc., Lincoln National Corporation and the American Petroleum Institute.

Peter J. Robertson, 55
Vice Chairman of the Board He was elected a Director in January 2002 and is responsible for worldwide exploration and production. Previously he was Corporate Vice President and President, Chevron Overseas Petroleum Inc. He was elected President, Chevron U.S.A. Production Company, responsible for North American exploration and production, in 1997. He joined Chevron in 1973.

Samuel H. Armacost, 62
Director since 1982. He is Chairman of SRI International. Previously he was a Managing Director of Weiss, Peck & Greer LLC, an investment firm. He also is a Director of The James Irvine Foundation; Toshiba International Advisory Group; Scios, Inc.; and Exponent, Inc. (3, 4)

Robert J. Eaton, 62
Director since 2001 and a Texaco Inc. Director since 2000. He is retired Chairman of the Board of Management of DaimlerChrysler AG. Previously he was Chairman of the Board and Chief Executive Officer of Chrysler Corporation. He also is a Director of International Paper Company. (2, 4)

Sam Ginn, 64
Director since 1989. He is retired Chairman of Vodafone AirTouch, PLC. Previously he was Chairman of the Board and Chief Executive Officer of AirTouch Communications, Inc., and Chairman of the Board, President and Chief Executive Officer of Pacific Telesis Group. He also is a Director of Hewlett-Packard Company and the Fremont Group. (1, 3)

Carla A. Hills, 68
Director since 1993. She is Chairman and Chief Executive Officer of Hills & Company International Consultants. She served as U.S. Trade Representative from 1989 to 1993. She is a Director of American International Group, Inc.; Lucent Technologies Inc.; and AOL Time Warner Inc. (1, 3)

Franklyn G. Jenifer, 63
Director since 2001 and a Texaco Inc. Director since 1993. He is President of The University of Texas at Dallas. Previously he was President of Howard University and Chancellor of the Massachusetts Board of Regents of Higher Education. He serves on numerous boards, including the United Way of Metropolitan Dallas. (1, 2)

David J. O'Reilly | Glenn F. Tilton | Peter J. Robertson | Samuel H. Armacost | Robert J. Eaton | Sam Ginn | Carla A. Hills | Franklyn G. Jenifer





J. Bennett Johnston | Sam Nunn | Charles R. Shoemate | Frank A. Shrontz | Thomas A. Vanderslice | Carl Ware | John A. Young

J. Bennett Johnston, 69
Director since 1997. He is Chief Executive Officer of Johnston & Associates, a consulting firm. He served as a U.S. Senator from Louisiana for 24 years. He is Vice President of the U.S. Pacific Economic Cooperation Council. He is a Director of Nexant, Inc.; U.S. China Business Council; Fundacion Amistad; and Freeport-McMoRan Copper & Gold Inc. (2, 4)

Sam Nunn, 63
Director since 2001 and a Texaco Inc. Director since 1997. He is senior partner in the law firm of King & Spalding and distinguished professor at the Sam Nunn School of International Affairs, Georgia Tech. He served as a U.S. Senator from Georgia for 24 years. He is a Director on several boards, including The Coca-Cola Company and General Electric Company. (1, 2)

Charles R. Shoemate, 62
Director since 2001 and a Texaco Inc. Director since 1998. He is the retired Chairman of the Board, President and Chief Executive Officer of Bestfoods and also was Chairman of the Grocery Manufacturers of America. He is a Director of CIGNA Corporation and International Paper Company. (3, 4)

Frank A. Shrontz, 70
Director since 1996. He is retired Chairman of the Board of The Boeing Company. He served as Assistant Secretary of Defense and Assistant Secretary of the Air Force. He also is a Director of Boise Cascade Corporation and Minnesota Mining and Manufacturing Company. (2, 4)

Committees of the Board:
(1) Audit: Sam Ginn, Chairman
(2) Public Policy: J. Bennett Johnston, Chairman
(3) Board Nominating and Governance: Carla A. Hills, Chairman
(4) Management Compensation: Samuel H. Armacost, Chairman

Thomas A. Vanderslice, 70
Director since 2001 and a Texaco Inc. Director since 1980. He is a private investor. Previously he was Chairman and Chief Executive Officer of M/A-COM,-Inc.; Chairman and Chief Executive Officer of Apollo Computer, Inc.; and President and Chief Operating Officer of GTE Corporation. He also is a Director of W.R. Grace Inc. and VIASYS Healthcare Inc. (1, 3)

Carl Ware, 58
Director since 2001. He is Executive Vice President of Public Affairs and Administration for The Coca-Cola Company. Previously he was President of The Coca-Cola Company's Africa Group, with operational responsibility for nearly 50 countries in sub-Saharan Africa. He serves on numerous boards, including the Georgia Power Company and Southern Africa Development Fund. (1, 2)

John A. Young, 69
Director since 1985. He was Vice Chairman of the Board of Novell, Inc., from 1997 to 2001. Previously he was Vice Chairman of the Board of SmithKline Beecham PLC and President and Chief Executive Officer of Hewlett-Packard Company. He serves on numerous boards, including Lucent Technologies Inc.; GlaxoSmithKline PLC; and Affymetrix, Inc. (3, 4)

Retiring Director

Richard H. Matzke, 65, Vice Chairman responsible for worldwide oil and gas exploration and production, reached the mandatory retirement age for employee directors. He was elected a Corporate Vice President in 1990, a Director in 1997 and Vice Chairman in 2000. He joined Chevron in 1961.

Corporate Officers

Lydia I. Beebe, 49
Corporate Secretary Previously Chevron Corporate Secretary since 1995; Senior Manager, Chevron Tax Department; Manager, Tax Legislation; Staff Attorney; and Chevron Legal Representative in Washington, D.C. Joined Chevron in 1977.

John E. Bethancourt, 50
Vice President, Human Resources Previously Texaco Corporate Vice President and President, Production Operations, Texaco Worldwide Exploration and Production, since 2000. Joined Texaco in 1974.

Darry W. Callahan, 59
Executive Vice President, Power, Chemicals and Technology Director of Chevron Phillips Chemical Company, Dynegy Inc. and Sasol Chevron Holdings Limited. Previously Chevron Executive Vice President since 2000, responsible for human resources, technology, chemicals and coal operations, and President, Chevron Chemical Company. Joined Chevron in 1964.

Stephen J. Crowe, 54
Vice President and Comptroller Previously Chevron Vice President since 2000 and Comptroller since 1996; Vice President, Finance, Chevron Products Company; and Assistant Comptroller, Chevron Corporation. Joined Chevron in 1972.

Harvey D. Hinman, 61
Vice President and General Counsel Previously Chevron Vice President and General Counsel since 1993, and partner and member of the Executive Committee at the law firm of Pillsbury Winthrop LLP.

George L. Kirkland, 51
Corporate Vice President and President, ChevronTexaco Overseas Petroleum Inc. Previously President, Chevron U.S.A. Production Company, since 2000, responsible for North American exploration and production, and Director, Dynegy Inc. Joined Chevron in 1974.

David M. Krattebol, 57
Vice President and Treasurer Previously Chevron Vice President and Treasurer since 2000; President, Chevron San Jorge; Vice President, Logistics and Trading; Vice President, Finance, Chevron Products Company; and Vice President, Finance, Chevron Overseas Petroleum Inc. Joined Chevron in 1971.

R. Bruce Marsh, 59
General Tax Counsel Previously Chevron General Tax Counsel since 1994; Assistant General Tax Counsel, Chevron Corporation; and General Tax Counsel, Chevron U.S.A. Joined Chevron in 1971.

Lydia I. Beebe | John E. Bethancourt | Darry W. Callahan | Stephen J. Crowe | Harvey D. Hinman | George L. Kirkland | David M. Krattebol | R. Bruce Marsh



Gregory Matiuk | Rosemary Moore | Donald L. Paul | John S. Watson | Raymond I. Wilcox | Warner M. Williams | Patricia A. Woertz | Patricia E. Yarrington

Gregory Matiuk, 56
Executive Vice President, Administrative and Corporate Services Previously Chevron Vice President, Human Resources, since 1998; Vice President, Strategic Planning and Quality; Manager, Strategic Planning; and Vice President and General Manager, Western Business Unit, Chevron U.S.A. Production Company. Joined Chevron in 1967.

Rosemary Moore, 51
Vice President, Public and Government Affairs Previously Texaco Vice President, Corporate Communications and Government Affairs. Joined Texaco in 2000.

Donald L. Paul, 55
Vice President and Chief Technology Officer Previously Chevron Corporate Vice President, Technology and Environmental Affairs, since 1996 and President, Chevron Technology Ventures, since 1999; Director, Dynegy Inc.; President, Chevron Canada Resources; and President, Chevron Petroleum Technology Company. Joined Chevron in 1975.

John S. Watson, 45
Vice President and Chief Financial Officer Director of Dynegy Inc. Previously Chevron Vice President and Chief Financial Officer since 2000; Director, Caltex Corporation; Vice President, Strategic Planning, Chevron Corporation; President, Chevron Canada Limited; and General Manager, Strategic Planning and Quality, Chevron U.S.A. Products Company. Joined Chevron in 1980.

Raymond I. Wilcox, 56
Corporate Vice President and President, North America Exploration and Production Previously ChevronTexaco Managing Director, Nigeria/Mid-Africa Strategic Business Unit, since October 2001, and Chairman and Managing Director, Chevron Nigeria Limited, since January 2000. Joined Chevron in 1968.

Warner M. Williams, 50
Vice President, Health, Environment and Safety Previously Chevron General Manager, Southern Africa Strategic Business Unit, Chevron Overseas Petroleum Inc., since 1988, and General Manager, International Relations, Washington, D.C. Joined Chevron in 1974.

Executive Committee:
David J. O'Reilly, Glenn F. Tilton, Peter J. Robertson, Darry W. Callahan, Harvey D. Hinman, John S. Watson and Patricia A. Woertz. Lydia I. Beebe, Secretary.

Patricia A. Woertz, 49
Executive Vice President, Downstream Responsible for worldwide refining, marketing and transportation. Previously Chevron Corporate Vice President and President, Chevron Products Company, since 1998; Director, Dynegy Inc.; President, Chevron International Oil Company; and Vice President, Logistics and Trading, Chevron Products Company. Joined Chevron in 1977.

Patricia E. Yarrington, 45
Vice President, Strategic Planning Previously Chevron Vice President, Strategic Planning, since 2000; President, Chevron Canada Limited; and Comptroller, Chevron Products Company. Joined Chevron in 1980.

Financial Table of Contents

TEXACO MERGER TRANSACTION

On October 9, 2001, Texaco Inc. (Texaco) became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. The combination was accounted for as a pooling of interests, and each share of Texaco common stock was converted on a tax-free basis into the right to receive 0.77 shares of ChevronTexaco common stock. In the merger, ChevronTexaco issued approximately 425 million shares of common stock, representing about 40 percent of the outstanding ChevronTexaco common stock after the merger.

In accordance with pooling-of-interests accounting, the accompanying audited consolidated financial statements give retroactive effect to the merger, with all periods presented as if Chevron and Texaco had always been combined.

As a result of the merger, the accounts of certain operations that were jointly owned by the combining companies are consolidated in the accompanying financial statements. These operations are primarily those of the Caltex Group of Companies, which was previously owned 50 percent each by Chevron and Texaco.

KEY FINANCIAL RESULTS

Millions of dollars, except per-share amounts	2001	2000	1999
Net Income	$ 3,288	$ 7,727	$ 3,247
Special Items and Merger Effects Included in Net Income	(3,522)	(378)	(191)
Earnings Excluding Special Items and Merger Effects	$ 6,810	$ 8,105	$ 3,438
Per Share:			
Net Income – Basic	$3.10	$7.23	$3.01
– Diluted	$3.09	$7.21	$3.00
Earnings Excluding Special Items and Merger Effects – Basic	$6.42	$7.58	$3.19
– Diluted	$6.41	$7.57	$3.18
Dividends*	$2.65	$2.60	$2.48
Sales and Other Operating Revenues	$104,409	$117,095	$84,004
Return on:			
Average Capital Employed	7.8%	17.3%	8.5%
Average Stockholders' Equity	9.8%	24.5%	11.1%

*Chevron dividend pre-merger.

ChevronTexaco's net income of $3.288 billion was down significantly from 2000 but was slightly higher than 1999. Net income for 2001 included net charges of $1.743 billion for special items and $1.779 billion for merger effects, for a combined total of $3.522 billion. Special items included asset write-downs of $1.709 billion, primarily for exploration and production (upstream) properties as a result of downward revisions in estimated proved crude oil reserves. Merger effects represented merger-related expenses of $1.136 billion and net losses on merger-related asset dispositions of $643 million. In 2000 and 1999, net special charges were $378 million and $191 million, respectively.

Net income and special items for the individual business segments are discussed in the Results of Operations section beginning on page 33.

NET INCOME BY MAJOR OPERATING AREA[1]

Millions of dollars	2001	2000	1999
Exploration and Production			
United States	$ 1,779	$3,453	$1,133
International	2,533	3,702	1,450
Total Exploration and Production	4,312	7,155	2,583
Refining, Marketing and Transportation			
United States	1,254	721	551
International	560	414	546
Total Refining, Marketing and Transportation	1,814	1,135	1,097
Chemicals	(128)	40	109
All Other	(2,710)	(603)	(542)
Net Income[2]	$ 3,288	$7,727	$3,247

[1]1999 and 2000 conformed to the 2001 presentation.
[2]Includes Foreign Currency Gains (Losses): $191 $182 $(15)

EARNINGS BY MAJOR OPERATING AREA, EXCLUDING SPECIAL ITEMS AND MERGER EFFECTS[1]

Millions of dollars	2001	2000	1999
Exploration and Production			
United States	$2,890	$3,736	$1,390
International	2,905	3,622	1,520
Total Exploration and Production	5,795	7,358	2,910
Refining, Marketing and Transportation			
United States	1,332	974	638
International	598	526	615
Total Refining, Marketing and Transportation	1,930	1,500	1,253
Chemicals	(32)	130	174
All Other	(883)	(883)	(899)
Earnings Excluding Special Items and Merger Effects[2]	6,810	8,105	3,438
Special Items and Merger Effects[2]	(3,522)	(378)	(191)
Net Income[2]	$3,288	$7,727	$3,247

[1] 1999 and 2000 conformed to the 2001 presentation.
[2] Includes Foreign Currency Gains (Losses): $191 $182 $(15)

BUSINESS ENVIRONMENT AND OUTLOOK

ChevronTexaco's overall operating earnings depend largely on the profitability of its upstream – exploration and production – and downstream – refining, marketing and transportation – businesses.

Upstream operating earnings align most closely with industry price levels for crude oil and natural gas. The decline in the company's upstream operating earnings during 2001 tracked the downward slide in prices for these commodities. The price trend for crude oil was largely caused by reduced demand in weakened economies worldwide and the relative oversupply by OPEC and certain other oil-producing countries. The average spot price during 2001 for West Texas Intermediate (WTI), a benchmark crude oil, was about $26 per barrel – down from an average of about $30 in 2000 – and ended the year under $20. A similar trend existed for certain natural gas prices, which are more sensitive to regional supply-demand balances. In the United States, the company's average natural gas sales realization started 2001 at about $10.00 per thousand cubic feet.

By the end of the year, the average realization had dropped below $3.00. Into early 2002, the WTI crude oil price moved above $20 per barrel, but the company's U.S. average natural gas realization remained below $3.00 per thousand cubic feet. Earnings during 2001 were also dampened by slightly lower oil-equivalent production – down less than 2 percent from 2000 levels. However, the company anticipates an oil-equivalent production growth rate over the next five years of 2.5 to 3 percent annually, although 2002 production is expected to increase only about 1 percent because of OPEC-related constraints.

Crude Oil Prices 1986 Through 2001
Dollars per barrel


35
30
25
20
15
10
$20.51
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

The spot price of West Texas Intermediate, a benchmark crude oil, fell back during 2001 to the $18 to $22 range that has been the average for the past 15 years.

Downstream operating earnings are most closely tied to refining and marketing margins, which can vary among the geographic areas in which the company operates. Although worldwide demand for refined products weakened overall during 2001, margins fluctuated on regional supply-demand balances. For example, margins improved in North America over the prior year and sales volumes increased for all higher-value products. Margins also improved in most of the Asia, Middle East and eastern Africa operating areas. However, in Europe, Latin America and certain western African countries, changes in product prices were not able to keep pace with feedstock costs, and margins suffered. Early in 2002, profitability was weak in all geographic areas and is not expected to rebound in earnest until the world economies and product demand improve.

The company's chemical segment was not profitable during 2001, and significant improvement for certain commodity chemicals is not expected until demand more closely matches industry capacity.

MERGER EFFECTS

Within 18 months of the merger, ChevronTexaco expects to realize pre-tax savings of approximately $1.8 billion annually through operating efficiencies and the elimination of redundant facilities and operations.

Significant one-time expenses are being incurred in connection with the merger. Total before-tax merger-related expenses, from the time of the merger announcement in October 2000 through the end of 2003, are estimated at $2 billion. Major expenses include employee severance payments; incremental pension and medical plan costs associated with workforce reductions; legal, accounting, SEC filing and investment banker fees; employee and office relocations; and costs for the elimination of redundant facilities and operations. During 2001, $1.563 billion of before-tax ($1.136 billion after tax) merger-related expenses were recorded. Included were accruals of $891 million for employee termination benefits for approximately 4,500 employees, and other merger-related expenses that will not benefit future operations. Payments against the accruals were $105 million. Approximately 1,400 employees were terminated after the merger during 2001. The year-end 2001 accrual balance of $786 million is expected to be nearly extinguished by early 2003, as certain terminating employees are eligible to delay separation payments for one year or more.

As a condition of approving the merger, the U.S. Federal Trade Commission (FTC) required the disposition of certain Texaco assets, including investments in Equilon and Motiva – joint ventures engaged in U.S. refining, marketing and transportation businesses. The interests in these joint ventures were placed in trust at the time of the merger, and ChevronTexaco no longer exercised control over the joint ventures. Accordingly, the method of accounting for these investments was changed in the fourth quarter 2001 from equity to cost basis. Based on the terms of the sale that closed in February 2002, the company recorded an after-tax charge of $564 million in 2001 for the anticipated loss. Cash proceeds from the sale received in 2002 were $2.2 billion. Indemnification by ChevronTexaco against certain Equilon and Motiva contingent liabilities at the date of sale are discussed in the "On- and off-balance-sheet arrangements" section on page 37.

Additional after-tax charges of $79 million were recorded in 2001 for other merger-related asset dispositions, which are expected to result in proceeds of approximately $75 million. Including the loss for the Equilon and Motiva sale, total charges for merger-related asset dispositions of $643 million were recorded in 2001 and classified as an "Extraordinary item" on the Consolidated Statement of Income in accordance with pooling-of-interests reporting requirements of Accounting Principles Board (APB) Opinion No. 16, "Business Combinations." The net book value of these asset sales that were not completed at year-end 2001 was $2.181 billion and was classified as "Assets held for sale – merger related" in the "Current Assets" section of the Consolidated Balance Sheet. Net income during 2001 for all merger-related assets that are being sold was approximately $375 million.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

Key operating highlights and events during 2001 and early 2002 included:

Worldwide oil and gas reserves The company added approximately 1.2 billion barrels of oil-equivalent reserves during 2001. These additions equated to 127 percent of production for the year. Included were slightly more than 100 million barrels each for the Tengiz Field in Kazakhstan and the Hamaca project in Venezuela as a result of drilling activities. Almost 200 million oil-equivalent barrels were added for natural gas reserves for several fields in Nigeria. About 160 million barrels of the additions during the year were the result of successful discoveries in areas that included Latin America, the

Net Proved Reserves
Millions of OEG* barrels


13000
9750
6500
3250
0
11,759
98 99 00 01
United States
International**

Net proved reserves increased 2 percent, with net reserve additions equal to 127 percent of production for 2001.

*Oil and equivalent gas
**Includes Canada and equity in affiliates

North Sea and West Africa. Also, approximately 175 million equivalent-barrels were acquired early in 2001 through the purchase of an additional 5 percent interest in Tengizchevroil, the company's 50 percent-owned affiliate in Kazakhstan that operates the Tengiz and Korolev fields.

Angola Approximately 30,000 barrels per day of total crude oil production began at the company-operated Phase 1C development in the deepwater Kuito Field in Block 14, where the company holds a 31 percent interest. In Block 0, the North Nemba production and gas injection platform was installed in March 2001. At year-end, total oil production exceeded 30,000 barrels per day. Continuation of the North Nemba development program in 2002 will result in average production of about 40,000 barrels per day. The company is the operator and holds a 39 percent interest.

Nigeria The Escravos Gas Project successfully completed Phase 2 development in 2001, increasing processing capacity to 285 million cubic feet of gas per day. Upon completion of Phase 3 in 2005, capacity is expected to increase to 680 million cubic feet per day. The company holds a 40 percent working interest in the Escravos project. Front-end engineering and design started in March 2001 on the gas-to-liquids project at Escravos. This is the first project to use the Sasol Chevron Global Joint Venture technologies. The company holds a 38 percent interest in the project.

Net Crude Oil & Natural Gas Liquids Production*
Thousands of barrels per day


2500
2000
1500
1000
500
0
1,959
98
99
00
01

United States
International**

Net liquids production increased 1.1 percent internationally, while declining in the United States.

*Includes equity in affiliates
**Includes Canada

Chad-Cameroon The Doba oil field development – a $3.5 billion project, including a 650-mile pipeline – reached one-third completion at the end of 2001. Initial total production of 225,000 barrels of crude oil per day is expected in 2004. The company holds a 25 percent interest in the project.

Kazakhstan Tengizchevroil (TCO) increased its total production for the eighth straight year, averaging 268,000 barrels per day of crude oil. Engineering for the next major expansion is under way and it is expected to come on line in 2005. The company holds a 50 percent interest in TCO. In October, the first tankers were loaded with crude oil from the Caspian Pipeline Consortium (CPC) facilities near the Black Sea port of Novorossiysk. CPC's pipeline connects the Tengiz Field in western Kazakhstan to Novorossiysk, enabling full access to world market prices for Tengiz oil, and greatly reduces transportation costs. CPC is owned 15 percent by ChevronTexaco.

U.K. North Sea In December 2001, ChevronTexaco received government approval to develop the company-operated Alba Extreme South and Caledonia projects in the North Sea. Both are located in the company's central North Sea core area, which includes the producing Alba and Britannia fields. First oil production from the Alba Extreme South project is scheduled for the fourth quarter 2002 and will help maintain Alba's total field production at about 80,000 barrels of crude oil per day. ChevronTexaco operates the field and holds a 21 percent ownership. First oil from Caledonia is expected late in the third quarter of 2002, and peak field production is anticipated at about 13,000 barrels per day. The company holds a 27 percent interest.

Philippines Gas production commenced in October from the Malampaya Field offshore the Philippine island of Palawan. ChevronTexaco has a 45 percent interest in the landmark gas-to-power project – the largest single foreign investment and the first-ever offshore production of natural gas in the Philippines.

Australia The company made two significant natural gas discoveries offshore Western Australia. Both are located in permit area WA-267-P, where the company operates and holds a 50 percent interest. During 2001, the company approved development of the $1.6 billion LNG expansion project by the North West Shelf venture. A mid-2004 start-up will increase gross liquefied natural gas capacity by about 50 percent. The company holds a one-sixth interest.

China During 2001, an average of about 18,000 barrels per day total of low-sulfur crude oil is being produced after an October start-up at the QHD 32-6 Field in China's Bohai Bay where ChevronTexaco holds a 24.5 percent interest.

Bangladesh In April 2001, ChevronTexaco was awarded a 60 percent interest in the 1.7 million-acre onshore tract, Block 9, in Bangladesh, east of Dhaka. Block 9 surrounds the Bakhrabad gas field and is adjacent to other major gas-producing areas. Seismic studies are planned in 2002 with initial drilling to commence in late 2002 or early 2003.

Venezuela The company holds a 30 percent interest in the Hamaca integrated oil project, located in Venezuela's Orinoco Belt. Early production was established during October 2001. After completion of crude oil upgrading facilities in 2004, Hamaca total production is expected to increase to 190,000 barrels per day.

U.S. Gulf of Mexico Typhoon, a deepwater development project, was completed below budget and production commenced in July 2001, two months ahead of schedule. Daily total production averaged about 39,000 oil-equivalent barrels through the end of the year. ChevronTexaco is the operator with a 50 percent interest.

U.S. Refining In December, the company approved a $150 million project at its Pascagoula, Mississippi, refinery to produce low-sulfur gasoline that meets anticipated new U.S. Environmental Protection Agency standards. Regulatory permits have been secured and the activities will commence during 2002. The project is expected to take a year to complete.

Chevron Phillips Chemical Company (CPChem) The company's 50 percent-owned CPChem affiliate is engaged in a joint venture with BP Solvay to build a new high-density polyethylene (HDPE) facility at CPChem's Cedar Bayou, Texas, facility that is on track for a start-up in late 2002. The 700 million pounds-per-year HDPE facility will be the largest of its kind in the world. A world-scale olefins and polyolefins complex in Qatar also is expected to start production in late 2002. The facility will be owned and operated by Qatar Chemical Company, a joint venture between CPChem, with a 49 percent interest, and Qatar General Petroleum.

Dynegy Inc. In November 2001, ChevronTexaco acquired $1.5 billion in redeemable, convertible preferred shares of its Dynegy affiliate. In early 2002, ChevronTexaco purchased approximately $200 million of additional Dynegy common shares to maintain its 26.5 percent ownership interest following Dynegy's public equity offering in December 2001.

RESULTS OF OPERATIONS

Sales and other operating revenues were $104 billion in 2001, compared with $117 billion in 2000 and $84 billion in 1999. Revenues in 2001 declined on lower average realizations for crude oil and refined products. The increase in 2000 from 1999 was primarily the result of sharply higher prices for crude oil, natural gas and refined products. The effect of higher prices in 2000 was partially offset by the absence of chemicals revenues in the second half of the year due to the July 1, 2000, formation of CPChem, which is accounted for under the equity method.

Income from equity affiliates totaled $1.1 billion in 2001, $1.1 billion in 2000 and $0.9 billion in 1999. Equity income increased marginally in 2001 on the strength of improved earnings for Equilon, Motiva and Dynegy, partially offset by lower earnings for Tengizchevroil and LG-Caltex and by larger losses from CPChem. In 2000, increases in earnings from Tengizchevroil and Motiva were partially offset by lower earnings from Equilon and LG-Caltex and losses from CPChem.

Other income totaled $0.7 billion in 2001, $1.0 billion in 2000 and $0.8 billion in 1999. The fluctuations between years were the result of changes in net gains and losses from asset sales and interest income from investments.

Purchased crude oil and products costs of $60.5 billion in 2001 were lower than the $69.8 billion in 2000 – primarily due to lower crude oil prices – but about 30 percent higher than the $46.3 billion in 1999 when average crude oil prices were recovering from 20-year lows that occurred in 1998. Offsetting some of the effect of higher prices since 1999 was the absence of such costs associated with the chemicals operations contributed to CPChem in July 2000.

Operating, selling, general and administrative expenses, excluding the effects of special items, were about the same at $11.5 billion in 2001 and 2000. Similar expenses in 1999 were $10.8 billion, reflecting mainly higher fuel costs for the company's plants and facilities. Mitigating this effect since mid-2000 was the absence of expenses associated with the chemicals operations contributed to CPChem.

Millions of dollars	2001	2000	1999
Operating Expenses	$ 7,650	$ 8,323	$ 7,773
Selling, General and Administrative Expenses	3,984	3,626	3,222
Total Operating Expenses	11,634	11,949	10,995
Less: Special Charges, Before Tax	164	488	199
Adjusted Total Operating Expenses	$11,470	$11,461	$10,796

Exploration expenses were $1.0 billion in 2001, compared with $0.9 billion in 2000 and $1.1 billion in 1999. In 2001, well write-offs were $184 million higher compared with 2000 – which more than offset declines in other exploration expenses. The increased write-offs reflected, in part, a reprioritization of development opportunities post-merger.

Depreciation, depletion and amortization expense was $7.1 billion in 2001, compared with $5.3 billion in 2000 and $4.9 billion in 1999. Depreciation expense associated with asset impairments was $2.3 billion in 2001, compared with $0.7 billion in 2000 and $0.4 billion in 1999. After adjusting for the effect of impairments, the expense amounts were $4.8 billion in 2001, $4.6 billion in 2000 and $4.5 billion in 1999. Higher expense in 2001 on this adjusted basis resulted from higher capital spending, reserve revisions and additional abandonment provisions, while 2000 was higher than 1999 because production between years increased. The expense in 2000 also reflected lower depreciation in chemicals, resulting from the CPChem joint venture formation.

Operating, Selling & Administrative Expenses*
Millions of dollars


$11,470
12000
10000
8000
6000
4000
2000
0
98
99
00
01

Operating, selling and administrative expenses were down slightly, due to lower fuel costs for company operations.

Excluding special items

Income tax expenses were $4.4 billion in 2001, $6.3 billion in 2000 and $2.6 billion in 1999, reflecting effective income tax rates of 53 percent, 45 percent and 44 percent for each of the three years, respectively.

The increase in the 2001 effective tax rate was primarily due to U.S. before-tax income (generally subject to a lower tax rate) being a significantly smaller percentage of overall before-tax income in 2001 compared with 2000. The decline in the U.S. before-tax income arose primarily because substantially all of the 2001 merger-related expenses were associated with operations in the United States.

Foreign currency gains in 2001 were $191 million, compared with gains of $182 million in 2000 and losses of $15 million in 1999. Approximately $150 million of the gains in 2001 were attributable to the devaluation of the Argentine peso late in the year. Excluding this impact, currency gains were lower than in 2000 primarily due to fluctuations of the Netherlands and Australian currencies. The losses in 1999 were primarily in Australia.

U.S. Exploration and Production

Millions of dollars	2001	2000	1999
Earnings Excluding Special Items	$2,890	$3,736	$1,390
Asset Write-Offs and Revaluations	(1,168)	(176)	(204)
Asset Dispositions	49	(107)	–
Prior-Year Tax Adjustments	8	–	–
Restructurings and Reorganizations	–	–	(53)
Total Special Items	(1,111)	(283)	(257)
Segment Income	$1,779	$3,453	$1,133

U.S. exploration and production earnings, excluding special items, declined in 2001 primarily because of significantly lower crude oil prices. Oil-equivalent production was also down 8 percent. Higher earnings in 2000, compared with 1999, were mainly the result of increased prices for crude oil and natural gas. Partially offsetting the benefit of higher prices was a decline in oil-equivalent production of 7 percent between years.

The company's average 2001 U.S. crude oil realization was $21.70 per barrel, compared with $26.69 in 2000 and $15.50 in 1999. The average U.S. natural gas realization was $4.38 per thousand cubic feet in 2001, compared with $3.87 and $2.12 in 2000 and 1999, respectively.

Net liquids production for 2001 averaged 614,000 barrels per day, down 8 percent from 2000 and 14 percent from 1999. Net natural gas production averaged 2.7 billion cubic feet per day in 2000, down 7 percent from 2000 and 14 percent from 1999. The lower oil-equivalent production reflected normal field declines and asset sales, partially offset by new and enhanced production in the deep water and other areas of the Gulf of Mexico.

Special items in 2001 included a $1.0 billion impairment of the Midway Sunset Field in California's San Joaquin Valley. The impairment was a result of the write-down in proved crude oil reserve quantities, upon determination of lower-than-projected oil recovery from the field's steam injection process.

International Exploration and Production

Millions of dollars	2001	2000	1999
Earnings Excluding Special Items*	**$2,905**	$3,622	$1,520
Asset Write-Offs and Revaluations	**(247)**	–	–
Asset Dispositions	–	80	–
Prior-Year Tax Adjustments	**(125)**	–	(47)
Restructurings and Reorganizations	–	–	(23)
Total Special Items	**(372)**	80	(70)
Segment Income*	**$2,533**	$3,702	$1,450
*Includes Foreign Currency Gains:	**$181**	$97	$9

International exploration and production earnings, excluding special items, declined in 2001 primarily on lower average crude oil prices. Partially offsetting this effect was an increase of about 3 percent in oil-equivalent production and higher natural gas prices. Earnings in 2000 improved from 1999 on significantly higher crude oil and natural gas prices; oil-equivalent production between years was flat.

The average liquids realization, including equity affiliates, was $22.17 per barrel in 2001, compared with $26.04 in 2000 and $16.57 in 1999. The average natural gas realization was $2.36 per thousand cubic feet in 2001, compared with $2.09 in 2000 and $1.66 in 1999.

Exploration Expenses
Millions of dollars


1200
1000
800
600
400
200
0
$1,039
98 99 00 01

□ United States
□ International*

Exploration expenses supported the growth in international production volumes.

**Includes Canada*

Worldwide Exploration & Production Earnings*
Millions of dollars


7500
6000
4500
3000
1500
0
$5,795
98 99 00 01

□ United States
□ International

Worldwide upstream earnings were down 21 percent due mainly to lower crude oil prices.

**Excluding special items*

Daily net liquids production of 1.345 million barrels in 2001 increased about 1 percent from 1.330 million barrels in 2000 and 1.337 million barrels in 1999. Production increases in Kazakhstan during 2001 more than offset lower volumes from Indonesia. In 2000, increases in Argentina, Kazakhstan, Kuwait and Thailand did not offset declines in Indonesia and the United Kingdom.

Net natural gas production of 1.711 billion cubic feet per day in 2001 was up 10 percent from 2000 and more than 13 percent from 1999. Most notable among the geographic areas with production increases were Kazakhstan, Trinidad and Canada. In 2000, production increases were primarily in Argentina, Colombia, Kazakhstan and Thailand, partially offset by lower production from normal declines in mature fields in Canada and the United Kingdom.

U.S. Natural Gas Prices & Production


3500
2800
2100
1400
700
0
7.50
6.00
4.50
3.00
1.50
0
2,706
98 99 00 01

□ Prices in Dollars per Thousand Cubic Feet (right scale)
□ Production in Millions of Cubic Feet per Day (left scale)

Average prices rose 13 percent; production was down due to normal field declines and asset sales.

Special items in 2001 included a $247 million impairment of the LL-652 Field in Venezuela – as slower-than-expected reservoir repressurization resulted in a reduction in the projected volumes of oil recoverable during the company's remaining contract period of operation.

U.S. Refining, Marketing and Transportation

Millions of dollars	2001	2000	1999
Earnings Excluding Special Items	**$1,332**	$974	$638
Asset Write-Offs and Revaluations	–	–	(76)
Asset Dispositions	–	–	75
Environmental Remediation Provisions	**(78)**	(191)	(40)
Restructurings and Reorganizations	–	–	(46)
Litigation and Regulatory	–	(62)	–
Total Special Items	**(78)**	(253)	(87)
Segment Income	**$1,254**	$721	$551

U.S. refining, marketing and transportation earnings in 2001, excluding special items, increased 37 percent to $1.332 billion and more than doubled 1999 earnings of $638 million. Amounts included the company's share of equity income for the Equilon and Motiva joint ventures until the October 2001 merger, when these interests were placed in trust. Post-merger, the investments were accounted for on the cost basis, and earnings included dividend income, a component of other income, rather than the equity income as was recognized pre-merger.

Earnings increases in 2001 reflected significantly higher gasoline sales margins – especially early in the year – partially offset by weaker distillate sales margins and higher operating expense. Higher sales volumes across all major product lines also contributed to the improvement. Earnings in 2000 improved from 1999, particularly on the East and Gulf coasts. Earnings in 1999 suffered from lower sales margins and operational problems at the company's California refineries.

Refined products sales volumes of 2.577 million barrels per day in 2001 decreased about 3 percent from 2000 and 2 percent from 1999. The 2001 sales volumes reflected pre-merger sales only for Equilon and Motiva. Sales in 2000 suffered from the effect of 1999 year-end stockpiling by customers in anticipation of possible Year 2000-related interruptions. The average U.S. refined products sales realization of $30.45 per barrel in 2001 was down 25 percent from the 2000 average of $40.75, but up 19 percent from depressed levels in 1999.

U.S. Gasoline & Other Refined Products Sales vs. Refinery Runs*
Thousands of barrels per day


3000
2400
1800
1200
600
0
2,577
98 99 00 01

□ Gasoline
□ Other Refined Products Sales
□ Refinery Runs

In 2001, refined products sales volumes fell 3 percent, and refinery runs were down because of the mandated sale of the company's refining and marketing joint ventures in October.

**Includes equity in affiliates*

International Refining, Marketing and Transportation

Millions of dollars	2001	2000	1999
Earnings Excluding Special Items*	$598	$526	$615
Asset Write-Offs and Revaluations	(46)	(112)	–
Asset Dispositions	–	–	(111)
Prior-Year Tax Adjustments	8	–	114
Restructurings and Reorganizations	–	–	(72)
Total Special Items	(38)	(112)	(69)
Segment Income*	$560	$414	$546
*Includes Foreign Currency Gains (Losses):	$23	$107	$(27)

International refining, marketing and transportation earnings include results of the company's consolidated refining and marketing businesses, international marine operations, international supply and trading activities, and equity earnings of primarily Asia-Pacific affiliates. Excluding special items, 2001 earnings of $598 million were up 14 percent from 2000, but about 3 percent lower than in 1999.

Earnings in most of Asia, the Middle East and eastern Africa and South Africa operating areas improved significantly in 2001 because of improved marketing margins, particularly early in the year. Partially offsetting the marketing improvement were higher costs and somewhat lower refining margins. Earnings decreased in 2000, compared with 1999, on lower marketing margins and refined products sales volumes. The region suffered from a very competitive operating environment, including excess refinery capacity.

International Sales of Refined Products
Thousands of barrels per day


2800
2100
1400
700
0
2,495
98 99 00 01

International sales volumes fell about 1 percent due to weakened economies, primarily in Europe and Latin America.

European operations suffered from low marketing and refining margins and lower sales volumes in 2001 compared with prior years, primarily due to weaker economic conditions. Latin American earnings were nearly level with 2000, with improved refining margins almost offsetting the declining sales volumes and marketing margins. In 2000, weaker margins in Latin America and West Africa resulted in lower earnings compared with 1999. These were partially offset by increased earnings in Europe, driven by higher margins in the United Kingdom and the Netherlands.

International refined products sales volumes were 2.495 million barrels per day in 2001, down about 1 percent from 2.521 million in 2000 and about 5 percent lower than 2.621 million in 1999. Weaker economic conditions, particularly in Europe, dampened demand in 2001. Lower trading volumes and the third quarter 1999 sale of the company's equity interest in Koa Oil Company Limited in Japan were responsible for the decline in sales volumes in 2000.

Worldwide Refining, Marketing & Transportation Earnings*
Millions of dollars


2000
1600
1200
800
400
0
$1,930
98 99 00 01

□ United States
□ International

U.S. earnings increased 37 percent as refined products prices fell slower than crude oil feedstock prices. International earnings improved marginally.

**Excluding special items*

Chemicals

Millions of dollars	2001	2000	1999
(Loss) Earnings Excluding Special Items*	$ (32)	$130	$174
Asset Write-Offs and Revaluations	(96)	(90)	(43)
Restructurings and Reorganizations	–	–	(22)
Total Special Items	(96)	(90)	(65)
Segment (Loss) Income*	$(128)	$ 40	$109
*Includes Foreign Currency (Losses) Gains:	$(3)	$(2)	$3

Chemicals earnings include results from the company's Oronite division, the company's petrochemicals business prior to its contribution to CPChem in July 2000, and equity earnings in CPChem from that date. After excluding the effect of special items, the segment recorded a loss of $32 million in 2001, compared with earnings of $130 million in 2000 and $174 million in 1999. Results for all years reflected a protracted period of generally weak demand for commodity chemicals and industry overcapacity.

Special items in 2001 and 2000 include write-downs in the CPChem operations in Puerto Rico.

Worldwide Chemicals Earnings*
Millions of dollars


200
150
100
50
0
-50
(32)
98 99 00 01

The commodity chemicals business suffered from weak demand, industry overcapacity and high raw material costs.

**Excluding special items; includes equity in affiliates*

SELECTED OPERATING DATA

	2001	2000	1999
U.S. Exploration and Production			
Net Crude Oil and Natural Gas			
Liquids Production (MBPD)	**614**	667	712
Net Natural Gas Production (MMCFPD)	**2,706**	2,910	3,145
Natural Gas Sales (MMCFPD)[1]	**7,830**	7,302	6,534
Natural Gas Liquids Sales (MBPD)[1]	**340**	373	415
Revenues from Net Production			
Crude Oil ($/Bbl)	**$21.70**	$26.69	$15.50
Natural Gas ($/MCF)	**$ 4.38**	$ 3.87	$ 2.12
International Exploration and Production[1]			
Net Crude Oil and Natural Gas			
Liquids Production (MBPD)	**1,345**	1,330	1,337
Net Natural Gas Production (MMCFPD)	**1,711**	1,556	1,512
Natural Gas Sales (MMCFPD)	**2,675**	2,398	2,342
Natural Gas Liquids Sales (MBPD)	**90**	67	58
Revenues from Liftings			
Liquids ($/Bbl)	**$22.17**	$26.04	$16.57
Natural Gas ($/MCF)	**$ 2.36**	$ 2.09	$ 1.66
Other Produced Volumes (MBPD)[3]	**105**	123	96
U.S. Refining, Marketing and Transportation[1,2]			
Gasoline Sales (MBPD)	**1,246**	1,320	1,266
Other Refined Products Sales (MBPD)	**1,331**	1,347	1,357
Refinery Input (MBPD)	**1,286**	1,337	1,484
Average Refined Products			
Sales Price ($/Bbl)	**$30.45**	$40.75	$25.50
International Refining, Marketing and Transportation[1]			
Refined Products Sales (MBPD)	**2,495**	2,521	2,621
Refinery Input (MBPD)	**1,136**	1,150	1,235

MBPD = Thousands of barrels per day; MMCFPD = Millions of cubic feet per day; Bbl = Barrel; MCF = Thousands of cubic feet.
[1] Includes equity in affiliates.
[2] Includes Equilon and Motiva pre-merger.
[3] Represents total field production under the Boscan operating service agreement in Venezuela, and in 2000 included a Colombian operating service agreement.

All Other

Millions of dollars	2001	2000	1999
Net Charges Excluding Special Items*	**$ (883)**	$(883)	$(899)
Asset Write-Offs and Revaluations	**(152)**	–	(54)
Asset Dispositions	**–**	99	147
Prior-Year Tax Adjustments	**104**	107	161
Environmental Remediation	**–**	(73)	–
Restructurings and Reorganizations	**–**	–	(41)
Litigation and Regulatory	**–**	–	104
Other	**–**	147	40
Total Special Items	**(48)**	280	357
Merger Effects	**(1,779)**	–	–
Segment Charges*	**$(2,710)**	$(603)	$(542)
*Includes Foreign Currency Losses:	$(10)	$(20)	$–

All Other consists of coal mining operations, the company's equity interest in Dynegy Inc. – a gatherer, processor, transporter and marketer of energy products – corporate administrative costs, worldwide cash management and debt financing activities, power and gasification ventures, technology investments and real estate and insurance activities.

Earnings, excluding special items, for coal operations were $19 million in 2001 compared with $1 million in 2000 and $34 million in 1999. The improved earnings in 2001 resulted from increased sales volumes, productivity improvements and the absence of a work stoppage that in 2000 lasted several months.

The company's share of Dynegy earnings before special items in 2001 was $175 million, up from $119 million in 2000 and $44 million in 1999. Significantly higher prices for natural gas and natural gas liquids and an increase in earnings from power generation activities were the primary reasons for the improved results in 2001 from the previous periods.

Net charges for the balance of the All Other segment, excluding special items, were $1.077 billion in 2001, $1.003 billion in 2000 and $977 million in 1999. Increases in various corporate expenses essentially offset the benefits of lower interest expense and higher interest income in 2001 and 2000.

Merger effects in 2001 represented the sum of $1.136 billion for merger-related expenses and $643 million for losses on merger-related asset dispositions.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities were approximately $3.2 billion at the end of both 2001 and 2000. Cash provided by operating activities in 2001 was $11.5 billion, compared with $13.5 billion in 2000 and $7.8 billion in 1999. Cash provided by asset sales was $0.3 billion in 2001, $1.2 billion in 2000 and $1.6 billion in 1999. During 2001, the company's overall debt levels increased to $17.4 billion at December 31, 2001, compared with $15.9 billion at December 31, 2000. Improved cash flows in 2000 permitted the company to reduce overall debt levels by $3.2 billion and repurchase $1.5 billion of the company's common shares, net of sales. In addition, the company received a cash distribution of $835 million in 2000 from CPChem after the joint venture obtained debt financing. In 1999, a payment of $775 million was made to Occidental Petroleum in settlement of the Cities Service lawsuit.

Cash Provided by Operating Activities
Millions of dollars


15000
12500
10000
7500
5000
2500
0
$11,457
98
99
00
01

Lower earnings reduced the company's cash flows.

In February 2002, the company completed the sale of its investments in Equilon and Motiva to Shell and Saudi Refining Inc. for proceeds of $2.2 billion.

Dividends ChevronTexaco paid common stock dividends of $2,733 million, $2,664 million and $2,589 million in 2001, 2000 and 1999, respectively. Dividends on Texaco preferred shares were $6 million, $15 million and $28 million in 2001, 2000 and 1999, respectively. In addition, dividends of $119 million, $110 million and $55 million were paid for the three years to stockholders who hold minority interests in ChevronTexaco subsidiary companies.

Debt, lease and minority interest obligations ChevronTexaco's total debt and capital lease obligations were $17.4 billion at December 31, 2001, up from $15.9 billion at year-end 2000. In addition, at December 31, 2001, the company had minority interest obligations of $283 million, down from $746 million at December 31, 2000. In 2001, net repayments of $2.4 billion in long-term debt were more than offset by proceeds of $3.8 billion from new short-term debt. Changes in long-term debt during 2001 included a non-cash reduction of $100 million of ESOP debt. In addition to the repayments of long-term debt during 2001, $463 million of Monthly Income Preferred shares, which were accounted for as minority interest, and $300 million of Texaco Market Auction Preferred Shares were redeemed.

At year-end 2001, ChevronTexaco had $3.2 billion in committed credit facilities with various major banks, which permit the refinancing of short-term obligations on a long-term basis. These facilities support commercial paper borrowing and also can be used for general credit requirements. No borrowings were outstanding under these facilities during the year or at year-end 2001. In addition, ChevronTexaco has three existing "shelf" registrations on file with the Securities and Exchange Commission that together would permit registered offerings of up to $2.8 billion of debt securities. Additionally, at December 31, 2001, the company had lines of credit available for short-term financing totaling $500 million, of which $210 million had not been utilized.

The company's debt due within 12 months, consisting primarily of commercial paper and the current portion of long-term debt, totaled $11.6 billion at December 31, 2001, up from $8.2 billion at December 31, 2000. Of this total short-term debt, $3.2 billion was reclassified to long-term at year-end 2001. Settlement of these obligations was not expected to require the use of working capital in 2002, as the company had the intent and the ability, as evidenced by committed credit facilities, to refinance them on a long-term basis. The company's practice has been to continually refinance its commercial paper, maintaining levels it believes to be appropriate.

Total Interest Expense & Total Debt at Year-End
Millions of dollars


20000
16000
12000
8000
4000
0
1500
1200
900
600
300
0
$17,418
98 99 00 01
Total Interest Expense (right scale)
Total Debt (left scale)

Total debt rose 9 percent, while interest expense fell 25 percent on lower interest rates.

The company's future debt level is dependent primarily on its results of operations, its capital-spending program and cash that may be generated from asset dispositions. The company believes it has substantial borrowing capacity to meet unanticipated cash requirements. In periods of sustained low crude oil and natural gas prices (below levels of approximately $20 per barrel for West Texas Intermediate benchmark crude oil and $2.50 per thousand cubic feet for Henry Hub benchmark natural gas) and narrow refined products margins, cash provided by operating activities and asset sales may not be sufficient to fund the company's investing activities and may result in increased borrowings or a reduction in overall cash levels.

ChevronTexaco's senior debt is rated AA by Standard and Poor's Corporation and Aa2 by Moody's Investor Service, except for senior debt of Texaco Inc. which is rated Aa3. ChevronTexaco's U.S. commercial paper is rated A-1+ by Standard and Poor's and Prime 1 by Moody's, and the company's Canadian commercial paper is rated R-1 (middle) by Dominion Bond Rating Service. All of these ratings denote high-quality, investment-grade securities.

Share repurchase programs In December 1997, Chevron's Board of Directors approved the repurchase of up to $2 billion of the company's outstanding common stock for use in its employee stock option programs. Total repurchases from the program's inception through the end of 2000 were 23.3 million shares at a cost of $1.9 billion. The program was formally terminated in September 2001.

In March 1998, Texaco's Board of Directors approved the repurchase of up to $1 billion of Texaco's outstanding common stock. This program was suspended in October 2000, prior to the announcement of the planned merger with Chevron. At that time, 11.4 million shares had been acquired at a cost of $643 million.

On- and off-balance-sheet arrangements The following tables summarize the company's material on- and off-balance-sheet obligations at year-end 2001.

Contractual Obligations

Millions of dollars	Payments Due by Period				
	Total	2002	2003 – 2005	2006	After 2006
On balance sheet:					
Long-term debt[1]	$6,599	$1,095	$1,963	$195	$3,346
Short-term debt[2]	3,200	–	–	–	3,200
Noncancelable capital lease obligations	954	80	214	47	613
Redemption of subsidiary's preferred shares	199	–	199	–	–
Off balance sheet:					
Noncancelable operating lease obligations	2,541	692	881	237	731
Unconditional purchase obligations	5,598	1,157	3,231	861	349
Through-put and take-or-pay agreements	2,060	213	652	233	962

[1] Includes guarantee of $535 of ESOP debt, $100 due in 2002, $85 during 2003 – 2005 and $350 due after 2006.
[2] Continually refinanced on a long-term basis.

Commercial Commitments (Off Balance Sheet)

Millions of dollars	Commitment Expiration by Period				
	Total	2002	2003 – 2005	2006	After 2006
Guarantees of non-consolidated affiliates or joint venture obligations*	$686	$211	$33	$ –	$442
Guarantees of obligations of unrelated parties	742	141	225	34	342

*Excludes $432 related to Equilon and Motiva. See Note 22.

ChevronTexaco provided certain indemnities for contingent liabilities of Equilon and Motiva to Shell Oil and Saudi Refining Inc. as part of the agreement for the sale of the company's interests in those investments. Generally, the indemnities provided are limited to contingent liabilities that may mature within 18 months of the sale of the company's interests and are reduced by any reserves that were established prior to the sale. Excluding environmental liabilities, the company's financial exposure related to those indemnities is contractually limited to $300 million. Additionally, the company has provided indemnities for certain environmental liabilities arising out of conditions that existed prior to the formation of Equilon and Motiva and during the periods of ChevronTexaco's ownership interest in those entities as well as for customary representation and warranties within the agreements.

In other off-balance-sheet arrangements, the company securitizes certain accounts receivable in its downstream business through the use of qualifying special purpose entities (SPEs). At December 31, 2001, approximately $850 million, representing about 10 percent of ChevronTexaco's total current accounts receivable balance, were securitized. ChevronTexaco's total estimated financial exposure under these arrangements at December 31, 2001, was approximately $50 million. These arrangements have the effect of accelerating ChevronTexaco's collection of the securitized amounts. In the event of the SPEs experiencing major defaults in the collection of receivables, ChevronTexaco would have no loss exposure connected with third-party investments in these securitization arrangements.

The above information should also be read in conjunction with Note 22 to the Consolidated Financial Statements – Other Contingencies and Commitments on page 68.

FINANCIAL RATIOS

The year-end current ratio is the ratio of current assets to current liabilities. Generally, two items adversely affected ChevronTexaco's current ratio, but in the company's opinion do not affect its liquidity. First, current assets in all years included inventories valued on a LIFO basis, which at year-end 2001 were lower than replacement costs, based on average acquisition costs during the year, by nearly $1.6 billion. Also, because the company carries a larger percentage of short-term debt, it benefits from lower interest cost by continually refinancing its commercial paper.

The interest coverage ratio is defined as income before income tax expense, plus interest and debt expense and amortization of capitalized interest, divided by before-tax interest costs. ChevronTexaco's interest coverage ratio was lower in 2001, primarily due to lower before-tax income partially offset by lower interest expense as a result of replacing long-term debt with lower interest rate commercial paper obligations. The company's debt ratio (total debt divided by total debt plus equity) increased to 33.9 percent in 2001, due to an increase in total debt for the year.

Capital Employed
Millions of dollars


60000
45000
30000
15000
0
$50,845
98 99 00 01

□ Average Debt
□ Average Stockholders' Equity

ChevronTexaco's ratio of debt to debt-plus-equity increased to 33.9 percent from 32.3 percent in 2000.

Financial Ratios

	2001	2000	1999
Current Ratio	0.9	1.1	1.0
Interest Coverage Ratio	9.6	12.5	6.0
Total Debt/Total Debt Plus Equity	33.9%	32.3%	39.2%

FINANCIAL AND DERIVATIVE INSTRUMENTS

Commodity Derivative Instruments ChevronTexaco is exposed to market risks related to the volatility of crude oil, refined products, natural gas and refinery feedstock prices. The company uses derivative commodity instruments to manage its exposure to price volatility on a small portion of its activity, including: firm commitments and anticipated transactions for the purchase or sale of crude oil, feedstock purchases for company refineries, crude oil and refined products inventories, and fixed-price contracts to sell natural gas and natural gas liquids.

ChevronTexaco also uses derivative commodity instruments for trading purposes, and the results of this activity are not material to the company's financial position, net income or cash flows.

The company's positions are monitored and managed on a daily basis by a risk control group to ensure compliance with the company's stated risk management policy that has been approved by the company's Board of Directors.

The derivative instruments used in the company's risk management and trading activities consist mainly of futures contracts traded on the New York Mercantile Exchange and the International Petroleum Exchange, crude oil and natural gas swap contracts, options and other derivative products entered into principally with major financial institutions and other oil and gas companies. Virtually all derivatives beyond those designated as normal purchase and normal sale contracts are recorded at fair value on the Consolidated Balance Sheet with resulting gains and losses reflected in income. Fair values are derived principally from market quotes and other independent third-party quotes.

The aggregate effect of a hypothetical 15 percent change in prices for natural gas, crude oil and petroleum products would not be material to the company's financial position, net income or cash flows. The hypothetical loss on the related commodity contracts was estimated by calculating the cash value of the contracts as the difference between the hypothetical and contract delivery prices, multiplied by the contract amounts.

Foreign Currency The company enters into forward exchange contracts, generally with terms of 180 days or less, to manage some of its foreign currency exposures. These exposures include revenue and anticipated purchase transactions, including foreign currency capital expenditures and lease commitments forecasted to occur within 180 days. The forward exchange contracts are recorded at fair value on the balance sheet with resulting gains and losses reflected in income.

The aggregate effect of a hypothetical adverse change of 10 percent to year-end exchange rates (a weakening of the U.S. dollar) would not be material to the company's financial position, net income or cash flows.

Interest Rates The company enters into interest rate swaps as part of its overall strategy to manage the interest rate risk on its debt. Under the terms of the swaps, net cash settlements are based on the difference between fixed-rate and floating-rate interest amounts calculated by reference to agreed notional principal amounts. Interest rate swaps hedging a portion of the company's fixed-rate debt are accounted for as fair value hedges, whereas interest rate swaps relating to a portion of the company's floating-rate debt are recorded at fair value on the balance sheet with resulting gains and losses reflected in income. During 2001, no new swaps were initiated in connection with debt issues in the year. At year-end 2001, the weighted average maturity of interest rate swaps was approximately five years.

A hypothetical 10 percent increase in interest rates upon the interest rate swaps would cause the fair value of the "receive fixed" swaps to decline and the "receive floating" swaps to increase. The aggregate effect of these changes would not be material to the company's financial position, net income or cash flows.

The company's $1.5 billion investment in redeemable, convertible preferred stock of Dynegy is carried at fair value.

TRANSACTIONS WITH RELATED PARTIES

ChevronTexaco enters into a number of business arrangements with related parties, principally its equity affiliates. These arrangements include long-term supply or offtake agreements. In the United States, there are long-term agreements in place with Dynegy for the purchase of substantially all natural gas and natural gas liquids produced by legacy Chevron in the United States, excluding Alaska, and the supply of natural gas and natural gas liquids feedstocks to the company's U.S. refineries and chemicals plants. In early 2002, the company was negotiating to expand these agreements to include substantially all legacy Texaco U.S. production of natural gas and natural gas liquids. Internationally, there are long-term purchase agreements in place with the company's refining affiliate in Thailand. Management believes the foregoing agreements and others have been negotiated on terms consistent with those that would have been negotiated with an unrelated third party.

CAPITAL AND EXPLORATORY EXPENDITURES

Worldwide capital and exploratory expenditures for 2001 totaled $12.0 billion, including the company's equity share of affiliates' expenditures. Capital and exploratory expenditures were $9.5 billion in 2000 and $10.1 billion in 1999. Expenditures for exploration and production activities represented 59 percent of total outlays in 2001, compared with 65 percent in 2000 and 72 percent in 1999. International exploration and production spending was 66 percent of worldwide exploration and production expenditures in 2001, compared with 62 percent in 2000 and 75 percent in 1999, reflecting the company's continuing focus on international exploration and production activities. Expenditures in 2001 included additional investments in Tengizchevroil and the purchase of $1.5 billion of redeemable, convertible preferred shares of Dynegy stock. Expenditures in the All Other segment in 2000 included an additional investment of approximately $300 million in Dynegy Inc. Included in 1999 were expenditures of about $1.7 billion – mainly cash and assumption of debt – for the acquisition of Rutherford-Moran Oil Corporation and Petrolera Argentina San Jorge S.A., exploration and production businesses in Thailand and Argentina, respectively.

Exploration & Production – Capital & Exploratory Expenditures*
Millions of dollars



7500
6000
4500
3000
1500
0
$7,129
98
99
00
01
United States
International**

International projects accounted for 66 percent of exploration and production expenditures.

**Includes equity in affiliates*
***Includes Canada*

The company estimates 2002 capital and exploratory expenditures at $9.4 billion, including ChevronTexaco's share of spending by affiliates. Excluding the 2001 amounts for the increased investment in Tengizchevroil and the Dynegy redeemable, convertible preferred stock, spending between years is expected to be about 9 percent lower in 2002. About $6.1 billion, or 65 percent of the total, is targeted for exploration and production activities, with $1.8 billion of that in the United States. Worldwide downstream spending is estimated at $1.7 billion, and investments in chemicals are budgeted at $400 million. Budgeted expenditures for power and related businesses are $800 million. The remaining $400 million is primarily targeted for emerging technologies and information technology infrastructure.

PRE-MERGER EMPLOYEE TERMINATION BENEFITS AND OTHER RESTRUCTURING COSTS

Chevron recorded before-tax charges of $235 million in 1999 for employee termination benefits and other restructuring costs as part of a 3,500-employee reduction program in all its operating segments across several business functions. Employees affected were primarily U.S.-based, and all employee terminations were completed by December 2000. Termination benefits for approximately 3,100 of the 3,500 employees were paid from the assets of Chevron's U.S. and Canadian pension plans.

In the fourth quarter 1998, Texaco recorded $115 million before tax for a corporatewide reorganization affecting 1,400 employees. During the second quarter 1999, the program was expanded by about 1,200 employees and an additional $48 million before-tax was accrued. By the end of the third quarter 2000, the employee reductions were met and all termination payments were made.

Capital and Exploratory Expenditures

	2001			2000			1999		
Millions of dollars	**U.S.**	**International**	**Total**	U.S.	International	Total	U.S.	International	Total
Exploration and Production	**$2,420**	**$4,709**	**$ 7,129**	$2,354	$3,897	$6,251	$1,811	$5,479	$ 7,290
Refining, Marketing and Transportation	**873**	**1,271**	**2,144**	919	1,121	2,040	946	1,003	1,949
Chemicals	**145**	**34**	**179**	135	51	186	326	136	462
All Other	**2,570**	**6**	**2,576**	891	152	1,043	311	125	436
Total	**$6,008**	**$6,020**	**$12,028**	$4,299	$5,221	$9,520	$3,394	$6,743	$10,137
Total, Excluding Equity in Affiliates	**$4,934**	**$5,382**	**$10,316**	$3,594	$4,697	$8,291	$2,871	$6,161	$ 9,032

During the first quarter of 2000, Texaco recorded $17 million before tax for the termination of an additional 200 employees. Terminations and payments were completed by the end of the first quarter 2001.

Caltex recorded charges of $37 million in 1999 for restructuring activities that included severance and other termination benefits of $23 million for 200 employees. By December 2000, all work force reductions and separation payments were completed.

ENVIRONMENTAL MATTERS

Virtually all aspects of the businesses in which the company engages are subject to various federal, state and local environmental, health and safety laws and regulations. These regulatory requirements continue to increase in both number and complexity over time and govern not only the manner in which the company conducts its operations, but also the products it sells. Most of the costs of complying with laws and regulations pertaining to company operations and products are embedded in the normal costs of doing business.

Year-End Environmental Remediation Reserves
Millions of dollars


1300
975
650
325
0
$1,160
98
99
00
01

Expenditures of approximately $300 million exceeded reserve additions.

Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. In addition to the costs for environmental protection associated with its ongoing operations and products, the company may incur expenses for corrective actions at various owned and previously owned facilities and at third-party owned waste-disposal sites used by the company. An obligation may arise when operations are closed or sold or at non-ChevronTexaco sites where company products have been handled or disposed of. Most of the expenditures to fulfill these obligations relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but now require investigative and/or remedial work to meet current standards.

Using definitions and guidelines established by the American Petroleum Institute, ChevronTexaco estimated its worldwide environmental spending in 2001 at $1.246 billion for its consolidated companies. Included in these expenditures were $323 million of environmental capital expenditures and $923 million of costs associated with the control and abatement of hazardous substances and pollutants from ongoing operations. For 2002, total worldwide environmental capital expenditures are estimated at $495 million. These capital costs are in addition to the ongoing costs of complying with environmental regulations and the costs to remediate previously contaminated sites.

The following table analyzes the annual changes to the company's before-tax environmental remediation reserves, including those for Superfund sites. For 2001, the company recorded additional provisions for estimated remediation costs at refined products marketing sites and various producing properties in the United States.

Millions of dollars	2001	2000	1999
Balance at January 1	**$1,234**	$1,079	$1,132
Expense Provisions	**216**	429	275
Expenditures	**(290)**	(274)	(328)
Balance at December 31	**$1,160**	$1,234	$1,079

Under provisions of the Superfund law, the Environmental Protection Agency (EPA) has designated ChevronTexaco a potentially responsible party, or has otherwise involved the company, in the remediation of 413 hazardous waste sites. The company made provisions or payments in 2001 and prior years for approximately 287 of these sites. No single site is expected to result in a material liability for the company. For the remaining sites, investigations are not yet at a stage where the company is able to quantify a probable liability or determine a range of reasonably possible exposures. The Superfund law provides for joint and several liability for all responsible parties. Any future actions by the EPA and other regulatory agencies to require ChevronTexaco to assume other potentially responsible parties' costs at designated hazardous waste sites are not expected to have a material effect on the company's consolidated financial position or liquidity. Remediation reserves at year-end 2001, 2000 and 1999 for Superfund sites were $62 million, $73 million and $79 million, respectively.

It is likely that the company will continue to incur additional liabilities, beyond those recorded, for environmental remediation relating to past operations. These future costs are indeterminable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties and the extent to which such costs are recoverable from third parties. While the amount of future costs may be material to the company's results of operations in the period in which they are recognized, the company does not expect these costs will have a material adverse effect on its consolidated financial position or liquidity. Also, the company does not believe its obligations to make such expenditures have had, or will have, any significant impact on the company's competitive position relative to other petroleum or chemicals companies.

The company maintains additional reserves for dismantlement, abandonment and restoration of its worldwide oil and gas and coal properties at the end of their productive lives. Many of these costs are related to environmental issues. Expense provisions are recognized on a unit-of-production basis. The reserves balance at year-end 2001 was $2.2 billion and is included in "Accumulated depreciation, depletion and amortization" in the company's Consolidated Balance Sheet.

For the company's other ongoing operating assets, such as refineries and chemicals facilities, no provisions are made for exit or cleanup costs that may be required when such assets reach the end of their useful lives, unless a decision to sell or otherwise abandon the facility has been made.

LITIGATION AND OTHER UNCERTAINTIES

Chevron, Texaco and four other oil companies (refiners) filed suit in 1995 contesting the validity of a patent granted to Unocal Corporation (Unocal) for reformulated gasoline, which

ChevronTexaco sells in California in certain months of the year. In March 2000, the U.S. Court of Appeals for the Federal Circuit upheld a September 1998 District Court decision that Unocal's patent was valid and enforceable and assessed damages of 5.75 cents per gallon for gasoline produced in infringement of the patent. In May 2000, the Federal Circuit Court denied a petition for rehearing with the U.S. Court of Appeals for the Federal Circuit filed by the refiners in this case. The refiners petitioned the U.S. Supreme Court, and in February 2001, the Supreme Court denied the petition to review the lower court's ruling, and the case was remanded to the District Court for an accounting of all infringing gasoline produced from August 1, 1996, to September 30, 2000. The District Court granted Unocal's motion for summary judgment requesting an accounting and denied the refiners' motion to stay the proceedings and vacate the accounting order. However, the judge presiding over this case recused himself before entering a final judgment and a new judge was assigned. Additionally, in May 2001, the U.S. Patent Office (USPO) granted the refiners' petition to reexamine the validity of Unocal's patent and in February 2002, the USPO ruled the patent invalid. Unocal has two months to respond to the USPO ruling. The Federal Trade Commission also announced that it was investigating whether Unocal's failure to disclose to the California Air Resources Board that it had filed a patent application was unfair competition, which may make Unocal's patent unenforceable.

If Unocal's patent ultimately is upheld and is enforceable, the company's financial exposure includes royalties, plus interest, for production of gasoline that is proven to have infringed the patent. Chevron and Texaco, as well as Texaco's former affiliates Equilon and Motiva, have been accruing in the normal course of business any future estimated liability for potential infringement of the patent covered by the trial court's ruling. In 2000, Chevron and Texaco made payments to Unocal totaling approximately $28 million for the original court ruling, including interest and fees.

Unocal obtained additional patents for alternate formulations that could affect a larger share of U.S. gasoline production. ChevronTexaco believes these additional patents are invalid and unenforceable. However, if such patents are ultimately upheld, the competitive and financial effects on the company's refining and marketing operations, while presently indeterminable, could be material.

Another issue involving the company is the petroleum industry's use of methyl tertiary-butyl ether (MTBE) as a gasoline additive and its potential environmental impact through seepage into groundwater. Along with other oil companies, the company is a party to lawsuits and claims related to the use of the chemical MTBE in certain oxygenated gasolines. These actions may require the company to correct or ameliorate the alleged effects on the environment of prior release of MTBE by the company or other parties. Additional lawsuits and claims related to the use of MTBE, including personal-injury claims, may be filed in the future. Total costs to the company related to these lawsuits and claims are not currently determinable. ChevronTexaco continues the use of MTBE in gasoline it sells in certain areas. The state of California has directed that MTBE be phased out of the manufacturing process by the end of 2002.

The company is subject to loss contingencies pursuant to environmental laws and regulations that in the future may require the company to take action to correct or ameliorate the effects on the environment of prior release of chemicals or petroleum substances, including MTBE, by the company or other parties. Such contingencies may exist for various sites including, but not limited to: Superfund sites and refineries, oil fields, service stations, terminals, and land development areas, whether operating, closed or sold.

See "Environmental Matters" on page 40 for comments related to uncertainties connected with environmental cost estimates and financial exposures.

At year-end 2001, the projected benefit obligations exceeded the value of the assets in the company's combined U.S. pension plans by $780 million. If investment returns are insufficient to offset increases in the plan's obligations, pension expense may increase and additional funding may be required.

The U.S. federal income tax liabilities have been settled through 1993 for Chevron and Caltex and through 1991 for Texaco. California franchise tax liabilities have been settled through 1991 for Chevron and through 1987 for Texaco. Settlement of open tax years, as well as tax issues in other countries where the company conducts its businesses, is not expected to have a material effect on the consolidated financial position or liquidity of the company and, in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

The company's operations, particularly exploration and production, can be affected by other changing economic, regulatory and political environments in the various countries in which it operates, including the United States. In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the company's continued presence in those countries. Internal unrest or strained relations between a host government and the company or other governments may affect the company's operations. Those developments have, at times, significantly affected the company's related operations and results and are carefully considered by management when evaluating the level of current and future activity in such countries.

For oil and gas producing operations, ownership agreements may provide for periodic reassessments of equity interests in estimated oil and gas reserves. These activities, individually or together, may result in gains or losses that could be material to earnings in any given period. One such equity redetermination process has been under way since 1996 for ChevronTexaco's interests in four producing zones at the Naval Petroleum Reserve at Elk Hills in California, for the time when the remaining interests in these zones were owned by the U.S. Department of Energy. A wide range of estimates exist for a possible net settlement amount for the four zones. ChevronTexaco currently estimates its maximum possible net before-tax liability at less than $400 million. At the same time, a possible maximum net amount that could be owed to ChevronTexaco is estimated at more than $200 million. The timing of the settlement and the exact amount within this range of estimates are uncertain.

Areas in which the company and its affiliates have major operations include the United States of America, Canada, Australia, the United Kingdom, Norway, Denmark, Kuwait, Republic of Congo, Angola, Nigeria, Chad, Equatorial Guinea, Democratic Republic of Congo, Indonesia, Papua New Guinea, China, Thailand, Venezuela, Argentina, Brazil, Colombia, Trinidad, Korea, the Philippines, Singapore and South Africa. The company's Tengizchevroil affiliate operates in Kazakhstan.

The company's CPChem affiliate manufactures and markets a wide range of petrochemicals and plastics on a worldwide basis, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. The company's Dynegy affiliate has operations in the United States, Canada, the United Kingdom and other European countries.

ChevronTexaco receives claims from, and submits claims to, customers, trading partners, U.S. federal, state and local regulatory bodies, host governments, contractors, insurers and suppliers. The amounts of these claims, individually and in the aggregate, may be significant and may take lengthy periods to resolve.

The company and its affiliates also continue to review and analyze their operations and may close, abandon, sell, exchange, acquire or restructure assets to achieve operational or strategic benefits and to improve competitiveness and profitability. These activities, individually or together, may result in gains or losses in future periods.

CRITICAL ACCOUNTING POLICIES

In December 2001, the Securities and Exchange Commission (SEC) issued a statement addressing selection and disclosure by public companies of "critical accounting policies and practices." In the statement, the SEC encouraged inclusion in Management's Discussion and Analysis (MD&A) commentary as to "the likelihood of materially different reported results if different assumptions or conditions were to prevail" in the application of these critical accounting policies.

The accompanying ChevronTexaco consolidated financial statements and supplementary information were prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements. Inherent in the application of many of these accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets and liabilities. As such, materially different financial results can occur as circumstances change and additional information becomes known. Differences have occurred in the past with respect to a few critical accounting policies, as follows:

Successful Efforts Method of Oil and Gas Accounting Among other things, this accounting principle requires that capitalized costs for producing properties be amortized on the basis of crude oil and natural gas reserve quantities. The reserve estimates are determined in accordance with earth science and petroleum engineering principles and practices – and can vary as a result of changes in such factors as forecasted oil and gas prices, reservoir performance and oil field technology.

Downward revision in reserve estimates (on a field basis in North America; by concession or country in other producing areas) can result in either: (a) higher depreciation and depletion expense per barrel in future periods, or (b) an immediate write-down of the asset's book value in accordance with accounting rules for the impairment of properties. The latter condition would result if the downward revisions were so significant that the estimated future cash flows from the remaining reserves in the field were insufficient to recover the unamortized capitalized costs. Conversely, if the oil and gas reserve quantities were revised upward, future per-barrel depreciation and depletion expense would be lower.

The application of successful efforts accounting can also cause material fluctuations between periods in exploration expense if drilling results are different than expected or if the company changes its exploration and development plans. The determination that exploratory drilling was unsuccessful in finding economically producible reserves requires the immediate expensing of previously capitalized drilling costs.

Impairment of Long-Lived Assets In addition to oil and gas assets that could become impaired under the application of successful efforts accounting, other assets could become impaired and require write-down if circumstances warrant. Conditions that could cause an asset to become impaired include lower-than-forecasted commodity sales prices, changes in the company's business plans or a significant adverse change in the local or national business climate. The amount of an impairment charge would be based on estimates of an asset's fair value compared with its book value.

Environmental Remediation and Litigation Reserve Estimation Management also makes judgments and estimates in recording liabilities for environmental cleanup and litigation. Liabilities for environmental remediation are subject to change because of matters such as changes in laws, regulations and their interpretation; the determination of additional information on the extent and nature of site contamination; and improvements in technology. Likewise, actual litigation costs can vary from estimates based on the facts and circumstance and application of laws in individual cases.

Income Tax Accounting The computation of the company's income tax expense requires the interpretation of complex tax laws and regulations in many taxing jurisdictions around the world; the determination of expected outcomes from pending litigation; and the assessment of audit findings that are performed by numerous taxing authorities. Actual income tax expense can differ significantly from management's estimates.

The above assessment of critical accounting policies is not meant to be an all-inclusive discussion of the uncertainties to financial results that can occur from the application of the full range of the company's accounting policies. Materially different financial results could occur in the application of other accounting policies as well. Likewise, materially different results can occur upon the adoption of new accounting standards promulgated by the various rule-making bodies.

Other contingencies are discussed in Note 22 to the Consolidated Financial Statements. The status of pending litigation and other information is included in Note 12 to the Consolidated Financial Statements. Information on contingencies and litigation is also addressed on page 40.

NEW ACCOUNTING STANDARDS

The company adopted the Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended by FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133," effective January 1, 2001. The adoption of FAS 133 and FAS 138 did not have a significant impact on the company's results of operations, financial position or liquidity.

Recent interpretations of FAS 133 and FAS 138 by the FASB Derivatives Implementation Group prescribe mark-to-market accounting for certain natural gas sales contracts. Some of these interpretations became effective January 1, 2002. Adoption at that time did not result in a material effect to earnings. The effect of subsequent changes in the contracts' fair values is uncertain.

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement No. 125" (FAS 140). FAS 140 is effective for transfers occurring after March 31, 2001, and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of FAS 140 had no significant effect on ChevronTexaco's accounting or disclosures for the types of transactions in the scope of the new standard.

In June 2001, the FASB issued Statement No. 141, "Business Combinations" (FAS 141), Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142) and Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 141 is effective for all business combinations initiated after June 30, 2001, and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. FAS 142 is effective for fiscal years beginning after December 15, 2001, except for goodwill and intangible assets acquired after June 30, 2001, which were immediately subject to the amortization and nonamortization provisions of the Statement. FAS 143 is effective for fiscal years beginning after June 15, 2002. Adoption of FAS 141 will have no effect on the company's pooling-of-interests method of accounting for the Texaco merger transaction, but will affect future transactions. Similarly, adoption of FAS 142 may affect future transactions, but is not expected to have an effect on the company's prior business combinations. FAS 143 differs in several significant respects from current accounting for asset retirement obligations under FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." Adoption of FAS 143 will affect future accounting and reporting of the assets, liabilities and expenses related to these obligations. The magnitude of the effect has not yet been determined.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 is effective for fiscal years beginning after December 15, 2001, with initial application effective as of the beginning of the fiscal year adopted. Adoption of FAS 144 will not affect assets classified as held for disposal as a result of disposal activities that were initiated prior to its initial application, but may affect future disposals.

FORWARD-LOOKING STATEMENTS

This Annual Report of ChevronTexaco Corporation contains forward-looking statements relating to ChevronTexaco's operations that are based on management's current expectations, estimates and projections about the petroleum, chemicals and other energy-related industries. Words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates" and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, ChevronTexaco undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that could cause actual results to differ materially are crude oil and natural gas prices; refining and marketing margins; chemicals prices and competitive conditions affecting supply and demand for aromatics, olefins and additives products; actions of competitors; the competitiveness of alternate energy sources or product substitutes; technological developments; inability of the company's joint-venture partners to fund their share of operations and development activities; potential failure to achieve expected production from existing and future oil and gas development projects; potential delays in the development, construction or start-up of planned projects; the successful integration of the former Chevron, Texaco and Caltex businesses; potential disruption or interruption of the company's production or manufacturing facilities due to accidents or political events; unexpected damage to company facilities; potential liability for remedial actions under existing or future environmental regulations and litigation; significant investment or product changes under existing or future environmental regulations (including, particularly, regulations and litigation dealing with gasoline composition and characteristics); and potential liability resulting from pending or future litigation. In addition, such statements could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed herein also could have material adverse effects on forward-looking statements.

Consolidated Statement of Income[1]

Millions of dollars, except per-share amounts	2001	2000	1999
			Year ended December 31
REVENUES AND OTHER INCOME			
Sales and other operating revenues[2]	$104,409	$117,095	$84,004
Income from equity affiliates	1,144	1,077	896
Other income	692	958	813
TOTAL REVENUES AND OTHER INCOME	106,245	119,130	85,713
COSTS AND OTHER DEDUCTIONS			
Purchased crude oil and products	60,549	69,814	46,256
Operating expenses	7,650	8,323	7,773
Selling, general and administrative expenses	3,984	3,626	3,222
Exploration expenses	1,039	949	1,072
Depreciation, depletion and amortization	7,059	5,321	4,934
Merger-related expenses	1,563	–	–
Interest and debt expense	833	1,110	1,132
Taxes other than on income[2]	15,156	15,827	15,441
Minority interests	121	111	71
TOTAL COSTS AND OTHER DEDUCTIONS	97,954	105,081	79,901
INCOME BEFORE INCOME TAX EXPENSE	8,291	14,049	5,812
INCOME TAX EXPENSE	4,360	6,322	2,565
NET INCOME BEFORE EXTRAORDINARY ITEM	$ 3,931	$ 7,727	$ 3,247
Extraordinary loss, net of income tax	(643)	–	–
NET INCOME	$ 3,288	$ 7,727	$ 3,247
PER-SHARE AMOUNTS			
NET INCOME BEFORE EXTRAORDINARY ITEM – BASIC	$3.71	$7.23	$3.01
– DILUTED	$3.70	$7.21	$3.00
NET INCOME – BASIC	$3.10	$7.23	$3.01
– DILUTED	$3.09	$7.21	$3.00

[1] 2000 and 1999 include certain reclassifications to conform to 2001 presentation

[2] Includes consumer excise taxes: $6,546 (2001); $6,601 (2000); $6,029 (1999)

See accompanying Notes to Consolidated Financial Statements.

REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF CHEVRONTEXACO CORPORATION

Management of ChevronTexaco is responsible for preparing the accompanying financial statements and for ensuring their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the company. The financial statements include amounts that are based on management's best estimates and judgments.

The company's statements have been audited by PricewaterhouseCoopers LLP, independent accountants, selected by the Audit Committee and approved by the stockholders. Management has made available to PricewaterhouseCoopers LLP all the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

Management of the company has established and maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization, and the books and records accurately reflect the disposition of assets. The system of internal controls includes appropriate division of responsibility. The company maintains an internal audit department that conducts an extensive program of internal audits and independently assesses the effectiveness of the internal controls.

The Audit Committee is composed of directors who are not officers or employees of the company. It meets regularly with members of management, the internal auditors and the independent accountants to discuss the adequacy of the company's internal controls, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent accountants have free and direct access to the Audit Committee without the presence of management.

DAVID J. O'REILLY
Chairman of the Board
and Chief Executive Officer

JOHN S. WATSON
Vice President
and Chief Financial Officer

STEPHEN J. CROWE
Vice President
and Comptroller

March 8, 2002

Consolidated Statement of Comprehensive Income

Millions of dollars	2001	2000	1999
			Year ended December 31
NET INCOME	**$3,288**	$7,727	$3,247
Unrealized holding gain on securities			
Net gain arising during period			
Before income taxes	**3**	87	72
Income taxes	**–**	(30)	(33)
Reclassification to net income of net realized gain			
Before income taxes	**–**	(154)	(48)
Income taxes	**–**	54	11
Total	**3**	(43)	2
Net derivatives gain on hedge transactions	**3**	–	–
Minimum pension liability adjustment			
Before income taxes	**14**	(28)	(15)
Income taxes	**(5)**	9	5
Total	**9**	(19)	(10)
Currency translation adjustment			
Unrealized net change arising during period	**(11)**	(14)	(21)
Reclassification adjustment to net income for sale of investment in affiliate	**–**	–	(14)
Total	**(11)**	(14)	(35)
OTHER COMPREHENSIVE GAIN (LOSS), NET OF TAX	**4**	(76)	(43)
COMPREHENSIVE INCOME	**$3,292**	$7,651	$3,204

See accompanying notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF CHEVRONTEXACO CORPORATION

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of ChevronTexaco Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Texaco Inc. on October 9, 2001, in a transaction accounted for as a pooling of interests, as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of Texaco Inc., which statements reflect total assets of $30,867 million as of December 31, 2000, and total revenues of $51,130 million and $35,691 million for each of the two years in the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Texaco Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
March 8, 2002

Consolidated Balance Sheet

Millions of dollars, except per-share amounts	At December 31 2001	2000
ASSETS		
Cash and cash equivalents	$ 2,117	$ 2,328
Marketable securities	1,033	913
Accounts and notes receivable (less allowance: 2001 – $152; 2000 – $116)	8,279	10,763
Inventories:		
Crude oil and petroleum products	2,207	1,969
Chemicals	209	200
Materials, supplies and other	532	485
	2,948	2,654
Prepaid expenses and other current assets	1,769	1,255
Assets held for sale – merger related	2,181	–
TOTAL CURRENT ASSETS	18,327	17,913
Long-term receivables, net	1,225	1,218
Investments and advances	12,252	11,764
Properties, plant and equipment, at cost	99,943	95,568
Less: accumulated depreciation, depletion and amortization	56,710	51,249
	43,233	44,319
Deferred charges and other assets	2,535	2,407
TOTAL ASSETS	$77,572	$77,621
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term debt	$ 8,429	$ 3,094
Accounts payable	6,427	7,563
Accrued liabilities	3,399	3,014
Federal and other taxes on income	1,398	1,864
Other taxes payable	1,001	1,126
TOTAL CURRENT LIABILITIES	20,654	16,661
Long-term debt	8,704	12,494
Capital lease obligations	285	327
Deferred credits and other noncurrent obligations	4,394	4,303
Noncurrent deferred income taxes	6,132	6,687
Reserves for employee benefit plans	3,162	3,034
Minority interests	283	746
TOTAL LIABILITIES	43,614	44,252
Preferred stock (authorized 100,000,000 shares, $1.00 par value, none issued)	–	–
Market Auction Preferred Shares (authorized 30,000,000 shares, $1.00 par value, 1,200 issued, liquidation preference of $250,000 per share)	–	300
Common stock (authorized 4,000,000,000 shares, $0.75 par value; 1,137,021,057 shares issued at December 31, 2001; 1,149,520,976 shares issued at December 31, 2000)	853	862
Capital in excess of par value	4,811	5,505
Retained earnings	32,767	32,206
Accumulated other comprehensive loss	(306)	(310)
Deferred compensation and benefit plan trust	(752)	(921)
Treasury stock, at cost (2001 – 69,800,315 shares; 2000 – 84,835,000 shares)	(3,415)	(4,273)
TOTAL STOCKHOLDERS' EQUITY	33,958	33,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$77,572	$77,621

See accompanying notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

Millions of dollars	2001	2000	1999
			Year ended December 31
OPERATING ACTIVITIES			
Net income	**$3,288**	$7,727	$3,247
Adjustments			
Depreciation, depletion and amortization	**7,059**	5,321	4,934
Dry hole expense	**646**	462	583
Distributions less than income from equity affiliates	**(489)**	(26)	(288)
Net before-tax gains on asset retirements and sales	**(116)**	(371)	(542)
Net foreign currency (gains) losses	**(122)**	(130)	58
Deferred income tax (credits) charges	**(768)**	521	23
Extraordinary before-tax loss on merger-related asset dispositions	**788**	–	–
Net decrease in operating working capital	**643**	91	266
Minority interest in net income	**121**	111	68
Decrease in Cities Service provision	**–**	–	(149)
Cash settlement of Cities Service litigation	**–**	–	(775)
Other, net	**407**	(239)	346
NET CASH PROVIDED BY OPERATING ACTIVITIES	**11,457**	13,467	7,771
INVESTING ACTIVITIES			
Capital expenditures	**(9,713)**	(7,629)	(7,895)
Proceeds from asset sales	**298**	1,229	1,578
Net (purchases) sales of marketable securities	**(183)**	80	597
Net sales (purchases) of other short-term investments	**56**	(84)	–
Collection of note/formation payments from U.S. affiliate	**–**	–	101
Distribution from Chevron Phillips Chemical Company LLC	**–**	835	–
Other, net	**–**	(73)	9
NET CASH USED FOR INVESTING ACTIVITIES	**(9,542)**	(5,642)	(5,610)
FINANCING ACTIVITIES			
Net borrowings (repayments) of short-term obligations	**3,830**	(3,254)	542
Proceeds from issuances of long-term debt	**412**	1,293	2,383
Repayments of long-term debt and other financing obligations	**(2,856)**	(1,241)	(1,491)
Redemption of Market Auction Preferred Shares	**(300)**	–	–
Redemption of subsidiary preferred stock	**(463)**	–	–
Issuance of preferred stock by subsidiaries	**12**	–	–
Dividends paid			
Common stock	**(2,733)**	(2,664)	(2,589)
Preferred stock	**(6)**	(15)	(28)
Dividends paid to minority interests	**(119)**	(110)	(55)
Net sales (purchases) of treasury shares	**128**	(1,498)	108
NET CASH USED FOR FINANCING ACTIVITIES	**(2,095)**	(7,489)	(1,130)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(31)**	(5)	(30)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(211)**	331	1,001
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**2,328**	1,997	996
CASH AND CASH EQUIVALENTS AT YEAR-END	**$2,117**	$2,328	$1,997

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity

Shares in thousands; amounts in millions of dollars	2001 Shares	2001 Amount	2000 Shares	2000 Amount	1999 Shares	1999 Amount
PREFERRED STOCK	–	$ –	–	$ –	–	$ –
MARKET AUCTION PREFERRED SHARES						
Balance at January 1	1	$ 300	–	$ –	–	$ –
Redemptions	(1)	(300)	–	–	–	–
BALANCE AT DECEMBER 31	–	$ –	1	$ 300	1	$ 300
SERIES B ESOP CONVERTIBLE PREFERRED STOCK						
Balance at January 1	–	$ –	–	$ –	649	$ 389
Redemptions	–	–	–	–	(587)	(352)
Retirements	–	–	–	–	(62)	(37)
BALANCE AT DECEMBER 31	–	$ –	–	$ –	–	$ –
SERIES F ESOP CONVERTIBLE PREFERRED STOCK						
Balance at January 1	–	$ –	–	$ –	53	$ 39
Redemptions	–	–	–	–	(53)	(39)
Retirements	–	–	–	–	–	–
BALANCE AT DECEMBER 31	–	$ –	–	$ –	–	$ –
COMMON STOCK						
Balance at January 1	1,149,521	$ 862	1,149,521	$ 1,724	1,149,544	$ 1,724
Retirement of Texaco treasury stock	(12,500)	(9)	–	–	–	–
Change in par value	–	–	–	(862)	–	–
Monterey Resources acquisition adjustment	–	–	–	–	(23)	–
BALANCE AT DECEMBER 31	1,137,021	$ 853	1,149,521	$ 862	1,149,521	$ 1,724
CAPITAL IN EXCESS OF PAR						
Balance at January 1		$ 5,505		$ 4,621		$ 4,856
Retirement of Texaco treasury stock		(739)		–		–
Change in common stock par value		–		862		–
Redemption of Texaco Series B and Series F ESOP convertible preferred stock		–		–		(308)
Monterey Resources acquisition adjustment		–		–		(2)
Treasury stock transactions		45		22		75
BALANCE AT DECEMBER 31		$ 4,811		$ 5,505		$ 4,621
RETAINED EARNINGS						
Balance at January 1		$32,206		$27,148		$26,503
Net income		3,288		7,727		3,247
Cash dividends						
Common stock		(2,733)		(2,664)		(2,589)
Preferred stock						
Texaco Series B ESOP convertible preferred stock		–		–		(17)
Texaco Series F ESOP convertible preferred stock		–		–		(2)
Market Auction Preferred Shares		(6)		(17)		(9)
Tax benefit from dividends paid on unallocated ESOP shares and other		12		12		15
BALANCE AT DECEMBER 31		$32,767		$32,206		$27,148

Consolidated Statement of Stockholders' Equity – Continued

Shares in thousands; amounts in millions of dollars	2001 Shares	2001 Amount	2000 Shares	2000 Amount	1999 Shares	1999 Amount
ACCUMULATED OTHER COMPREHENSIVE LOSS						
Currency translation adjustment						
Balance at January 1		$ (212)		$ (198)		$ (163)
Change during year		(11)		(14)		(35)
Balance at December 31		$ (223)		$ (212)		$ (198)
Minimum pension liability adjustment						
Balance at January 1		$ (100)		$ (81)		$ (71)
Change during year		9		(19)		(10)
Balance at December 31		$ (91)		$ (100)		$ (81)
Unrealized net holding gain on securities						
Balance at January 1		$ 2		$ 45		$ 43
Change during year		3		(43)		2
Balance at December 31		$ 5		$ 2		$ 45
Net derivatives gain on hedge transactions						
Balance at January 1		$ –		$ –		$ –
Change during year		3		–		–
Balance at December 31		$ 3		$ –		$ –
BALANCE AT DECEMBER 31		$ (306)		$ (310)		$ (234)
DEFERRED COMPENSATION AND BENEFIT PLAN TRUST						
DEFERRED COMPENSATION						
Balance at January 1		$ (681)		$ (712)		$ (785)
Net reduction of ESOP debt and other		106		35		45
Restricted stock						
Awards		(35)		(30)		(18)
Amortization and other		12		26		46
Vesting upon merger		86		–		–
BALANCE AT DECEMBER 31		(512)		(681)		(712)
BENEFIT PLAN TRUST (COMMON STOCK)	7,084	(240)	7,084	(240)	7,084	(240)
BALANCE AT DECEMBER 31	7,084	$ (752)	7,084	$ (921)	7,084	$ (952)
TREASURY STOCK AT COST						
Balance at January 1	84,835	$ (4,273)	67,282	$ (2,816)	84,853	$ (3,728)
Purchases	141	(9)	19,517	(1,580)	56	(5)
Retirement of Texaco treasury stock	(12,500)	748	–	–	–	–
Redemption of Texaco Series B and Series F ESOP convertible stock	–	–	–	–	(12,459)	699
Other – mainly employee benefit plans	(2,676)	119	(1,964)	123	(5,168)	218
BALANCE AT DECEMBER 31	69,800	$ (3,415)	84,835	$ (4,273)	67,282	$ (2,816)
TOTAL STOCKHOLDERS' EQUITY AT DECEMBER 31		$33,958		$33,369		$29,791

See accompanying notes to Consolidated Financial Statements.

Millions of dollars, except per-share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – Merger of Chevron and Texaco On October 9, 2001, Texaco Inc. (Texaco) became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. The combination was accounted for as a pooling of interests.

These Consolidated Financial Statements give retroactive effect to the merger, with all periods presented as if Chevron and Texaco had always been combined. Certain reclassifications have been made to conform the separate presentations of Chevron and Texaco. The reclassifications had no impact on the amount of net income or stockholders' equity.

The Consolidated Financial Statements include the accounts of all majority-owned, controlled subsidiaries after the elimination of significant intercompany accounts and transactions. Included in the consolidation are the accounts of the Caltex Group of Companies (Caltex) – a joint venture, owned 50 percent each by Chevron and Texaco prior to the merger and accounted for under the equity method by both companies.

General ChevronTexaco manages its investments in, and provides administrative, financial and management support to, U.S. and foreign subsidiaries and affiliates that engage in fully integrated petroleum operations, chemicals operations and coal mining activities. In addition, ChevronTexaco holds investments in power generation and gasification businesses. Collectively, these companies operate in approximately 180 countries. Petroleum operations consist of exploring for, developing and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas and the many products derived from petroleum; and transporting crude oil, natural gas and petroleum products by pipelines, marine vessels, motor equipment and rail car. Chemicals operations include the manufacture and marketing of commodity petrochemicals, plastics for industrial uses and fuel and lube oil additives.

In preparing its Consolidated Financial Statements, the company follows accounting policies that are in accordance with accounting principles generally accepted in the United States. This requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. While the company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The nature of the company's operations and the many countries in which it operates subject it to changing economic, regulatory and political conditions. The company does not believe it is vulnerable to the risk of near-term severe impact as a result of any concentration of its activities.

Subsidiary and Affiliated Companies The consolidated financial statements include the accounts of controlled subsidiary companies more than 50 percent owned. Investments in and advances to affiliates in which the company has a substantial ownership interest of approximately 20 percent to 50 percent, or for which the company exercises significant influence but not control over policy decisions are accounted for by the equity method, in accordance with Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under this accounting, remaining unamortized cost is increased or decreased by the company's share of earnings or losses after dividends. Gains and losses that arise from the issuance of stock by an affiliate that results in changes in the company's proportionate share of the dollar amount of the affiliate's equity are recognized currently in income. Deferred income taxes are provided for these gains and losses.

Derivatives The majority of the company's activity in commodity derivative instruments is intended to manage the price risk posed by physical transactions. For some of this derivative activity, generally limited to large, discrete or infrequently occurring transactions, the company may elect to apply fair value or cash flow hedge accounting. For other similar derivative instruments, generally because of the short-term nature of the contracts and their limited use, the company has elected not to apply hedge accounting, and changes in the fair value of those contracts are reflected in current income. For the company's trading activity, gains and losses from the derivative instruments are reported in current income. For derivative instruments relating to foreign currency exposures, gains and losses are reported in current income. Interest rate swaps – hedging a portion of the company's fixed rate debt – are accounted for as fair value hedges, whereas interest rate swaps relating to a portion of the company's floating-rate debt are recorded at fair value on the balance sheet with resulting gains and losses reflected in income.

Short-Term Investments All short-term investments are classified as available for sale and are in highly liquid debt or equity securities. Those investments that are part of the company's cash management portfolio with original maturities of three months or less are reported as "Cash equivalents." The balance of the short-term investments is reported as "Marketable securities." Short-term investments are marked-to-market with any unrealized gains or losses included in other comprehensive income.

Inventories Crude oil, petroleum products and chemicals are generally stated at cost, using a Last-In, First-Out (LIFO) method. In the aggregate, these costs are below market. Materials, supplies and other inventories generally are stated at average cost.

Properties, Plant and Equipment The successful efforts method is used for oil and gas exploration and production activities. All costs for development wells, related plant and equipment, and proved mineral interests in oil and gas properties are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs also are capitalized for wells that find commercially producible reserves that cannot be classified as proved, pending one or more of the following: (1) decisions on additional major capital expenditures, (2) the results of additional exploratory wells that are under way or firmly planned, and (3) securing final regulatory approvals for development. Otherwise, well costs are expensed if a determination as to whether proved reserves were found cannot be made within one year following completion of drilling. All other exploratory wells and costs are expensed.

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment by comparing their carrying values with the undiscounted future net before-tax cash flows. Impaired assets are written down to their estimated fair values, generally their discounted future net before-tax cash flows. For proved oil and gas properties in the United States, the company generally performs the impairment review on an individual field basis. Outside the United States, reviews are performed on a country or concession basis. Impairment amounts are recorded as incremental depreciation expense in the period in which the event occurs.

Depreciation and depletion (including provisions for future abandonment and restoration costs) of all capitalized costs of proved oil and gas producing properties, except mineral interests, are expensed using the unit-of-production method by individual field as the proved developed reserves are produced. Depletion expenses for capitalized costs of proved mineral interests are recognized using the unit-of-production method by individual fields as the related proved reserves are produced. Periodic valuation provisions for impairment of capitalized costs of unproved mineral interests are expensed.

Depreciation and depletion expenses for coal are determined using the unit-of-production method as the proved reserves are produced. The capitalized costs of all other plant and equipment are depreciated or amortized over their estimated useful lives. In general, the declining-balance method is used to depreciate plant and equipment in the United States; the straight-line method generally is used to depreciate international plant and equipment and to amortize all capitalized leased assets.

Gains or losses are not recognized for normal retirements of properties, plant and equipment subject to composite group amortization or depreciation. Gains or losses from abnormal retirements are recorded as expenses and from sales as Other income.

Expenditures for maintenance, repairs and minor renewals to maintain facilities in operating condition are generally expensed as incurred. Major replacements and renewals are capitalized.

Environmental Expenditures Environmental expenditures that relate to ongoing operations or to conditions caused by past operations are expensed. Expenditures that create future benefits or contribute to future revenue generation are capitalized.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals are generally based on the company's commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. For the company's U.S. and Canadian marketing facilities, the accrual is based on the probability that a future remediation commitment will be required. For oil, gas and coal producing properties, a provision is made through depreciation expense for anticipated abandonment and restoration costs at the end of a property's useful life.

For Superfund sites, the company records a liability for its share of costs when it has been named as a Potentially Responsible Party (PRP) and when an assessment or cleanup plan has been developed. This liability includes the company's own portion of the costs and also the company's portion of amounts for other PRPs when it is probable that they will not be able to pay their share of the cleanup obligation.

The company records the gross amount of its liability based on its best estimate of future costs using currently available technology and applying current regulations as well as the company's own internal environmental policies. Future amounts are not discounted. Recoveries or reimbursements are recorded as assets when receipt is reasonably assured.

Currency Translation The U.S. dollar is the functional currency for substantially all of the company's consolidated operations and those of its equity affiliates. For those operations, all gains or losses from currency translations are currently included in income. The cumulative translation effects for those few entities, both consolidated and affiliated, using functional currencies other than the U.S. dollar are included in the currency translation adjustment in stockholders' equity.

Revenue Recognition Revenues associated with sales of crude oil, natural gas, coal, petroleum and chemicals products and all other sources are recorded when title passes to the customer, net of royalties, discounts and allowances, as applicable. Revenues from natural gas production from properties in which ChevronTexaco has an interest with other producers are generally recognized on the basis of the company's net working interest (entitlement method).

Stock Compensation The company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options, and presents in Note 21 pro forma net income and earnings per share data as if the accounting prescribed by FAS No. 123, "Accounting for Stock-Based Compensation," had been applied.

NOTE 2. TEXACO MERGER TRANSACTION

The following table presents summarized financial data for the combined company for periods prior to the merger.

Millions of dollars	Nine months ended September 30 2001	Year ended December 31 2000	1999
Revenues and other income			
Chevron	**$37,213**	$ 52,129	$36,586
Texaco[1]	**39,469**	53,520	37,779
Adjustments/eliminations[2]	**8,103**	13,481	11,348
ChevronTexaco	**$84,785**	$119,130	$85,713
Net Income			
Chevron	**$ 4,092**	$ 5,185	$ 2,070
Texaco[1]	**2,214**	2,542	1,177
Net income, before extraordinary item	**$ 6,306**	$ 7,727	$ 3,247
Extraordinary loss net of income tax[3]	**(496)**	–	–
ChevronTexaco	**$ 5,810**	$ 7,727	$ 3,247

[1] Includes certain reclassification adjustments to conform to historic Chevron presentation.
[2] Consolidation of former equity operations and intercompany eliminations.
[3] Represents loss associated with the sale of the company's interest in Equilon and Motiva.

Millions of dollars, except per-share amounts

NOTE 2. TEXACO MERGER TRANSACTION – Continued

At the time of the merger, each share of Texaco common stock was converted, on a tax-free basis, into the right to receive 0.77 shares of ChevronTexaco common stock. Approximately 425 million additional shares of common stock were issued, representing about 40 percent of the outstanding ChevronTexaco common stock after the merger.

As a condition of approving the merger, the U.S. Federal Trade Commission (FTC) required the divestment of certain Texaco assets: Texaco's investments in its U.S. refining, marketing and transportation affiliates, Equilon Enterprises LLC (Equilon) and Motiva Enterprises LLC (Motiva), as well as other interests in U.S. natural gas processing and transportation facilities and general aviation fuel marketing.

Also at the time of the merger, Texaco placed its interests in Equilon and Motiva in trust, as required by the FTC. Because the company no longer exercised significant influence over these investments, the associated accounting method was changed from equity to the cost basis.

NOTE 3. EXTRAORDINARY ITEM

Net income for 2001 included a loss of $643, net of a tax benefit of $144, ($0.61 per common share – diluted), related to the disposition of assets that were required as a condition of the FTC approval of the merger and other assets that were made duplicative by the merger. The after-tax loss on these dispositions was reported as an extraordinary item in accordance with pooling-of-interests accounting requirements.

Included in the total after-tax loss was a loss of $564 connected with the sale of interests in Equilon and Motiva. Proceeds from the sale, which closed in February 2002, were approximately $2,200.

For both assets that were being sold by order of the FTC and other assets that were being disposed of because they were made duplicative by the merger, the total net book value at year-end 2001 was $2,181. This amount was included in "Current assets" on the Consolidated Balance Sheet as "Assets held for sale – merger related." Net income for 2001 associated with all such assets being sold as a result of the merger was approximately $375.

NOTE 4. EMPLOYEE TERMINATION BENEFITS AND OTHER RESTRUCTURING COSTS

The company recorded before-tax charges of $1,563 in 2001 for merger-related expenses, which included: employee severance benefits; incremental pension and medical plan costs associated with work force reductions; legal, accounting, SEC filing and investment banker fees; employee and office relocations; and costs for the elimination of redundant facilities and operations.

Included in the 2001 charges were accruals of $891 for employee termination benefits for approximately 4,500 employees and other merger-related expenses that would not benefit future periods. Payments against these accruals during the year were $105. Approximately 1,400 employees had terminated by year-end. The year-end accrual balance of $786 is expected to be mostly extinguished by early 2003, as certain terminating employees are eligible to delay their separation payments one year or more. At year-end 2001, approximately $275 of the accrual balance was classified as long term.

Accrual balances for pre-merger restructuring costs had all been extinguished before the end of 2001.

NOTE 5. SPECIAL ITEMS, MERGER EFFECTS AND OTHER FINANCIAL INFORMATION

Net income is affected by transactions that are unrelated to or are not necessarily representative of the company's ongoing operations for the periods presented. These transactions, defined by management and designated "special items, merger effects and extraordinary items," can obscure the underlying results of operations for a year as well as affect comparability of results between years.

Listed in the following table are categories of these items and their net increase (decrease) to net income, after related tax effects.

	Year ended December 31		
	2001	2000	1999
Special Items			
Asset write-offs and revaluations			
Exploration and production			
Impairments – U.S.	**$(1,168)**	$(176)	$(204)
– International	**(247)**	–	–
Refining, marketing and transportation			
Impairments – U.S.	**–**	–	(76)
– International	**(46)**	(112)	–
Chemicals			
Manufacturing facility impairment – U.S.	**(32)**	(90)	–
Other asset write-offs	**(64)**	–	(43)
All other			
Mining asset write-off	**(152)**	–	–
Information technology and other assets	**–**	–	(54)
	(1,709)	(378)	(377)
Asset dispositions, net			
Oil and gas assets – U.S.	**49**	(107)	–
Oil and gas assets – International	**–**	80	–
Real estate and other	**–**	99	87
Pipeline interests	**–**	–	75
Coal assets	**–**	–	60
Equity affiliate interest – Japan	**–**	–	(111)
	49	72	111
Prior-year tax adjustments	**(5)**	107	228
Environmental remediation provisions, net	**(78)**	(264)	(40)
Pre-merger restructurings and reorganizations	**–**	–	(257)
Other, net			
Dynegy equity adjustment	**–**	77	–
Litigation and regulatory issues	**–**	(62)	104
Tax benefits on asset sales	**–**	70	40
	–	85	144
Total special items	**$(1,743)**	$(378)	$(191)
Merger Effects			
Merger-related expenses	**(1,136)**	–	–
Extraordinary loss on merger-related asset sales	**(643)**	–	–
Total special items and merger effects	**$(3,522)**	$(378)	$(191)

In accordance with its policy, the company recorded impairments of assets to be held and used when changes in circumstances – primarily related to lower oil and gas prices, downward revisions of reserves and changes in the use of the assets – indicated that the carrying values of the assets could not be recovered through estimated future before-tax undiscounted cash flows. 2001 included a $1,022 impairment of the Midway Sunset Field in California – the result of a write-down in proved oil reserve quantities – upon determination of a lower-than-projected oil recovery from the field's steam injection process. There was also a $247 impairment of the LL-652 Field in Venezuela in 2001 – as slower-than-expected reservoir repressurization resulted in a reduction in the projected volumes of oil recoverable during the company's remaining contract period of operation. Asset impairments included in "Asset write-offs and revaluations" were for assets held for use, except for U.S. coal assets in 1999. In late 1999, these assets were reclassified to "held for use" upon cessation of negotiations with potential buyers.

The aggregate income statement effects from special items are reflected in the following table, including ChevronTexaco's proportionate share of special items related to equity affiliates.

	Year ended December 31		
	2001	2000	1999
Revenues and other income			
Income from equity affiliates	**$ (123)**	$(141)	$(212)
Other income	**84**	356	318
Total revenues and other income	**(39)**	215	106
Costs and other deductions			
Operating expenses	**25**	394	280
Selling, general and administrative expenses	**139**	94	(81)
Exploration expenses	**–**	–	1
Depreciation, depletion and amortization	**2,294**	561	397
Merger-related expenses	**1,563**	–	–
Taxes other than on income	**12**	–	–
Interest and debt expense	**–**	4	–
Minority interest	**–**	(9)	–
Total costs and other deductions	**4,033**	1,044	597
Income before income tax expense	**(4,072)**	(829)	(491)
Income tax expense	**(1,193)**	(451)	(300)
Net income before extraordinary item	**$(2,879)**	$(378)	$(191)
Extraordinary loss, net of income tax	**(643)**	–	–
Net income	**$(3,522)**	$(378)	$(191)

Other financial information is as follows:

	Year ended December 31		
	2001	2000	1999
Total financing interest and debt costs	**$955**	$1,218	$1,170
Less: capitalized interest	**122**	108	38
Interest and debt expense	**$833**	$1,110	$1,132
Research and development expenses	**$209**	$ 211	$ 226
Foreign currency gains (losses)*	**$191**	$ 182	$ (15)

*Includes $12, $66 and $(32) in 2001, 2000 and 1999, respectively, for the company's share of equity affiliates' foreign currency gains (losses).

The excess of market value over the carrying value of inventories for which the LIFO method is used was $1,580, $2,339 and $1,169 at December 31, 2001, 2000 and 1999, respectively. Market value is generally based on average acquisition costs for the year. In 2000, certain inventories were recorded at market, which was lower than LIFO carrying value. Adjustments to market reduced net income $4 in 2000. In 2001 and 1999, the market valuation adjustment reserves established in prior years were eliminated as market prices improved and the associated physical units of inventory were sold. Elimination of these reserves increased net income by $4 and $170 in 2001 and 1999, respectively.

NOTE 6. INFORMATION RELATING TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

"Net decrease in operating working capital" is composed of the following:

	Year ended December 31		
	2001	2000	1999
Decrease (increase) in accounts and notes receivable	**$2,472**	$(2,162)	$(2,057)
(Increase) decrease in inventories	**(294)**	120	32
(Increase) decrease in prepaid expenses and other current assets	**(211)**	73	(61)
(Decrease) increase in accounts payable and accrued liabilities	**(742)**	1,327	1,718
(Decrease) increase in income and other taxes payable	**(582)**	733	634
Net decrease in operating working capital	**$ 643**	$ 91	$ 266
Net cash provided by operating activities includes the following cash payments for interest and income taxes:			
Interest paid on debt (net of capitalized interest)	**$ 873**	$ 1,095	$ 1,060
Income taxes paid	**$5,465**	$ 4,883	$ 1,868
Net (purchases) sales of marketable securities consists of the following gross amounts:			
Marketable securities purchased	**$(2,848)**	$(6,671)	$(3,255)
Marketable securities sold	**2,665**	6,751	3,852
Net (purchases) sales of marketable securities	**$ (183)**	$ 80	$ 597

The major components of "Capital expenditures" and the reconciliation of this amount to the capital and exploratory expenditures, excluding equity in affiliates, presented in the MD&A are detailed in the following table.

Millions of dollars, except per-share amounts

NOTE 6. INFORMATION RELATING TO THE CONSOLIDATED STATEMENT OF CASH FLOWS – Continued

	Year ended December 31		
	2001	2000	1999
Additions to properties, plant and equipment[1]	$ 6,445	$6,173	$8,125
Additions to investments	2,902[2]	1,118	393
Current year dry-hole expenditures	418	402	475
Payments for other liabilities and assets, net	(52)	(64)	(1,098)[3]
Capital expenditures	9,713	7,629	7,895
Expensed exploration expenditures	393	487	489
Payments of long-term debt and other financing obligations, net	210[4]	175	648[5]
Capital and exploratory expenditures, excluding equity affiliates	$10,316	$8,291	$9,032

[1] 2001 net of a noncash reclassification of $63.
[2] Includes $1,500 for investment in Dynegy preferred stock.
[3] Includes liabilities assumed in acquisitions of Rutherford-Moran Oil Corporation and Petrolera Argentina San Jorge S.A.
[4] Represents a deferred payment related to 1993 acquisition of an interest in the Tengizchevroil joint venture.
[5] Includes obligations assumed in acquisition of Rutherford-Moran Oil Corporation and other capital lease additions.

The Consolidated Statement of Cash Flows excludes the following significant noncash transaction:

In 2000, Chevron contributed $2,800 of net noncash assets to Chevron Phillips Chemical Company LLC (CPChem). The investment is accounted for under the equity method.

NOTE 7. SUMMARIZED FINANCIAL DATA – CHEVRON U.S.A. INC.

Chevron U.S.A. Inc. (CUSA), is a major subsidiary of ChevronTexaco Corporation. CUSA owns, manages and operates on its own behalf or on behalf of other ChevronTexaco subsidiaries, the U.S. integrated petroleum operations, excluding ChevronTexaco's investments in Equilon and Motiva, which were sold in February 2002, and most of the pipeline operations of ChevronTexaco. CUSA and its subsidiaries and affiliates manage and operate most of ChevronTexaco's U.S. businesses and assets related to the exploration and production of crude oil, natural gas and natural gas liquids and also those associated with refining, marketing, supply and distribution of products derived from petroleum, other than natural gas liquids. CUSA also holds ChevronTexaco's investment in CPChem. Summarized financial information for CUSA and its consolidated subsidiaries is presented below.

	Year ended December 31		
	2001	2000*	1999*
Sales and other operating revenues	$37,033	$40,729	$28,957
Total costs and other deductions	34,771	38,047	28,644
Net income	1,802	2,336	885

*Certain reclassifications were made to conform to the 2001 presentation.

	At December 31	
	2001	2000
Current assets	$ 2,888	$ 4,396
Other assets	20,795	20,738
Current liabilities	4,344	4,094
Other liabilities	9,797	10,251
Net equity	9,542	10,789
Memo: Total Debt	$6,272	$6,728

NOTE 8. SUMMARIZED FINANCIAL DATA – CHEVRON TRANSPORT CORPORATION LTD.

Chevron Transport Corporation Ltd. (CTC), incorporated in the Bermuda Islands, is an indirect, wholly owned subsidiary of ChevronTexaco Corporation. CTC is the principal operator of ChevronTexaco's international tanker fleet and is engaged in the marine transportation of oil and refined petroleum products. Most of CTC's shipping revenue is derived by providing transportation services to other ChevronTexaco companies. ChevronTexaco Corporation has guaranteed this subsidiary's obligations in connection with certain debt securities issued by a third party. Summarized financial information for CTC and its consolidated subsidiaries is presented as follows:

	Year ended December 31		
	2001	2000	1999
Sales and other operating revenues	$859	$728	$504
Total costs and other deductions	793	777	572
Net income (loss)	67	(47)	(50)

	At December 31	
	2001	2000
Current assets	$196	$205
Other assets	527	530
Current liabilities	280	309
Other liabilities	311	361
Net equity	132	65

There were no restrictions on CTC's ability to pay dividends or make loans or advances at December 31, 2001.

NOTE 9. STOCKHOLDERS' EQUITY

Retained earnings at December 31, 2001 and 2000, included approximately $2,001 and $2,300, respectively, for the company's share of undistributed earnings of equity affiliates. The interests in Equilon and Motiva were placed in trust at the time of the merger, and ChevronTexaco no longer had significant influence over the joint ventures. Accordingly, the method of accounting for these investments was changed in the fourth quarter 2001 from equity to cost basis.

Upon the merger of Chevron and Texaco, the authorized common stock of ChevronTexaco was increased from 2 billion shares of $0.75 par value to 4 billion shares of $0.75 par value. Under the terms of the merger agreement, approximately 425 million shares of ChevronTexaco common stock were issued in exchange for all of the outstanding shares of Texaco common stock based upon an exchange ratio of 0.77 of a ChevronTexaco share for each Texaco share. Texaco's common stock held in treasury was canceled at the effective time of the merger.

In 1998, in connection with the renewal of Chevron's Stockholder Rights Plan, Chevron declared a dividend distribution on each outstanding share of its common stock of one Right to purchase participating preferred stock. Since this distribution in 1998, all newly issued shares of the corporation's common stock have been accompanied by a preferred stock purchase Right, including the shares issued in connection with the merger between Chevron and Texaco. Following the merger, the Chevron Stockholder Rights Plan has continued as the Stockholder Rights plan of ChevronTexaco. The Rights issued under the plan become exercisable, unless redeemed earlier by ChevronTexaco, if a person or group acquires or obtains the right to acquire 10 percent or more of the outstanding shares of common stock or commences a tender or exchange offer that would result in that person or group acquiring 10 percent or more of the outstanding shares of common stock, either event occurring without the prior consent of ChevronTexaco. The ChevronTexaco Series A Participating Preferred Stock that the holder of a Right is entitled to receive and the purchase price payable upon exercise of the ChevronTexaco Right are both subject to adjustment. The person or group who acquired 10 percent or more of the outstanding shares of common stock without the prior consent of ChevronTexaco would not be entitled to this purchase.

The Rights will expire in November 2008, or they may be redeemed by the company at 1 cent per Right prior to that date. The Rights do not have voting or dividend rights and until they become exercisable, have no dilutive effect on the earnings per share of the company. Five million shares of the company's preferred stock have been designated Series A Participating Preferred Stock and reserved for issuance upon exercise of the Rights. No event during 2001 made the Rights exercisable.

In 1989, Texaco established a similar stockholder rights plan and reserved and designated 3 million shares as Series D for issuance upon exercise of the Rights. Prior to the merger, the Rights were not exercisable nor did they become exercisable upon the merger. Immediately after the merger, the Texaco Rights and Series D Junior Participating Preferred Stock were delisted and the Texaco stockholder rights plan was terminated.

During 2000 and until June 2001, there were 1,200 shares of Texaco cumulative variable rate preferred stock, called Market Auction Preferred Shares (MAPS), outstanding with an aggregate value of $300. The MAPS were redeemed in June 2001, at a liquidation preference of $250,000 per share, plus premium and accrued and unpaid dividends.

At December 31, 2001, 30 million shares of ChevronTexaco's authorized but unissued common stock were reserved for issuance under the ChevronTexaco Corporation Long-Term Incentive Plan (LTIP), which was approved by the stockholders in 1990. To date, all of the plan's common stock requirements have been met from the company's treasury stock, and there have been no issuances of reserved shares.

NOTE 10. FINANCIAL AND DERIVATIVE INSTRUMENTS

Commodity Derivative Instruments ChevronTexaco is exposed to market risks related to price volatility of crude oil, refined products, natural gas and refinery feedstock.

The company uses derivative commodity instruments to manage this exposure on a small portion of its activity including: firm commitments and anticipated transactions for the purchase or sale of crude oil, feedstock purchases for company refineries, crude oil and refined products inventories, and fixed price contracts to sell natural gas and natural gas liquids.

The company also uses derivative commodity instruments for limited trading purposes.

The company maintains a policy of requiring that an International Swaps and Derivatives Association Master Agreement govern derivative contracts with certain counterparties to mitigate credit risk. Depending on the nature of the derivative transaction, bilateral collateral arrangements may also be required. When the company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with that counterparty and a reasonable measure of the company's credit risk. It is the company's policy to use other master netting agreements with all counterparties with which it conducts significant transactions.

The fair values of the outstanding contracts are reported on the Consolidated Balance Sheet as "Accounts and notes receivable," "Accounts payable," "Long-term receivables – net," and "Deferred credits and other noncurrent obligations." Gains and losses on the company's risk management activities are reported as either "Sales and other operating revenues" or "Purchased crude oil and products," whereas trading gains and losses are reported as "Other income." These activities are reported under "Operating activities" in the Consolidated Statement of Cash Flows.

Foreign Currency The company enters into forward exchange contracts, generally with terms of 180 days or less, to manage some of its foreign currency exposures. These exposures include revenue and anticipated purchase transactions, including foreign currency capital expenditures and lease commitments, forecasted to occur within 180 days. The forward exchange contracts are recorded at fair value on the balance sheet with resulting gains and losses reflected in income.

The fair values of the outstanding contracts are reported on the Consolidated Balance Sheet as "Accounts and notes receivable" or "Accounts payable," with gains and losses reported as "Other income." These activities are reported under "Operating activities" in the Consolidated Statement of Cash Flows.

Interest Rates The company enters into interest rate swaps as part of its overall strategy to manage the interest rate risk on its debt. Under the terms of the swaps, net cash settlements are based on the difference between fixed-rate and floating-rate interest amounts calculated by reference to agreed notional principal amounts. Interest rate swaps related to a portion of the company's fixed-rate debt are accounted for as fair value hedges, whereas interest rate swaps related to a portion of the company's floating-rate debt are recorded at fair value on the balance sheet with resulting gains and losses reflected in income.

Millions of dollars, except per-share amounts

NOTE 10. FINANCIAL AND DERIVATIVE INSTRUMENTS – Continued

During 2001, no new swaps were initiated in connection with debt issues in the year. At year-end 2001, the weighted average maturity of interest rate swaps was approximately five years.

Fair values of the interest rate swaps are reported on the Consolidated Balance Sheet as "Accounts and notes receivables" or "Accounts payable," with gains and losses reported directly in income as part of "Interest and debt expense." These activities are reported under "Operating activities" in the Consolidated Statement of Cash Flows.

Concentrations of Credit Risk The company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, marketable securities, derivative financial instruments and trade receivables. The company's short-term investments are placed with a wide array of financial institutions with high credit ratings. This diversified investment policy limits the company's exposure both to credit risk and to concentrations of credit risk. Similar standards of diversity and creditworthiness are applied to the company's counterparties in derivative instruments.

The trade receivable balances, reflecting the company's diversified sources of revenue, are dispersed among the company's broad customer base worldwide. As a consequence, concentrations of credit risk are limited. The company routinely assesses the financial strength of its customers. Letters of credit or negotiated contracts, when the financial strength of a customer is not considered sufficient, are the principal securities obtained to support lines of credit.

Fair Value Fair values are derived either from quoted market prices or, if not available, the present value of the expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year-end.

Long-term debt of $6,599 and $8,870 had estimated fair values of $7,097 and $8,991 at December 31, 2001 and 2000, respectively.

The company holds cash equivalents and U.S. dollar marketable securities in domestic and offshore portfolios. Eurodollar bonds, floating-rate notes, time deposits and commercial paper are the primary instruments held. Cash equivalents and marketable securities had fair values of $2,449 and $2,543 at December 31, 2001 and 2000, respectively. Of these balances, $1,446 and $1,630 at the respective year-ends were classified as cash equivalents that had average maturities under 90 days. The remainder, classified as marketable securities, had average maturities of approximately 3.6 years.

The company's $1,500 investment in redeemable, convertible preferred stock of its Dynegy affiliate is carried at fair value.

NOTE 11. OPERATING SEGMENTS AND GEOGRAPHIC DATA

ChevronTexaco separately manages its exploration and production; refining, marketing and transportation; and chemicals businesses. The company's primary country of operation is the United States, its country of domicile. The remainder of the company's operations is reported as International (outside the United States).

Segment Earnings The company evaluates the performance of its operating segments on an after-tax basis, without considering the effects of debt financing interest expense or investment interest income, both of which are managed by the company on a worldwide basis. Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed only for direct corporate services. Nonbillable costs and merger effects remain as corporate expenses. After-tax segment income (loss) is presented in the following table.

	Year ended December 31		
	2001	2000	1999
Exploration and Production			
United States	$ 1,779	$3,453	$1,133
International	2,533	3,702	1,450
Total Exploration and Production	4,312	7,155	2,583
Refining, Marketing and Transportation			
United States	1,254	721	551
International	560	414	546
Total Refining, Marketing and Transportation	1,814	1,135	1,097
Chemicals			
United States	(186)	(31)	44
International	58	71	65
Total Chemicals	(128)	40	109
Total Segment Income	5,998	8,330	3,789
Merger effects	$(1,779)	–	–
Interest expense	(552)	(766)	(779)
Interest income	147	139	81
Other	(526)	24	156
Net Income	$ 3,288	$7,727	$3,247

Segment Assets Segment assets do not include intercompany investments or intercompany receivables. "All Other" assets consist primarily of worldwide cash and marketable securities, real estate, information systems, the investment in Dynegy Inc., coal mining operations, power and gasification operations, and technology investments and merger-related assets held for sale at year-end 2001. Segment assets at year-end 2001 and 2000 follow.

	At December 31	
	2001	2000
Exploration and Production		
United States	**$12,718**	$15,216
International	**24,177**	22,463
Total Exploration and Production	**36,895**	37,679
Refining, Marketing and Transportation		
United States	**8,902**	12,118
International	**16,426**	17,034
Total Refining, Marketing and Transportation	**25,328**	29,152
Chemicals		
United States	**2,059**	2,350
International	**701**	727
Total Chemicals	**2,760**	3,077
Total Segment Assets	**64,983**	69,908
All Other		
United States	**8,950**	5,361
International	**3,639**	2,352
Total All Other	**12,589**	7,713
Total Assets – United States	**32,629**	35,045
Total Assets – International	**44,943**	42,576
Total Assets	**$77,572**	$77,621

Segment Sales and Other Operating Revenues Revenues for the exploration and production segment are derived primarily from the production of crude oil and natural gas. Revenues for the refining, marketing and transportation segment are derived from the refining and marketing of petroleum products, such as gasoline, jet fuel, gas oils, kerosene, residual fuel oils and other products derived from crude oil. This segment also generates revenues from the transportation and trading of crude oil and refined products. Prior to the July 2000 formation of CPChem, chemicals segment revenues were derived from the manufacture and sale of petrochemicals, plastic resins, and lube oil and fuel additives. Subsequent to the formation of the joint venture, only revenues from the manufacture and sale of lube oil and fuel additives were included.

"All Other" activities include corporate administrative costs, worldwide cash management and debt financing activities, coal mining operations, power and gasification operations, technology investments, insurance operations and real estate activities. Other than the United States, the only country where ChevronTexaco generates significant revenues is the United Kingdom, which amounted to $10,350, $12,101 and $9,650 in 2001, 2000 and 1999, respectively. Sales revenues are based on the origin of the sale.

Reportable operating segment "Sales and other operating revenues," including internal transfers, for the years 2001, 2000 and 1999 are presented in the following table. Sales from the transfer of products between segments are at prices that approximate market prices.

	Year ended December 31		
	2001	2000	1999
Exploration and Production			
United States	**$ 12,724**	$ 13,927	$ 7,819
Intersegment	**3,167**	3,542	2,205
Total United States	**15,891**	17,469	10,024
International	**9,126**	9,052	6,202
Intersegment	**7,376**	6,189	3,800
Total International	**16,502**	15,241	10,002
Total Exploration and Production	**32,393**	32,710	20,026
Refining, Marketing and Transportation			
United States	**29,294**	31,926	20,468
Excise taxes	**3,954**	3,837	3,702
Intersegment	**392**	414	476
Total United States	**33,640**	36,177	24,646
International	**45,248**	52,501	38,993
Excise taxes	**2,580**	2,737	2,842
Intersegment	**452**	930	160
Total International	**48,280**	56,168	41,995
Total Refining, Marketing and Transportation	**81,920**	92,345	66,641
Chemicals			
United States	**335**	1,985	2,791
Excise taxes	**–**	1	2
Intersegment	**89**	137	162
Total United States	**424**	2,123	2,955
International	**670**	701	686
Excise taxes	**12**	26	28
Intersegment	**65**	–	171
Total International	**747**	727	885
Total Chemicals	**1,171**	2,850	3,840
All Other			
United States	**429**	403	456
Intersegment	**60**	90	55
Total United States	**489**	493	511
International	**37**	(1)	15
Intersegment	**9**	19	12
Total International	**46**	18	27
Total All Other	**535**	511	538
Segment Sales and Other Operating Revenues			
United States	**50,444**	56,262	38,136
International	**65,575**	72,154	52,909
Total Segment Sales and Other Operating Revenues	**116,019**	128,416	91,045
Elimination of Intersegment Sales	**(11,610)**	(11,321)	(7,041)
Total Sales and Other Operating Revenues	**$104,409**	$117,095	$84,004

Segment Income Taxes Segment income tax expenses for the years 2001, 2000 and 1999 are as follows:

Millions of dollars, except per-share amounts

NOTE 11. OPERATING SEGMENTS AND GEOGRAPHIC DATA – Continued

	Year ended December 31		
	2001	2000	1999
Exploration and Production			
United States	$ 965	$1,901	$ 559
International	3,569	4,363	2,164
Total Exploration and Production	4,534	6,264	2,723
Refining, Marketing and Transportation			
United States	744	383	279
International	260	152	175
Total Refining, Marketing and Transportation	1,004	535	454
Chemicals			
United States	(78)	31	(13)
International	23	30	45
Total Chemicals	(55)	61	32
All Other*	(1,123)	(538)	(644)
Total Income Tax Expense*	$4,360	$6,322	$2,565

*Excludes tax of $144 for extraordinary item.

Other Segment Information Additional information for the segmentation of major equity affiliates is contained in Note 14. Information related to properties, plant and equipment by segment is contained in Note 15.

NOTE 12. LITIGATION

Chevron, Texaco and four other oil companies (refiners) filed suit in 1995 contesting the validity of a patent granted to Unocal Corporation (Unocal) for reformulated gasoline, which ChevronTexaco sells in California in certain months of the year. In March 2000, the U.S. Court of Appeals for the Federal Circuit upheld a September 1998 District Court decision that Unocal's patent was valid and enforceable and assessed damages of 5.75 cents per gallon for gasoline produced in infringement of the patent. In May 2000, the Federal Circuit Court denied a petition for rehearing with the U.S. Court of Appeals for the Federal Circuit filed by the refiners in this case. The refiners petitioned the U.S. Supreme Court and, in February 2001, the Supreme Court denied the petition to review the lower court's ruling and the case was remanded to the District Court for an accounting of all infringing gasoline produced from August 1, 1996, to September 30, 2000. The District Court granted Unocal's motion for summary judgment requesting an accounting and denied the refiners' motion to stay the proceedings and vacate the accounting order. However, the judge presiding over this case recused himself before entering a final judgment and a new judge was assigned. Additionally, in May 2001, the U.S. Patent Office (USPO) granted the refiners' petition to re-examine the validity of Unocal's patent and, in February 2002, the USPO ruled the patent invalid. Unocal has two months to respond to the USPO ruling. The Federal Trade Commission has also announced that it is investigating whether Unocal's failure to disclose to the California Air Resources Board that it had filed a patent application was unfair competition, which may make Unocal's patent unenforceable.

If Unocal's patent ultimately is upheld and is enforceable, the company's financial exposure includes royalties, plus interest, for production of gasoline that is proved to have infringed the patent. Chevron and Texaco, as well as Texaco's former affiliates Equilon and Motiva, have been accruing in the normal course of business any future estimated liability for potential infringement of the patent covered by the trial court's ruling. In 2000, Chevron and Texaco made payments to Unocal totaling approximately $28 for the original court ruling, including interest and fees.

Unocal has obtained additional patents for alternate formulations that could affect a larger share of U.S. gasoline production. ChevronTexaco believes these additional patents are invalid and unenforceable. However, if such patents are ultimately upheld, the competitive and financial effects on the company's refining and marketing operations, while presently indeterminable, could be material.

Another issue involving the company is the petroleum industry's use of methyl tertiary-butyl ether (MTBE) as a gasoline additive and its potential environmental impact through seepage into groundwater. Along with other oil companies, the company is a party to lawsuits and claims related to the use of the chemical MTBE in certain oxygenated gasolines. These actions may require the company to correct or ameliorate the alleged effects on the environment of prior release of MTBE by the company or other parties. Additional lawsuits and claims related to the use of MTBE, including personal-injury claims, may be filed in the future. Costs to the company related to these lawsuits and claims are not currently determinable. ChevronTexaco continues the use of MTBE in gasoline it sells in certain areas. The state of California has directed that MTBE be phased out of the manufacturing process by the end of 2002.

NOTE 13. LEASE COMMITMENTS

Certain noncancelable leases are classified as capital leases, and the leased assets are included as part of "Properties, plant and equipment, at cost." Such leasing arrangements involve tanker charters, crude oil production and processing equipment, service stations and other facilities. Other leases are classified as operating leases and are not capitalized. The payments on such leases are recorded as expense. Details of the capitalized leased assets are as follows:

	At December 31	
	2001	2000
Exploration and production	$ 172	$ 223
Refining, marketing and transportation	848	851
Total	1,020	1,074
Less: accumulated amortization	567	587
Net capitalized leased assets	$ 453	$ 487

Rental expenses incurred for operating leases during 2001, 2000 and 1999 were as follows:

	Year ended December 31		
	2001	2000	1999
Minimum rentals	$1,132	$1,062	$804
Contingent rentals	14	35	16
Total	1,146	1,097	820
Less: sublease rental income	76	77	73
Net rental expense	$1,070	$1,020	$747

Contingent rentals are based on factors other than the passage of time, principally sales volumes at leased service stations. Certain leases include escalation clauses for adjusting rentals to reflect changes in price indices, renewal options ranging from one to 25 years, and/or options to purchase the leased property during or at the end of the initial or renewal lease period for the fair market value or other specified amount at that time.

At December 31, 2001, the estimated future minimum lease payments (net of noncancelable sublease rentals) under operating and capital leases, which at inception had a noncancelable term of more than one year, were as follows:

	At December 31	
	Operating Leases	Capital Leases
Year: 2002	$ 692	$ 80
2003	314	111
2004	301	54
2005	266	49
2006	237	47
Thereafter	731	613
Total	$2,541	$954
Less: amounts representing interest and executory costs		323
Net present values		631
Less: capital lease obligations included in short-term debt		346
Long-term capital lease obligations		$285

NOTE 14. INVESTMENTS AND ADVANCES

Descriptions of major affiliates during 2001 are as follows:

Tengizchevroil Tengizchevroil (TCO) is a joint venture formed in 1993 to develop the Tengiz and Korolev oil fields in Kazakhstan over a 40-year period. Chevron's ownership was 45 percent during 1999 and 2000. In January 2001, the company purchased an additional 5 percent interest. Upon formation of the joint venture, the company incurred an obligation of $420, payable to the Republic of Kazakhstan upon attainment of a dedicated export system with the capability of the greater of 260,000 barrels of oil per day or TCO's production capacity. As a part of the January transaction, the company paid $210 of the $420 obligation. The $420 was also included in the carrying value of the original investment, as the company believed, beyond a reasonable doubt, that its full payment would be made.

Equilon Enterprises LLC Effective January 1, 1998, Texaco and Shell Oil Company (Shell) formed Equilon, a Delaware limited liability company. Equilon is a joint venture that combined major elements of those companies' western and midwestern U.S. refining and marketing businesses and their nationwide trading, transportation and lubricants businesses. The company's 44 percent ownership interest in Equilon was placed in trust on October 9, 2001, as required by the FTC. The trust completed the disposition of the company's investment in Equilon in February 2002.

Because Equilon is a limited liability company, ChevronTexaco recorded the provision for income taxes and related income tax liability applicable to its share of the venture's income separately in its consolidated financial statements.

See Note 2 for additional information on Equilon.

Motiva Enterprises LLC Effective July 1, 1998, Texaco, Shell and Saudi Refining Inc., a corporate affiliate of Saudi Aramco, formed Motiva, a Delaware limited liability company. Motiva is a joint venture that combined the East and Gulf Coast U.S. refining and marketing businesses of Shell and Star Enterprise (Star). Star, in turn, was a joint venture owned 50 percent each by Texaco and Saudi Refining Inc.

Under the terms of the Limited Liability Company Agreement for Motiva, the ownership in Motiva is subject to annual adjustment through year-end 2005, based on the performance of the assets contributed to Motiva. Accordingly, the company's initial 32.5 percent ownership in Motiva was adjusted effective as of January 1, 2000, to just under 31 percent. At January 1, 2001, the company's ownership percentage was adjusted to 35 percent. The company's ownership interest in Motiva was placed in trust on October 9, 2001, as required by the FTC. The trust completed the disposition of the company's investment in Motiva in February 2002.

Because Motiva is a limited liability company, ChevronTexaco recorded the provision for income taxes and related income tax liability applicable to its share of the venture's income separately in its consolidated financial statements.

See Note 2 for additional information on Motiva.

LG-Caltex Corporation ChevronTexaco owns 50 percent of LG-Caltex, a joint venture formed in 1967 between the LG Group and Caltex, originally incorporated as Honam Oil Refinery Company Limited, to engage in importing, refining and marketing of petroleum products in Korea.

Star Petroleum Refining Company, Ltd. ChevronTexaco has a 64 percent equity ownership interest in Star Petroleum Refining Company Limited (SPRC), which owns the Star refinery at Ma Ta Phut, Thailand. The Thai national petroleum company owns the remaining 36 percent of SPRC.

Caltex Australia Ltd. ChevronTexaco has a 50 percent equity ownership interest in Caltex Australia Limited, which is the largest oil company in Australia. The remaining 50 percent of Caltex Australia is publicly owned.

Chevron Phillips Chemical Company LLC ChevronTexaco owns 50 percent of CPChem, formed in July 2000 when Chevron merged most of its petrochemicals businesses with those of Phillips Petroleum Company. Because CPChem is a limited liability company, ChevronTexaco records the provision for income taxes and related tax liability applicable to its share of the venture's income separately in its consolidated financial statements.

Dynegy Inc. Dynegy is a gatherer, processor, transporter and marketer of energy products in North America and the United

Millions of dollars, except per-share amounts

NOTE 14. INVESTMENTS AND ADVANCES – Continued

Kingdom. These products include natural gas, natural gas liquids, crude oil and electricity. In 2001, ChevronTexaco exercised its preemptive rights and acquired a further 1.2 million shares of Dynegy's common stock for $40.8. This additional investment maintained the company's equity ownership in Dynegy at approximately 26.5 percent. Also, in 2001, ChevronTexaco invested $1,500 in Dynegy redeemable, convertible preferred stock. The market value of ChevronTexaco's share of Dynegy common stock at December 31, 2001, was $2,206, based on equivalent closing market prices. The fair value of the redeemable convertible preferred stock was $1,500.

"Sales and other operating revenues" on the Consolidated Statement of Income include $13,868, $15,741 and $10,068 with major affiliated companies for 2001, 2000 and 1999. "Purchased crude oil and products" include $3,859, $4,824 and $2,837 with major affiliated companies for 2001, 2000 and 1999.

"Accounts and notes receivable" on the Consolidated Balance Sheet include $481 and $1,392 due from affiliated companies at December 31, 2001 and 2000, respectively. "Accounts payable" include $168 and $313 due to major affiliated companies at December 31, 2001 and 2000, respectively. These 2001 amounts exclude balances with Equilon and Motiva.

Equity in earnings, together with investments in and advances to companies accounted for using the equity method, and other investments accounted for at or below cost, are as follows:

	Investments and Advances At December 31		Equity in Earnings Year ended December 31		
	2001	2000	2001	2000	1999
Exploration and Production					
Tengizchevroil	$ 2,459	$ 1,857	$ 332	$ 376	$177
Other	808	550	205	163	98
Total Exploration and Production	3,267	2,407	537	539	275
Refining, Marketing and Transportation					
Equilon*	–	1,724	274	151	219
Motiva*	–	743	276	154	(5)
LG-Caltex Oil Corporation	1,491	1,468	60	80	310
Caspian Pipeline Consortium	928	587	38	22	4
Star Petroleum Refining Company Ltd.	394	337	(56)	(4)	(27)
Caltex Australia Limited	267	253	16	13	(48)
Other	755	680	92	117	93
Total Refining, Marketing and Transportation	3,835	5,792	700	533	546
Chemicals					
Chevron Phillips Chemical Company LLC	1,587	1,830	(229)	(114)	–
Other	17	15	2	(9)	1
Total Chemicals	1,604	1,845	(227)	(123)	1
Dynegy Inc.	2,628	929	188	127	51
All Other	507	365	(54)	1	23
Total Equity Method	$11,841	$11,338	$1,144	$1,077	$896
Other at or Below Cost	411	426			
Total Investments and Advances	$12,252	$11,764			
Total U.S.	$ 5,370	$ 6,323	$ 693	$ 562	$419
Total International	$ 6,882	$ 5,441	$ 451	$ 515	$477

*Placed in trust at the time of the merger and accounting changed from the equity method to the cost basis. Interests were classified as "Assets held for sale – merger related" at December 31, 2001.

NOTE 14. INVESTMENTS AND ADVANCES – Continued

The following table provides summarized financial information on a 100 percent basis for Equilon, Motiva and all other equity affiliates, as well as ChevronTexaco's total share.

	Equilon*			Motiva*			Other Affiliates			ChevronTexaco Share		
YEAR ENDED DECEMBER 31	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Total revenues	**$36,501**	$50,010	$29,398	**$14,459**	$19,446	$12,196	**$69,549**	$56,602	$33,772	**$46,649**	$48,925	$30,135
Income (loss) before income tax expense	**604**	228	347	**771**	461	(69)	**646**	2,420	1,566	**1,430**	1,230	925
Net income (loss)	**397**	148	226	**486**	300	(45)	**(74)**	1,689	1,326	**1,144**	1,077	896
AT DECEMBER 31												
Current assets	**$ –**	$ 3,134	$ 3,426	**$ –**	$ 1,381	$ 1,271	**$17,015**	$18,442	$ 7,954	**$ 5,922**	$ 8,456	$ 4,992
Noncurrent assets	**–**	6,830	7,208	**–**	5,110	5,307	**40,191**	34,620	18,463	**16,276**	16,965	12,007
Current liabilities	**–**	4,587	4,853	**–**	1,150	1,278	**14,688**	16,109	7,665	**4,757**	7,820	5,615
Noncurrent liabilities	**–**	897	735	**–**	2,017	2,095	**23,255**	20,905	10,924	**5,600**	6,263	3,243
NET EQUITY	**$ –**	$ 4,480	$ 5,046	**$ –**	$ 3,324	$ 3,205	**$19,263**	$16,048	$ 7,828	**$11,841**	$11,338	$ 8,141

*Accounted for under the equity method pre-merger, and the cost basis post-merger.

NOTE 15. PROPERTIES, PLANT AND EQUIPMENT[1]

	At December 31									Year ended December 31		
	Gross Investment at Cost			Net Investment			Additions at Cost[2]			Depreciation Expense		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Exploration and Production												
United States	**$38,157**	$37,342	$ 39,772	**$10,560**	$12,093	$12,773	**$1,973**	$1,931	$1,383	**$3,508**	$2,138	$1,932
International	**33,273**	30,396	29,602	**17,743**	16,938	15,725	**2,900**	3,019	4,934	**2,085**	1,787	1,546
Total Exploration and Production	**71,430**	67,738	69,374	**28,303**	29,031	28,498	**4,873**	4,950	6,317	**5,593**	3,925	3,478
Refining, Marketing and Transportation												
United States	**12,944**	12,557	12,669	**6,237**	6,176	6,438	**626**	484	560	**476**	516	542
International	**11,386**	10,986	11,736	**6,700**	6,718	7,251	**566**	457	605	**555**	651	539
Total Refining, Marketing and Transportation	**24,330**	23,543	24,405	**12,937**	12,894	13,689	**1,192**	941	1,165	**1,031**	1,167	1,081
Chemicals												
United States	**602**	610	3,689	**321**	342	2,354	**10**	78	326	**22**	77	174
International	**698**	672	714	**405**	395	453	**31**	42	59	**19**	18	20
Total Chemicals	**1,300**	1,282	4,403	**726**	737	2,807	**41**	120	385	**41**	95	194
All Other[3]	**2,883**	3,005	2,809	**1,267**	1,657	1,493	**174**	202	181	**394**	134	181
Total United States	**54,529**	53,485	58,922	**18,367**	20,275	23,048	**2,780**	2,695	2,447	**4,391**	2,825	2,824
Total International	**45,414**	42,083	42,069	**24,866**	24,044	23,439	**3,500**	3,518	5,601	**2,668**	2,496	2,110
Total	**$99,943**	$95,568	$100,991	**$43,233**	$44,319	$46,487	**$6,280**	$6,213	$8,048	**$7,059**	$5,321	$4,934

[1] Net of accumulated abandonment and restoration costs of $2,155, $2,259 and $2,397 at December 31, 2001, 2000 and 1999, respectively.
[2] Net of dry hole expense related to prior years' expenditures of $228, $60 and $108 in 2001, 2000 and 1999, respectively.
[3] Primarily coal, real estate assets and management information systems.

Millions of dollars, except per-share amounts

NOTE 16. TAXES

	Year ended December 31		
	2001	2000	1999
Taxes on income			
U.S. federal			
Current	**$ 946**	$1,238	$ 307
Deferred	**(643)**	363	25
State and local	**276**	185	(50)
Total United States	**579**	1,786	282
International			
Current	**3,764**	4,378	2,285
Deferred	**17**	158	(2)
Total International	**3,781**	4,536	2,283
Total taxes on income	**$4,360**	$6,322	$2,565

The above table does not include a current U.S. tax benefit of $2 and a U.S. deferred tax benefit of $142 associated with the extraordinary item.

In 2001, before-tax income, including related corporate and other charges, for U.S. operations was $1,778, compared with $5,823 in 2000 and $1,738 in 1999. For international operations, before-tax income was $6,513, $8,226 and $4,074 in 2001, 2000 and 1999, respectively. U.S. federal income tax expense was reduced by $202, $165 and $156 in 2001, 2000 and 1999, respectively, for business tax credits.

The company's effective income tax rate varied from the U.S. statutory federal income tax rate because of the following:

	Year ended December 31		
	2001	2000	1999
U.S. statutory federal income tax rate	**35.0%**	35.0%	35.0%
Effect of income taxes from international operations in excess of taxes at the U.S. statutory rate	**19.0**	11.0	16.7
State and local taxes on income, net of U.S. federal income tax benefit	**2.2**	0.9	(0.1)
Prior-year tax adjustments	**1.1**	(0.6)	(1.5)
Tax credits	**(2.4)**	(1.2)	(2.7)
Other	**(1.7)**	0.2	(2.3)
Consolidated companies	**53.2**	45.3	45.1
Effect of recording equity in income of certain affiliated companies on an after-tax basis	**(0.6)**	(0.3)	(1.0)
Effective tax rate	**52.6%**	45.0%	44.1%

The increase in the 2001 effective tax rate was primarily due to U.S. before-tax income (generally subject to a lower tax rate) being a significantly smaller percentage of overall before-tax income in 2001 compared with 2000. The decline in the U.S. before-tax income arose primarily because substantially all of the 2001 merger-related expenses were associated with operations in the United States.

The company records its deferred taxes on a tax-jurisdiction basis and classifies those net amounts as current or noncurrent based on the balance sheet classification of the related assets or liabilities.

The reported deferred tax balances are composed of the following:

	At December 31	
	2001	2000
Deferred tax liabilities		
Properties, plant and equipment	**$7,478**	$7,224
Inventory	**50**	–
Investments and other	**1,334**	2,085
Total deferred tax liabilities	**8,862**	9,309
Deferred tax assets		
Abandonment/environmental reserves	**(913)**	(862)
Employee benefits	**(863)**	(979)
Tax loss carryforwards	**(611)**	(527)
AMT/other tax credits	**(511)**	(943)
Inventory	**–**	(27)
Other accrued liabilities	**(158)**	(43)
Miscellaneous	**(2,164)**	(1,454)
Total deferred tax assets	**(5,220)**	(4,835)
Deferred tax assets valuation allowance	**1,431**	1,574
Total deferred taxes, net	**$5,073**	$6,048

The valuation allowance relates to foreign tax credit carryforwards, tax loss carryforwards and temporary differences that are not expected to be realized.

At December 31, 2001 and 2000, deferred taxes were classified in the Consolidated Balance Sheet as follows:

	At December 31	
	2001	2000
Prepaid expenses and other current assets	**$ (671)**	$ (327)
Deferred charges and other assets	**(399)**	(312)
Federal and other taxes on income	**11**	–
Noncurrent deferred income taxes	**6,132**	6,687
Total deferred income taxes, net	**$5,073**	$6,048

It is the company's policy for subsidiaries included in the U.S. consolidated tax return to record income tax expense as though they filed separately, with the parent recording the adjustment to income tax expense for the effects of consolidation. Income taxes are accrued for retained earnings of international subsidiaries and corporate joint ventures intended to be remitted. Income taxes are not accrued for unremitted earnings of international operations that have been or are intended to be reinvested indefinitely.

Undistributed earnings of international consolidated subsidiaries and affiliates for which no deferred income tax provision has been made for possible future remittances totaled approximately $9,003 at December 31, 2001. Substantially all of this amount represents earnings reinvested as part of the company's ongoing business. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a U.S. tax liability, if any.

NOTE 16. TAXES – Continued

Taxes other than on income were as follows:

	Year ended December 31		
	2001	2000	1999
Taxes other than on income			
United States			
Excise taxes on products and merchandise	$ 3,954	$ 3,909	$ 3,767
Import duties and other levies	8	25	34
Property and other miscellaneous taxes	410	345	365
Payroll taxes	148	139	165
Taxes on production	225	238	158
Total United States	4,745	4,656	4,489
International			
Excise taxes on products and merchandise	2,592	2,692	2,262
Import duties and other levies	7,461	8,073	8,352
Property and other miscellaneous taxes	268	271	247
Payroll taxes	79	69	77
Taxes on production	11	66	14
Total International	10,411	11,171	10,952
Total taxes other than on income	$15,156	$15,827	$15,441

NOTE 17. SHORT-TERM DEBT

	At December 31	
	2001	2000
Commercial paper*	$ 8,664	$ 4,258
Notes payable to banks and others with originating terms of one year or less	1,036	1,612
Current maturities of long-term debt	1,095	1,519
Current maturities of long-term capital leases	45	42
Redeemable long-term obligations		
Long-term debt	488	504
Capital leases	301	302
Subtotal	11,629	8,237
Reclassified to long-term debt	(3,200)	(5,143)
Total short-term debt	$ 8,429	$ 3,094

*Weighted-average interest rates at December 31, 2001 and 2000, were 1.99 percent and 6.57 percent, respectively, including the effect of interest rate swaps.

Redeemable long-term obligations consist primarily of tax-exempt variable-rate put bonds that are included as current liabilities because they become redeemable at the option of the bondholders during the year following the balance sheet date.

The company periodically enters into interest rate swaps on a portion of its short-term debt. See Note 10 for information concerning the company's debt-related derivative activities.

Utilized lines of credit available for short-term financing totaled $210 at December 31, 2001.

At December 31, 2001, the company had $3,200 of committed credit facilities with banks worldwide, which permit the company to refinance short-term obligations on a long-term basis. The facilities support the company's commercial paper borrowings. Interest on borrowings under the terms of specific agreements may be based on the London Interbank Offered Rate, the Reserve Adjusted Domestic Certificate of Deposit Rate or bank prime rate. No amounts were outstanding under these credit agreements during 2001 or at year-end.

At December 31, 2001 and 2000, the company classified $3,200 and $5,143, respectively, of short-term debt as long-term. Settlement of these obligations is not expected to require the use of working capital in 2002, as the company has both the intent and ability to refinance this debt on a long-term basis.

NOTE 18. LONG-TERM DEBT

ChevronTexaco has three "shelf" registrations on file with the Securities and Exchange Commission that together would permit the issuance of $2,800 of debt securities pursuant to Rule 415 of the Securities Act of 1933.

	At December 31	
	2001	2000
6.625% notes due 2004	$ 499	$ 499
8.11% amortizing notes due 2004	450	540
7.327% amortizing notes due 2014[1]	430	430
5.5% note due 2009	393	392
7.45% notes due 2004	–	349
6% notes due 2005	299	299
9.75% debentures due 2020	250	250
3.5% convertible notes due 2004	–	203
5.7% notes due 2008	201	201
8.5% notes due 2003	200	200
7.75% debentures due 2033	199	199
8.625% debentures due 2031	199	199
8.625% debentures due 2032	199	199
8.375% debentures due 2022	199	198
7.5% debentures due 2043	198	198
6.875% debentures due 2023	196	196
7.09% notes due 2007	150	150
8.25% debentures due 2006	150	150
8.625% debentures due 2010	150	150
8.875% debentures due 2021	150	150
Medium-term notes, maturing from 2001 to 2043 (7.4%)[2]	360	1,081
Other foreign currency obligations (5.6%)[2]	193	1,095
Other long-term debt (4.2%)[2]	1,534	1,542
Total including debt due within one year	6,599	8,870
Debt due within one year	(1,095)	(1,519)
Reclassified from short-term debt	3,200	5,143
Total long-term debt	$ 8,704	$12,494

[1] Guarantee of ESOP debt.
[2] Less than $150 individually; weighted-average interest rates at December 31, 2001.

Consolidated long-term debt maturing after December 31, 2001, is as follows: 2002 – $1,095; 2003 – $536; 2004 – $857; 2005 – $570; and 2006 – $195; after 2006 – $3,346.

See Note 10 for information concerning the company's debt-related derivative activities.

Millions of dollars, except per-share amounts

NOTE 19. NEW ACCOUNTING STANDARDS

The company adopted the Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), as amended by FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133," effective January 1, 2001. The adoption of FAS 133 and FAS 138 did not have a significant impact on the company's results of operations, financial position or liquidity.

Recent interpretations of FAS 133 and FAS 138 by the FASB Derivatives Implementation Group prescribe mark-to-market accounting for certain natural gas sales contracts. Some of these interpretations became effective January 1, 2002. Adoption at that time did not result in a material effect to earnings. The effect of subsequent changes in the contracts' fair values is uncertain.

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement No. 125" (FAS 140). FAS 140 is effective for transfers occurring after March 31, 2001, and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of FAS 140 had no significant effect on ChevronTexaco's accounting or disclosures for the types of transactions in the scope of the new standard.

In June 2001, the FASB issued Statement No. 141, "Business Combinations" (FAS 141), Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142) and Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 141 is effective for all business combinations initiated after June 30, 2001, and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. FAS 142 is effective for fiscal years beginning after December 15, 2001, except for goodwill and intangible assets acquired after June 30, 2001, which were immediately subject to the amortization and nonamortization provisions of the Statement. FAS 143 is effective for fiscal years beginning after June 15, 2002. Adoption of FAS 141 will have no effect on the company's pooling-of-interests method of accounting for the Texaco merger transaction, but will affect future transactions. Similarly, adoption of FAS 142 may affect future transactions, but is not expected to have an effect on the company's prior business combinations. FAS 143 differs in several significant respects from current accounting for asset retirements obligations under FAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." Adoption of FAS 143 will affect future accounting and reporting of the assets, liabilities and expenses related to these obligations. The magnitude of the effect has not yet been determined.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 is effective for fiscal years beginning after December 15, 2001, with initial application effective as of the beginning of the fiscal year adopted. Adoption of FAS 144 will not affect assets classified as held for disposal as a result of disposal activities that were initiated prior to its initial application, but may affect future disposals.

NOTE 20. EMPLOYEE BENEFIT PLANS

Pension Plans and Other Postretirement Benefits The company has defined benefit pension plans for most employees and provides for certain health care and life insurance plans for active and qualifying retired employees. For the pension plans, the company is required to satisfy the Employee Retirement Income Security Act minimum funding standard. The company's annual contributions for medical and dental benefits are limited to the lesser of actual medical and dental claims or a defined fixed per-capita amount. Life insurance benefits are paid by the company, and annual contributions are based on actual plan experience. Unfunded pension and postretirement benefits are paid directly when incurred; accordingly, these payments are not reflected as changes in plan assets in the following table.

The status of the company's pension plans and other postretirement benefit plans for 2001 and 2000 is as follows:

	Pension Benefits 2001 U.S.	Pension Benefits 2001 Int'l.	Pension Benefits 2000 U.S.	Pension Benefits 2000 Int'l.	Other Benefits 2001	Other Benefits 2000
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at January 1	**$4,977**	**$1,736**	$5,070	$1,737	**$ 2,247**	$ 2,103
Service cost	**111**	**47**	118	47	**21**	20
Interest cost	**355**	**136**	363	133	**165**	161
Plan participants' contributions	**2**	**2**	2	1	**–**	18
Plan amendments	**12**	**13**	7	3	**(10)**	–
Actuarial loss	**341**	**108**	77	84	**244**	134
Foreign currency exchange rate changes	**–**	**(94)**	–	(151)	**(9)**	(7)
Benefits paid	**(532)**	**(110)**	(659)	(121)	**(158)**	(182)
Curtailment	**(47)**	**–**	–	(3)	**(3)**	–
Special termination benefits[1]	**47**	**14**	–	6	**29**	–
Plan divestiture	**–**	**(4)**	(1)	–	**–**	–
Acquisitions/joint ventures	**(86)**	**–**	–	–	**–**	–
Benefit obligation at December 31	**5,180**	**1,848**	4,977	1,736	**2,526**	2,247
CHANGE IN PLAN ASSETS						
Fair value of plan assets at January 1	**5,098**	**1,757**	5,685	1,914	**–**	–
Actual return on plan assets	**(221)**	**(90)**	27	71	**–**	–
Foreign currency exchange rate changes	**–**	**(56)**	–	(155)	**–**	–
Employer contribution	**2**	**26**	21	47	**–**	–
Plan participants' contributions	**2**	**2**	2	1	**–**	–
Expenses	**(6)**	**–**	(8)	–	**–**	–
Benefits paid	**(475)**	**(88)**	(623)	(125)	**–**	–
Plan divestiture	**–**	**(4)**	(2)	–	**–**	–
Curtailment	**–**	**–**	(4)	4	**–**	–
Fair value of plan assets at December 31	**4,400**	**1,547**	5,098	1,757	**–**	–
FUNDED STATUS	**(780)**	**(301)**	121	21	**(2,526)**	(2,247)
Unrecognized net actuarial loss (gain)	**837**	**493**	(29)	161	**93**	(145)
Unrecognized prior-service cost	**129**	**70**	185	75	**(24)**	(7)
Unrecognized net transitional assets	**–**	**(7)**	(2)	(12)	**–**	–
Total recognized at December 31	**$ 186**	**$ 255**	$ 275	$ 245	**$(2,457)**	$(2,399)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET AT DECEMBER 31						
Prepaid benefit cost	**$ 568**	**$ 574**	$ 560	$ 557	**$ –**	$ –
Accrued benefit liability	**(529)**	**(334)**	(438)	(330)	**(2,457)**	(2,399)
Intangible asset	**10**	**12**	10	12	**–**	–
Accumulated other comprehensive income[2]	**137**	**3**	143	6	**–**	–
Net amount recognized	**$ 186**	**$ 255**	$ 275	$ 245	**$(2,457)**	$(2,399)
Weighted-average assumptions as of December 31						
Discount rate	**7.3%**	**7.7%**	7.5%	7.8%	**7.3%**	7.6%
Expected return on plan assets	**8.8%**	**8.9%**	10.0%	9.1%	**–**	–
Rate of compensation increase	**4.0%**	**5.4%**	4.1%	5.0%	**4.1%**	4.4%

[1] *Primarily relates to a special involuntary termination enhancement to pension and postretirement benefits under the Texaco change-in-control program in 2001.*

[2] Accumulated other comprehensive income includes deferred income taxes of $48 and $1 in 2001 for U.S. and International, respectively, and $47 and $2 in 2000 for U.S. and International, respectively.

Millions of dollars, except per-share amounts

NOTE 20. EMPLOYEE BENEFIT PLANS – Continued

The components of net periodic benefit cost for 2001, 2000 and 1999 were:

	Pension Benefits						Other Benefits		
	2001		2000		1999				
	U.S.	Int'l.	U.S.	Int'l.	U.S.	Int'l.	2001	2000	1999
Service cost	$ 111	$ 47	$ 118	$ 47	$ 134	$ 46	$ 21	$ 20	$ 28
Interest cost	355	136	363	133	350	137	165	161	153
Expected return on plan assets	(443)	(170)	(503)	(167)	(491)	(146)	–	–	–
Amortization of transitional assets	(2)	(4)	(31)	(6)	(36)	(17)	–	–	–
Amortization of prior-service costs	25	12	30	12	27	16	(1)	(1)	–
Recognized actuarial losses (gains)	13	7	10	(2)	3	(2)	(6)	(10)	1
Settlement losses (gains)	12	–	(61)	1	(103)	1	–	–	–
Curtailment losses (gains)	26	–	(20)	2	6	1	20	(15)	(12)
Special termination benefit recognition*	47	14	–	6	205	2	29	–	–
Net periodic benefit cost	$ 144	$ 42	$ (94)	$ 26	$ 95	$ 38	$228	$155	$170

*Primarily relates to a special involuntary termination enhancement to pension and postretirement benefits under the Texaco change-in-control program in 2001 and a special involuntary termination enhancement to pension benefits in 1999 under a Chevron companywide restructuring program.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,496, $2,187 and $1,269, respectively, at December 31, 2001, and $850, $737 and $33, respectively, at December 31, 2000.

For postretirement benefit measurement purposes, one set of health care cost-trend rates was used for pre-age 65 and post-age 65 retirees. Starting in 2002, with approximately an 11 percent cost increase over the previous year, the trend rates gradually drop to the ultimate rate of 4.5 percent over 5 years. A one-percentage-point change in the assumed health care cost-trend rates would have had the following effects:

	One Percent Increase	One Percent Decrease
Effect on total service and interest cost components	$ 20	$ (20)
Effect on postretirement benefit obligation	$231	$(193)

Profit Sharing/Savings Plan Eligible employees of ChevronTexaco and certain of its subsidiaries participate in either the Chevron Profit Sharing/Savings Plan or the Employees Thrift Plan of Texaco. Charges to expense for these plans were $157, $63 and $64 in 2001, 2000 and 1999, respectively.

Employee Stock Ownership Plans (ESOP) In December 1989, Chevron established a leveraged ESOP as part of the Profit Sharing/Savings Plan. The ESOP provides a partial prefunding of the company's future commitments to the Profit Sharing/Savings Plan, which will result in annual income tax savings for the company.

In 1988, Texaco established a leveraged ESOP as part of the Employees Thrift Plan of Texaco Inc. The Thrift Plan ESOP loan was satisfied in December 2000. The ESOP was designed to provide participants with a benefit of approximately 6 percent of base pay.

As permitted by American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," the company has elected to continue its practices, which are based on Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and subsequent consensus of the Emerging Issues Task Force of the Financial Accounting Standards Board. The debt of the ESOPs is recorded as debt, and shares pledged as collateral are reported as "Deferred compensation and benefit plan trust" in the Consolidated Balance Sheet and the Consolidated Statement of Stockholders' Equity. The company reports compensation expense equal to ESOP debt principal repayments less dividends received by the ESOPs. Interest incurred on the ESOP debt is recorded as interest expense. Dividends paid on ESOP shares are reflected as a reduction of retained earnings. All ESOP shares are considered outstanding for earnings-per-share computations.

Expense recorded for the ESOPs was $75, $26 and $62 in 2001, 2000 and 1999, respectively, including $62, $48 and $51 of interest expense related to ESOP debt. All dividends paid on the ESOP shares held are used to service the ESOP debt. The dividends used were $86, $77 and $63 in 2001, 2000 and 1999, respectively.

The company made ESOP contributions of $75, $1 and $67 in 2001, 2000 and 1999, respectively, to satisfy ESOP debt service in excess of dividends received by the ESOP. The ESOP shares were pledged as collateral for the debt. Shares are released from a suspense account and allocated to the accounts of plan participants, based on the debt service deemed to be paid in the year in proportion to the total of current-year and remaining debt service. The charge (credit) to compensation expense was $13, $(22) and $11 in 2001, 2000 and 1999, respectively. ESOP shares as of December 31, 2001 and 2000, were as follows:

Thousands	2001	2000
Allocated shares	21,790	23,706
Unallocated shares	8,836	10,877
Total ESOP shares	30,626	34,583

Benefit Plan Trust Texaco established a benefit plan trust for funding obligations under some of its benefit plans. At year-end 2001, the trust contained 7.1 million shares of ChevronTexaco treasury stock. The company intends to continue to pay its obligations under the benefit plans. The trust will use the shares, proceeds from the sale of such shares and dividends on such shares to pay benefits only to the extent that the company does not pay such benefits. The trustee will vote the shares held in the trust as instructed by the trust's beneficiaries. The shares held by the trust are not considered outstanding for earnings-per-share purposes until distributed or sold by the trust in payment of benefit obligations.

Management Incentive Plans Chevron had two incentive plans, the Management Incentive Plan (MIP) and the Long-Term Incentive Plan (LTIP) for officers and other regular salaried employees of the company and its subsidiaries who hold positions of significant responsibility. The plans will be expanded to include former employees of Texaco and Caltex. The MIP is an annual cash incentive plan that links awards to performance results of the prior year. The cash awards may be deferred by conversion to stock units or other investment fund alternatives. Awards under the LTIP may take the form of, but are not limited to, stock options, restricted stock, stock units and nonstock grants. Texaco also had a cash incentive program and a Stock Incentive Plan (SIP) that included stock options, restricted stock and other incentive awards for executives, directors and key employees. Awards under the Caltex LTIP were in the form of performance units and stock appreciation rights. Charges to expense for the combined management incentive plans, excluding expense related to LTIP and SIP stock options and restricted stock awards, which are discussed in Note 21, were $93, $83 and $54 in 2001, 2000 and 1999, respectively.

Other Incentive Plans Chevron had a program that provided eligible employees with an annual cash bonus if the company achieved certain financial and safety goals. The program was expanded to include former employees of Texaco and Caltex post-merger. Texaco and Caltex also had similar programs. Charges for the combined programs were $154, $230 and $60 in 2001, 2000 and 1999, respectively.

NOTE 21. STOCK OPTIONS

The company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation programs, which are described below. Stock-based compensation expense recognized in connection with these programs was $111, $23 and $21 in 2001, 2000 and 1999, respectively.

Had compensation cost for the company's combined stock options been determined based on the fair market value at the grant dates of the awards consistent with the methodology prescribed by FAS No. 123, net income and earnings per share for 2001, 2000 and 1999 would have been the pro forma amounts shown on the following table:

	2001	2000	1999
Net income			
As reported	**$3,288**	$7,727	$3,247
Pro forma	**$3,202**	$7,687	$3,134
Earnings per share			
As reported – basic	**$3.10**	$7.23	$3.01
– diluted	**$3.09**	$7.21	$3.00
Pro forma – basic	**$3.02**	$7.19	$2.91
– diluted	**$3.01**	$7.18	$2.90

The effects of applying FAS No. 123 in this pro forma disclosure are not indicative of future amounts. FAS No. 123 does not apply to awards granted prior to 1995. In addition, certain options vest over several years, and awards in future years, whose terms and conditions may vary, are anticipated.

Broad-Based Employee Stock Options In 1996, Chevron granted to all its eligible employees an option for 150 shares of stock or equivalents at an exercise price of $51.875 per share. In addition, a portion of the awards granted under the LTIP had terms similar to the broad-based employee stock options. The options vested in June 1997.

Options for 7,204,800 shares, including similar-termed LTIP awards, were granted for this program in 1996, and the program expired in 1999.

In 1998, Chevron announced another broad-based Employee Stock Option Program that granted to all eligible employees an option that varied from 100 to 300 shares of stock or equivalents, dependent on the employee's salary or job grade. These options vested after two years in February 2000. Options for 4,820,800 shares were awarded at an exercise price of $76.3125 per share. Outstanding option shares were 3,064,367 at year-end 2000. In 2001, exercises of 653,096 and forfeitures of 44,960 reduced the outstanding option shares to 2,366,311 at the end of the year. The options expire February 11, 2008. The company recorded expenses of $1, $(2) and $4 for these options in 2001, 2000 and 1999, respectively.

The fair value of each option share for the 1998 program on the date of grant under FAS No. 123 was estimated at $19.08 using the average results of Black-Scholes models for the preceding 10 years. The 10-year averages of each assumption used by the Black-Scholes models were: a risk-free interest rate of 7.0 percent, a dividend yield of 4.2 percent, an expected life of seven years and a volatility of 24.7 percent.

Long-Term Incentive Plan Stock options granted under the LTIP are generally awarded at market price on the date of grant and are exercisable not earlier than one year and not later than 10 years from the date of grant. However, a portion of the LTIP options granted in 1996 had terms similar to the broad-based employee stock options. The maximum number of shares that may be granted each year is 1 percent of the total outstanding shares of common stock as of January 1 of such year.

Under the Texaco Stock Incentive Plan (SIP), the maximum number of shares that were granted as stock options or restricted stock was 1 percent of the common stock outstanding on December 31 of the previous year. Restricted shares granted under SIP contained a performance element, which had to be satisfied in order for all or a specified portion of the shares to vest. Upon the merger, all restricted shares became vested and converted to ChevronTexaco shares at the merger exchange

NOTE 21. STOCK OPTIONS – Continued

ratio of 0.77. Restricted performance shares awarded in each year under the SIP on a converted basis were as follows:

	2001	2000	1999
Shares (thousands)	392	409	214
Weighted-average fair value	$91.05	$73.40	$81.53

Stock options granted under the SIP extend for 10 years from the date of grant and vest over a two-year period at a rate of 50 percent in the first year and 50 percent in the second year. The exercise price cannot be less than the fair market value of the underlying shares of common stock on the date of the grant. The plan provides for restored options. This feature enables a participant who exercises a stock option by exchanging previously acquired common stock or who has shares withheld to satisfy tax withholding obligations to receive new options equal to the number of shares exchanged or withheld. The restored options are fully exercisable six months after the date of grant and the exercise price is the fair market value of the common stock on the day the restored option is granted. Amounts charged to compensation expense in 2001, 2000 and 1999 were $110, $25 and $19.

The fair market value of each stock option granted is estimated on the date of grant under FAS No. 123 using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Chevron Plans:			
Expected life in years	7	7	7
Risk-free interest rate	4.1%	5.8%	5.5%
Volatility	24.4%	25.6%	20.1%
Dividend yield	3.0%	3.0%	3.0%
Texaco Plans:			
Expected life in years	2	2	2
Risk-free interest rate	3.9%	6.4%	5.4%
Volatility	25.9%	33.8%	29.1%
Dividend yield	3.1%	3.0%	3.0%

The Black-Scholes weighted-average fair value of the Chevron options granted during 2001, 2000 and 1999 was $20.45, $22.34 and $20.40 per share, respectively, and the weighted-average fair value of the Texaco options granted during 2001, 2000 and 1999 was $12.90, $11.56 and $11.21 per share.

Upon the merger, outstanding Texaco stock options were converted to ChevronTexaco options at the merger exchange rate of 0.77. The following table presents the combined stock options outstanding as of December 31, 2001, 2000 and 1999, with information on Texaco's stock options on a converted basis. This table excludes Chevron LTIP awards granted with terms similar to the broad-based employee stock options:

	Options (thousands)	Weighted-Average Exercise Price
Outstanding at December 31, 1998	18,167	$67.94
Granted	3,388	86.05
Exercised	(7,584)	71.35
Restored	5,735	83.83
Forfeited	(783)	83.62
Outstanding at December 31, 1999	18,923	$73.99
Granted	3,763	77.18
Exercised	(1,460)	53.99
Restored	456	78.42
Forfeited	(812)	84.18
Outstanding at December 31, 2000	20,870	$75.67
Granted	3,777	89.84
Exercised	(8,209)	78.16
Restored	6,766	89.77
Forfeited	(584)	$85.76
Outstanding at December 31, 2001	22,620	$81.13
Exercisable at December 31		
1999	12,735	$68.87
2000	16,021	$74.95
2001	19,028	$79.64

The following table summarizes information on stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (Thousands)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable (Thousands)	Weighted-Average Exercise Price
$31 to $ 41	153	0.5	$34.43	153	$34.43
41 to 51	2,057	2.8	45.48	2,057	45.48
51 to 61	51	5.2	56.34	51	56.34
61 to 71	739	4.8	66.28	734	66.27
71 to 81	4,871	6.4	78.96	4,871	78.96
81 to 91	10,973	7.0	86.80	7,981	86.34
91 to 101	3,776	7.4	91.81	3,181	91.62
$31 to $101	22,620	6.4	$81.13	19,028	$79.64

NOTE 22. OTHER CONTINGENCIES AND COMMITMENTS

The U.S. federal income tax liabilities have been settled through 1993 for Chevron and Caltex and through 1991 for Texaco. The company's California franchise tax liabilities have been settled through 1991 for Chevron and 1987 for Texaco.

Settlement of open tax years, as well as tax issues in other countries where the company conducts its businesses, is not expected to have a material effect on the consolidated financial position or liquidity of the company and, in the opinion of management, adequate provision has been made for income and franchise taxes for all open years.

At December 31, 2001, the company and its subsidiaries, as direct or indirect guarantors, had contingent liabilities of $1,118 for notes of affiliated companies and $742 for notes of others. Following the February 2002 disposition of the interests in Equilon and Motiva, contingent liabilities for notes of affiliated companies were reduced by $432.

The company and its subsidiaries have certain other contingent liabilities relating to long-term unconditional purchase obligations and commitments, throughput agreements and take-or-pay agreements, some of which relate to suppliers' financing arrangements. The aggregate amounts of required payments under these various commitments are 2002 – $1,370; 2003 – $1,402; 2004 – $1,302; 2005 – $1,179; 2006 – $1,094; 2007 and after – $1,311. Total payments under the agreements were $1,509 in 2001, $1,506 in 2000 and $1,165 in 1999.

The company has commitments related to preferred shares of subsidiary companies, which are accounted for as minority interest. MVP Production Inc., a subsidiary, has variable rate cumulative preferred shares of $75 owned by one minority holder. The shares are voting and are redeemable in 2003. Dividends on these shares were $4 in 2001, 2000 and 1999. Texaco Capital LLC, a wholly owned finance subsidiary, has issued $65 of Deferred Preferred Shares, Series C. Dividends amounting to $59 on Series C, at a rate of 7.17 percent compounded annually, will be paid at the redemption date of February 28, 2005, unless earlier redemption occurs. Early redemption may result upon the occurrence of certain specific events.

ChevronTexaco provided certain indemnities of contingent liabilities of Equilon and Motiva to Shell Oil and Saudi Refining Inc. as part of the agreement for the sale of the company's interests in those investments. Generally, the indemnities provided are limited to contingent liabilities that may become actual liabilities within 18 months of the sale of the company's interests, and are reduced by any reserves that were established prior to the sale. Excluding environmental liabilities, the company's financial exposure related to those indemnities is limited to $300. Additionally, the company has provided indemnities for certain environmental liabilities arising out of conditions that existed prior to the formation of Equilon and Motiva and during the periods of ChevronTexaco's ownership interest in those entities as well as for customary representations and warranties within the agreements.

The company is subject to loss contingencies pursuant to environmental laws and regulations that in the future may require the company to take action to correct or ameliorate the effects on the environment of prior release of chemical or petroleum substances, including MTBE, by the company or other parties. Such contingencies may exist for various sites, including but not limited to: Superfund sites and refineries, oil fields, service stations, terminals, and land development areas, whether operating, closed or sold. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions that may be required, the determination of the company's liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties. While the company has provided for known environmental obligations that are probable and reasonably estimable, the amount of future costs may be material to results of operations in the period in which they are recognized. The company does not expect these costs will have a material effect on its consolidated financial position or liquidity. Also, the company does not believe its obligations to make such expenditures have had, or will have, any significant impact on the company's competitive position relative to other U.S. or international petroleum or chemicals concerns.

ChevronTexaco receives claims from, and submits claims to, customers, trading partners, U.S. federal, state and local regulatory bodies, host governments, contractors, insurers, and suppliers. The amounts of these claims, individually and in the aggregate, may be significant and take lengthy periods to resolve.

The company believes it has no material market or credit risks to its operations, financial position or liquidity as a result of its commodities and other derivatives activities, including forward exchange contracts and interest rate swaps. However, the results of operations and the financial position of certain equity affiliates may be affected by their business activities involving the use of derivative instruments.

The company's operations, particularly exploration and production, can be affected by other changing economic, regulatory and political environments in the various countries in which it operates, including the United States. In certain locations, host governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the company's continued presence in those countries. Internal unrest or strained relations between a host government and the company or other governments may affect the company's operations. Those developments have, at times, significantly affected the company's related operations and results, and are carefully considered by management when evaluating the level of current and future activity in such countries.

For oil and gas producing operations, ownership agreements may provide for periodic reassessments of equity interests in estimated oil and gas reserves. These activities, individually or together, may result in gains or losses that could be material to earnings in any given period. One such equity redetermination process has been under way since 1996 for ChevronTexaco's interests in four producing zones at the Naval Petroleum Reserve at Elk Hills in California, for the time when the remaining interests in these zones were owned by the U.S. Department of Energy. A wide range remains for a possible net settlement amount for the four zones. ChevronTexaco currently estimates its maximum possible net before-tax liability at less than $400. At the same time, a possible maximum net amount that could be owed to ChevronTexaco is estimated at more than $200. The timing of the settlement and the exact amount within this range of estimates are uncertain.

Areas in which the company and its affiliates have significant operations include the United States of America, Canada, Australia, the United Kingdom, Norway, Denmark, Kuwait, Republic of Congo, Angola, Nigeria, Chad, Equatorial Guinea, Democratic Republic of Congo, South Africa, Indonesia, Papua New Guinea, the Philippines, Singapore, China, Thailand, Venezuela, Argentina, Brazil, Colombia, Trinidad and Korea. The company's Tengizchevroil affiliate operates in Kazakhstan. The company's Chevron Phillips Chemical Company LLC affiliate manufactures and markets a wide range of petrochemicals and plastics on a worldwide basis, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. The company's Dynegy affiliate has operations in the United States, Canada, the United Kingdom and other European countries.

Millions of dollars, except per-share amounts

NOTE 23. EARNINGS PER SHARE (EPS)

Basic EPS includes the effects of deferrals of salary and other compensation awards that are invested in ChevronTexaco stock units by certain officers and employees of the company and is based upon net income less preferred stock dividend requirements. Diluted EPS includes the effects of these deferrals as well as the dilutive effects of outstanding stock options awarded under the company's stock option programs (see Note 21, "Stock Options"). The following table sets forth the computation of basic and diluted EPS:

			2001			2000			1999
	Net Income	Shares (millions)	Per-Share Amount	Net Income	Shares (millions)	Per-Share Amount	Net Income	Shares (millions)	Per-Share Amount
Net income	**$3,288**			$7,727			$3,247		
Weighted-average common shares outstanding		**1,059.3**			1,066.6			1,067.7	
Dividend equivalents paid on Chevron stock units	**2**			2			3		
Deferred awards held as Chevron stock units		**0.8**			0.9			1.1	
Preferred stock dividends	**(6)**			(15)			(29)		
BASIC EPS COMPUTATION	**$3,284**	**1,060.1**	**$3.10**	$7,714	1,067.5	$7.23	$3,221	1,068.8	$3.01
Dilutive effects of stock options, restricted stock and convertible debentures	**4**	**2.8**		3	2.4		3	4.8	
DILUTED EPS COMPUTATION	**$3,288**	**1,062.9**	**$3.09**	$7,717	1,069.9	$7.21	$3,224	1,073.6	$3.00

Quarterly Results and Stock Market Data

Unaudited

	2001				2000			
Millions of dollars, except per-share amounts	4TH Q	3RD Q	2ND Q	1ST Q	4TH Q	3RD Q	2ND Q	1ST Q
REVENUES AND OTHER INCOME								
Sales and other operating revenues[1]	$21,239	$25,954	$28,597	$28,619	$31,981	$30,379	$28,695	$26,040
(Loss) income from equity affiliates	(38)	320	574	288	139	427	245	266
Other income	259	217	89	127	238	384	149	187
TOTAL REVENUES AND OTHER INCOME	21,460	26,491	29,260	29,034	32,358	31,190	29,089	26,493
COSTS AND OTHER DEDUCTIONS								
Purchased crude oil and products, operating and other expenses	15,632	18,348	19,834	19,408	22,610	21,837	20,197	18,068
Depreciation, depletion and amortization	3,562	1,172	1,168	1,157	1,529	1,292	1,227	1,273
Taxes other than on income[1]	3,557	3,702	3,940	3,957	4,311	3,530	4,058	3,928
Merger-related expenses	1,407	83	48	25	–	–	–	–
Minority interests	32	17	34	38	28	29	27	27
Interest and debt expense	171	186	217	259	267	263	284	296
TOTAL COSTS AND OTHER DEDUCTIONS	24,361	23,508	25,241	24,844	28,745	26,951	25,793	23,592
(LOSS) INCOME BEFORE INCOME TAX	(2,901)	2,983	4,019	4,190	3,613	4,239	3,296	2,901
INCOME TAX (CREDIT) EXPENSE	(526)	1,219	1,910	1,757	1,574	1,910	1,555	1,283
NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM	$ (2,375)	$ 1,764	$ 2,109	$ 2,433	$ 2,039	$ 2,329	$ 1,741	$ 1,618
EXTRAORDINARY LOSS, NET OF INCOME TAX	(147)	(496)	–	–	–	–	–	–
NET (LOSS) INCOME[2]	$ (2,522)	$ 1,268	$ 2,109	$ 2,433	$ 2,039	$ 2,329	$ 1,741	$ 1,618
NET (LOSS) INCOME PER SHARE BEFORE EXTRAORDINARY ITEM – BASIC	$ (2.24)	$ 1.66	$ 1.99	$ 2.30	$ 1.93	$ 2.18	$ 1.62	$ 1.50
– DILUTED	$ (2.24)	$ 1.66	$ 1.99	$ 2.29	$ 1.92	$ 2.17	$ 1.62	$ 1.50
NET (LOSS) INCOME PER SHARE – BASIC	$ (2.38)	$ 1.19	$ 1.99	$ 2.30	$ 1.93	$ 2.18	$ 1.62	$ 1.50
– DILUTED	$ (2.38)	$ 1.19	$ 1.99	$ 2.29	$ 1.92	$ 2.17	$ 1.62	$ 1.50
DIVIDENDS PAID PER SHARE[3]	$ 0.70	$ 0.65	$ 0.65	$ 0.65	$ 0.65	$ 0.65	$ 0.65	$ 0.65
COMMON STOCK PRICE RANGE – HIGH	$93.77	$93.61	$98.49	$93.45	$88.94	$92.31	$94.88	$94.25
– LOW	$82.00	$78.60	$84.59	$78.44	$78.19	$76.88	$82.31	$69.94
[1] Includes consumer excise taxes:	$ 1,634	$1,359	$1,771	$1,782	$1,769	$1,585	$1,679	$1,568
[2] Net (charges) credits for special items and merger effects included in net (loss) income:	$(3,021)	$ (416)	$ (64)	$ (21)	$ (254)	$ (81)	$ 40	$ (83)

[3] Chevron dividend pre-merger.

In accordance with pooling-of-interests accounting, the quarterly results in the preceding table give retroactive effect to the merger, with all periods presented as if Chevron and Texaco had always been combined.

The company's common stock is listed on the New York Stock Exchange (trading symbol: CVX) and on the Pacific Exchange. As of March 8, 2002, stockholders of record numbered approximately 250,000. Through October 9, 2001, the common stock traded under the name of Chevron Corporation (trading symbol: CHV).

There are no restrictions on the company's ability to pay dividends.

Five-Year Financial Summary

Millions of dollars, except per-share amounts	2001	2000	1999	1998	1997
COMBINED STATEMENT OF INCOME DATA					
REVENUES AND OTHER INCOME					
Total sales and other operating revenues	$104,409	$117,095	$84,004	$71,937	$ 99,964
Income from equity affiliates and other income	1,836	2,035	1,709	1,321	2,347
TOTAL REVENUES AND OTHER INCOME	106,245	119,130	85,713	73,258	102,311
TOTAL COSTS AND OTHER DEDUCTIONS	97,954	105,081	79,901	70,422	93,118
INCOME BEFORE INCOME TAXES	8,291	14,049	5,812	2,836	9,193
INCOME TAX EXPENSE	4,360	6,322	2,565	919	3,273
INCOME BEFORE EXTRAORDINARY ITEM	$ 3,931	$ 7,727	$ 3,247	$ 1,917	$ 5,920
EXTRAORDINARY LOSS, NET OF INCOME TAX	(643)	–	–	–	–
NET INCOME	$ 3,288	$ 7,727	$ 3,247	$ 1,917	$ 5,920
NET INCOME PER SHARE BEFORE EXTRAORDINARY ITEM – BASIC	$3.71	$7.23	$3.01	$1.76	$5.54
– DILUTED	$3.70	$7.21	$3.00	$1.75	$5.48
NET INCOME PER SHARE – BASIC	$3.10	$7.23	$3.01	$1.76	$5.54
– DILUTED	$3.09	$7.21	$3.00	$1.75	$5.48
CASH DIVIDENDS PER SHARE*	$2.65	$2.60	$2.48	$2.44	$2.28
COMBINED BALANCE SHEET DATA (AT DECEMBER 31)					
Current assets	$ 18,327	$ 17,913	$17,043	$14,157	$ 16,161
Noncurrent assets	59,245	59,708	58,337	55,967	53,699
Total assets	77,572	77,621	75,380	70,124	69,860
Short-term debt	8,429	3,094	6,063	5,579	4,076
Other current liabilities	12,225	13,567	11,620	9,480	11,520
Long-term debt and capital lease obligations	8,989	12,821	13,145	11,675	10,708
Other noncurrent liabilities	13,971	14,770	14,761	14,523	13,318
Total liabilities	43,614	44,252	45,589	41,257	39,622
Stockholders' equity	$ 33,958	$ 33,369	$29,791	$28,867	$ 30,238

*Chevron dividend pre-merger.

Supplemental Information on Oil and Gas Producing Activities

Unaudited

In accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities" (FAS 69), this section provides supplemental information on oil and gas exploration and producing activities of the company in seven separate tables. Tables I through IV provide historical cost information pertaining to costs incurred in exploration, property acquisitions and development; capitalized costs; and results of operations. Tables V through VII present information on the company's estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. The Africa geographic area includes activities principally in Nigeria, Angola, Chad, Congo and Democratic Republic of Congo. The Asia-Pacific geographic area includes activities principally in Australia, China, Indonesia, Kazakhstan, Kuwait, Papua New Guinea, Philippines and Thailand. The "Other" geographic category includes activities in the United Kingdom, Canada, Denmark, Netherlands, Norway, Trinidad, Colombia, Venezuela, Brazil, Argentina and other countries. Amounts shown for affiliated companies are ChevronTexaco's 50 percent equity share of Tengizchevroil (TCO), an exploration and production partnership operating in the Republic of Kazakhstan, and a 30 percent equity share of Hamaca, an exploration and production partnership operating in Venezuela, beginning in 2000. The company increased its ownership in TCO from 45 percent to 50 percent in January 2001.

TABLE I – COSTS INCURRED IN EXPLORATION, PROPERTY ACQUISITIONS AND DEVELOPMENT[1]

Millions of dollars	U.S.	Africa	Asia-Pacific	Consolidated Companies Other	Consolidated Companies Total	Affiliated Companies TCO[2]	Affiliated Companies Hamaca	Worldwide
YEAR ENDED DECEMBER 31, 2001								
Exploration								
Wells	$ 620	$172	$ 186	$ 197	$1,175	$ –	$ –	$1,175
Geological and geophysical	46	35	42	65	188	–	–	188
Rentals and other	65	48	15	98	226	–	–	226
Total exploration	731	255	243	360	1,589	–	–	1,589
Property acquisitions[3]								
Proved[4]	25	4	–	–	29	362	–	391
Unproved	50	38	12	–	100	108	–	208
Total property acquisitions	75	42	12	–	129	470	–	599
Development	1,754	551	1,168	494	3,967	266	275	4,508
TOTAL COSTS INCURRED	$2,560	$848	$1,423	$ 854	$5,685	$736	$275	$6,696
YEAR ENDED DECEMBER 31, 2000								
Exploration								
Wells	$ 526	$139	$ 179	$ 63	$ 907	$ –	$ –	$ 907
Geological and geophysical	60	35	67	105	267	–	–	267
Rentals and other	73	43	55	83	254	–	–	254
Total exploration	659	217	301	251	1,428	–	–	1,428
Property acquisitions[3]								
Proved[4]	162	1	278	1	442	–	–	442
Unproved	66	9	–	184	259	–	–	259
Total property acquisitions	228	10	278	185	701	–	–	701
Development	1,453	435	1,067	718	3,673	240	–	3,913
TOTAL COSTS INCURRED	$2,340	$662	$1,646	$1,154	$5,802	$240	$ –	$6,042
YEAR ENDED DECEMBER 31, 1999								
Exploration								
Wells	$ 361	$115	$ 132	$ 94	$ 702	$ –	$ –	$ 702
Geological and geophysical	87	48	65	94	294	–	–	294
Rentals and other	81	40	70	57	248	–	–	248
Total exploration	529	203	267	245	1,244	–	–	1,244
Property acquisitions[3,5]								
Proved[4]	13	–	687	864	1,564	–	–	1,564
Unproved	66	38	750	477	1,331	–	–	1,331
Total property acquisitions	79	38	1,437	1,341	2,895	–	–	2,895
Development	1,230	540	829	606	3,205	148	–	3,353
TOTAL COSTS INCURRED	$1,838	$781	$2,533	$2,192	$7,344	$148	$ –	$7,492

[1] Includes costs incurred whether capitalized or expensed. Excludes support equipment expenditures.
[2] Includes acquisition costs for an additional 5 percent interest in 2001.
[3] Proved amounts include wells, equipment and facilities associated with proved reserves.
[4] Does not include properties acquired through property exchanges.
[5] Includes acquisition costs and related deferred income taxes for purchases of Rutherford-Moran Oil Corporation and Petrolera Argentina San Jorge S.A.

Unaudited

TABLE II – CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca*	Worldwide
AT DECEMBER 31, 2001								
Unproved properties	$ 753	$ 304	$ 565	$ 1,168	$ 2,790	$ 108	$ –	$ 2,898
Proved properties and related producing assets	35,665	5,487	10,332	9,435	60,919	1,878	88	62,885
Support equipment	766	390	2,177	313	3,646	293	–	3,939
Deferred exploratory wells	91	450	128	114	783	–	–	783
Other uncompleted projects	1,080	690	654	437	2,861	245	376	3,482
GROSS CAPITALIZED COSTS	38,355	7,321	13,856	11,467	70,999	2,524	464	73,987
Unproved properties valuation	382	86	73	222	763	–	–	763
Proved producing properties – Depreciation and depletion	25,844	2,998	4,733	4,827	38,402	219	3	38,624
Future abandonment and restoration	1,016	449	281	342	2,088	19	–	2,107
Support equipment depreciation	452	160	1,122	162	1,896	123	–	2,019
Accumulated provisions	27,694	3,693	6,209	5,553	43,149	361	3	43,513
NET CAPITALIZED COSTS	$10,661	$3,628	$ 7,647	$ 5,914	$27,850	$2,163	$461	$30,474
AT DECEMBER 31, 2000								
Unproved properties	$ 1,233	$ 176	$ 540	$ 1,219	$ 3,168	$ 378	$ 63	$ 3,609
Proved properties and related producing assets	34,587	5,050	8,905	8,702	57,244	1,158	71	58,473
Support equipment	721	366	2,126	272	3,485	254	42	3,781
Deferred exploratory wells	182	407	120	161	870	–	–	870
Other uncompleted projects	741	640	674	570	2,625	136	–	2,761
GROSS CAPITALIZED COSTS	37,464	6,639	12,365	10,924	67,392	1,926	176	69,494
Unproved properties valuation	317	69	66	170	622	–	–	622
Proved producing properties – Depreciation and depletion	23,528	2,700	3,986	3,940	34,154	131	–	34,285
Future abandonment and restoration	1,071	413	274	317	2,075	13	–	2,088
Support equipment depreciation	380	141	1,224	172	1,917	97	1	2,015
Accumulated provisions	25,296	3,323	5,550	4,599	38,768	241	1	39,010
NET CAPITALIZED COSTS	$12,168	$3,316	$ 6,815	$ 6,325	$28,624	$1,685	$175	$30,484
AT DECEMBER 31, 1999								
Unproved properties	$ 1,190	$ 185	$ 617	$ 1,204	$ 3,196	$ 378	$ –	$ 3,574
Proved properties and related producing assets	36,614	4,442	6,745	10,657	58,458	689	–	59,147
Support equipment	913	322	2,151	244	3,630	243	–	3,873
Deferred exploratory wells	196	304	169	141	810	–	–	810
Other uncompleted projects	822	758	969	633	3,182	405	–	3,587
GROSS CAPITALIZED COSTS	39,735	6,011	10,651	12,879	69,276	1,715	–	70,991
Unproved properties valuation	282	54	82	109	527	–	–	527
Proved producing properties – Depreciation and depletion	25,301	2,317	3,376	5,770	36,764	99	–	36,863
Future abandonment and restoration	1,189	383	252	535	2,359	10	–	2,369
Support equipment depreciation	321	114	1,083	76	1,594	80	–	1,674
Accumulated provisions	27,093	2,868	4,793	6,490	41,244	189	–	41,433
NET CAPITALIZED COSTS	$12,642	$3,143	$ 5,858	$ 6,389	$28,032	$1,526	$ –	$29,558

*Existing costs were transferred from a consolidated subsidiary to an affiliate at year-end 2000. Previously reported in Consolidated Companies – Other.

TABLE III – RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES[1]

The company's results of operations from oil and gas producing activities for the years 2001, 2000 and 1999 are shown in the following table. Net income from exploration and production activities as reported on pages 33 and 34 reflects income taxes computed on an effective rate basis. In accordance with FAS No. 69, income taxes in Table III are based on statutory tax rates, reflecting allowable deductions and tax credits. Interest income and expense are excluded from the results reported in Table III and from the net income amounts on pages 33 and 34.

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
YEAR ENDED DECEMBER 31, 2001								
Revenues from net production								
Sales	$ 5,024	$ 1,147	$ 1,264	$2,181	$ 9,616	$ 673	$ 6	$10,295
Transfers	3,991	1,913	2,796	1,107	9,807	–	–	9,807
Total	9,015	3,060	4,060	3,288	19,423	673	6	20,102
Production expenses	(2,272)	(447)	(856)	(687)	(4,262)	(142)	(6)	(4,410)
Proved producing properties: depreciation, depletion and abandonment provision	(1,614)	(344)	(498)	(658)	(3,114)	(80)	$(1)	(3,195)
Exploration expenses	(424)	(132)	(234)	(298)	(1,088)	–	–	(1,088)
Unproved properties valuation	(38)	(33)	(9)	(77)	(157)	–	–	(157)
Other (expense) income[2]	(1,823)	(110)	(209)	(5)	(2,147)	9	2	(2,136)
Results before income taxes	2,844	1,994	2,254	1,563	8,655	460	1	9,116
Income tax expense	(1,074)	(1,455)	(1,432)	(620)	(4,581)	(138)	–	(4,719)
RESULTS OF PRODUCING OPERATIONS	$ 1,770	$ 539	$ 822	$ 943	$ 4,074	$ 322	$ 1	$ 4,397
YEAR ENDED DECEMBER 31, 2000								
Revenues from net production								
Sales	$ 5,878	$ 2,804	$ 1,404	$2,310	$12,396	$ 710	$ –	$13,106
Transfers	4,387	650	3,203	1,409	9,649	–	–	9,649
Total	10,265	3,454	4,607	3,719	22,045	710	–	22,755
Production expenses	(2,182)	(405)	(865)	(727)	(4,179)	(114)	–	(4,293)
Proved producing properties: depreciation, depletion and abandonment provision	(1,558)	(337)	(585)	(676)	(3,156)	(53)	–	(3,209)
Exploration expenses	(395)	(166)	(176)	(217)	(954)	–	–	(954)
Unproved properties valuation	(49)	(16)	(7)	(75)	(147)	–	–	(147)
Other (expense) income[2]	(631)	45	(13)	237	(362)	(56)	–	(418)
Results before income taxes	5,450	2,575	2,961	2,261	13,247	487	–	13,734
Income tax expense	(1,927)	(1,974)	(1,724)	(984)	(6,609)	(146)	–	(6,755)
RESULTS OF PRODUCING OPERATIONS	$ 3,523	$ 601	$ 1,237	$1,277	$ 6,638	$ 341	$ –	$ 6,979
YEAR ENDED DECEMBER 31, 1999								
Revenues from net production								
Sales	$ 3,411	$ 1,756	$ 861	$1,548	$ 7,576	$ 356	$ –	$ 7,932
Transfers	2,830	446	2,108	948	6,332	–	–	6,332
Total	6,241	2,202	2,969	2,496	13,908	356	–	14,264
Production expenses	(1,948)	(394)	(747)	(747)	(3,836)	(88)	–	(3,924)
Proved producing properties: depreciation, depletion and abandonment provision	(1,527)	(338)	(469)	(624)	(2,958)	(47)	–	(3,005)
Exploration expenses	(410)	(164)	(286)	(227)	(1,087)	–	–	(1,087)
Unproved properties valuation	(53)	(8)	(26)	(30)	(117)	–	–	(117)
Other (expense) income[2]	(585)	(61)	(69)	5	(710)	(9)	–	(719)
Results before income taxes	1,718	1,237	1,372	873	5,200	212	–	5,412
Income tax expense	(539)	(848)	(852)	(452)	(2,691)	(63)	–	(2,754)
RESULTS OF PRODUCING OPERATIONS	$ 1,179	$ 389	$ 520	$ 421	$ 2,509	$ 149	$ –	$ 2,658

[1] The value of owned production consumed as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.

[2] Includes gas processing fees, net sulfur income, foreign currency transaction gains and losses, certain significant impairment write-downs, miscellaneous expenses, etc. Also includes net income from related oil and gas activities that do not have oil and gas reserves attributed to them (for example, net income from technical and operating service agreements) and items identified in the Management's Discussion and Analysis on pages 33 and 34.

Supplemental Information on Oil and Gas Producing Activities – Continued

Unaudited

TABLE IV – RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES – UNIT PRICES AND COSTS[1,2]

	Consolidated Companies					Affiliated Companies		
	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
YEAR ENDED DECEMBER 31, 2001								
Average sales prices								
Liquids, per barrel	$21.34	$23.70	$20.11	$22.59	$21.68	$13.31	$12.45	$21.08
Natural gas, per thousand cubic feet	4.38	0.04	3.04	2.51	3.78	0.47	–	3.69
Average production costs, per barrel	5.90	3.39	4.20	4.17	4.81	2.54	13.09	4.68
YEAR ENDED DECEMBER 31, 2000								
Average sales prices								
Liquids per barrel	$25.61	$26.58	$22.97	$27.34	$25.35	$20.14	$ –	$25.09
Natural gas, per thousand cubic feet	3.87	0.03	2.57	2.29	3.39	0.13	–	3.33
Average production costs, per barrel	5.23	3.04	4.17	4.49	4.55	2.91	–	4.48
YEAR ENDED DECEMBER 31, 1999								
Average sales prices								
Liquids, per barrel	$14.92	$17.39	$14.67	$16.94	$15.63	$10.53	$ –	$15.40
Natural gas, per thousand cubic feet	2.12	0.05	1.86	1.83	2.02	0.38	–	2.00
Average production costs, per barrel	4.37	3.06	3.61	4.48	4.04	2.39	–	3.98

[1] The value of owned production consumed as fuel has been eliminated from revenues and production expenses, and the related volumes have been deducted from net production in calculating the unit average sales price and production cost. This has no effect on the results of producing operations.
[2] Natural gas converted to crude oil-equivalent gas (OEG) barrels at a rate of 6 MCF=1 OEG barrel.

TABLE V – RESERVE QUANTITY INFORMATION

The company's estimated net proved underground oil and gas reserves and changes thereto for the years 2001, 2000 and 1999 are shown in the following table. Proved reserves are estimated by company asset teams composed of earth scientists and reservoir engineers. These proved reserve estimates are reviewed annually by the company's Reserves Advisory Committee to ensure that rigorous professional standards and the reserves definitions prescribed by the U.S. Securities and Exchange Commission are consistently applied throughout the company.

Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the lease or concession agreement or that may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate.

TABLE V – RESERVE QUANTITY INFORMATION – Continued

ChevronTexaco operates, under a risked service agreement, Venezuela's Block LL-652, located in the northeast section of Lake Maracaibo. ChevronTexaco is accounting for LL-652 as an oil and gas activity and, at December 31, 2001, had recorded 18 million barrels of proved crude oil reserves.

No reserve quantities have been recorded for the company's other service agreements – the Boscan Field in Venezuela and a long-term purchase agreement associated with a service agreement for the Chuchupa Field in Colombia for the period 2005 – 2016.

NET PROVED RESERVES OF CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS

Millions of barrels

	Consolidated Companies					Affiliates		
	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	World-wide
RESERVES AT JANUARY 1, 1999	2,972	1,359	2,082	782	7,195	1,075	–	8,270
Changes attributable to:								
Revisions	(12)	4	(178)	31	(155)	115	–	(40)
Improved recovery	78	62	112	21	273	–	–	273
Extensions and discoveries	116	47	27	49	239	76	–	315
Purchases[1]	35	–	59	177	271	–	–	271
Sales[2]	(76)	–	–	(2)	(78)	–	–	(78)
Production	(259)	(128)	(215)	(112)	(714)	(33)	–	(747)
RESERVES AT DECEMBER 31, 1999	2,854	1,344	1,887	946	7,031	1,233	–	8,264
Changes attributable to:								
Revisions	(26)	48	109	14	145	105	–	250
Improved recovery	83	20	69	9	181	–	–	181
Extensions and discoveries	85	92	40	57	274	7	374	655
Purchases[1]	8	131	–	3	142	–	–	142
Sales[2]	(146)	–	–	(96)	(242)	–	–	(242)
Production	(244)	(130)	(211)	(111)	(696)	(35)	–	(731)
RESERVES AT DECEMBER 31, 2000	2,614	1,505	1,894	822	6,835	1,310	374	8,519
Changes attributable to:								
Revisions	(225)	45	135	(60)	(105)	46	(2)	(61)
Improved recovery	79	35	47	51	212	–	–	212
Extensions and discoveries	67	88	34	40	229	88	115	432
Purchases[1]	1	–	–	–	1	146	–	147
Sales[2]	(11)	–	–	–	(11)	–	–	(11)
Production	(224)	(129)	(204)	(108)	(665)	(49)	–	(714)
RESERVES AT DECEMBER 31, 2001	2,301	1,544	1,906	745	6,496	1,541	487	8,524
Developed reserves								
At January 1, 1999	2,397	941	1,477	482	5,297	646	–	5,943
At December 31, 1999	2,266	980	1,314	636	5,196	790	–	5,986
At December 31, 2000	2,083	976	1,276	538	4,873	795	–	5,668
At December 31, 2001	**1,887**	**923**	**1,491**	**517**	**4,818**	**1,007**	**38**	**5,863**

NET PROVED RESERVES OF NATURAL GAS

Billions of cubic feet

	Consolidated Companies					Affiliates		
	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	World-wide
RESERVES AT JANUARY 1, 1999	8,602	292	2,660	2,882	14,436	1,384	–	15,820
Changes attributable to:								
Revisions	(141)	49	411	251	570	126	–	696
Improved recovery	11	–	237	10	258	–	–	258
Extensions and discoveries	789	–	51	186	1,026	98	–	1,124
Purchases[1]	35	–	901	183	1,119	–	–	1,119
Sales[2]	(155)	–	–	–	(155)	–	–	(155)
Production	(1,148)	(15)	(172)	(337)	(1,672)	(27)	–	(1,699)
RESERVES AT DECEMBER 31, 1999	7,993	326	4,088	3,175	15,582	1,581	–	17,163
Changes attributable to:								
Revisions	92	450	308	67	917	126	–	1,043
Improved recovery	17	–	–	5	22	–	–	22
Extensions and discoveries	990	1	236	143	1,370	9	33	1,412
Purchases[1]	262	12	–	–	274	–	–	274
Sales[2]	(367)	–	–	(70)	(437)	–	–	(437)
Production	(1,064)	(17)	(190)	(329)	(1,600)	(33)	–	(1,633)
RESERVES AT DECEMBER 31, 2000	7,923	772	4,442	2,991	16,128	1,683	33	17,844
Changes attributable to:								
Revisions	(20)	780	330	(10)	1,080	317	–	1,397
Improved recovery	24	7	11	16	58	–	–	58
Extensions and discoveries	587	329	164	445	1,525	130	9	1,664
Purchases[1]	41	–	6	6	53	187	–	240
Sales[2]	(180)	–	–	–	(180)	–	–	(180)
Production	(988)	(16)	(194)	(360)	(1,558)	(55)	–	(1,613)
RESERVES AT DECEMBER 31, 2001	7,387	1,872	4,759	3,088	17,106	2,262	42	19,410
Developed reserves								
At January 1, 1999	7,262	266	1,894	2,125	11,547	832	–	12,379
At December 31, 1999	6,733	276	2,342	2,368	11,719	1,011	–	12,730
At December 31, 2000	6,408	294	3,108	2,347	12,157	1,019	–	13,176
At December 31, 2001	**6,246**	**444**	**3,170**	**2,231**	**12,091**	**1,477**	**6**	**13,574**

[1] Includes reserves acquired through property exchanges.
[2] Includes reserves disposed of through property exchanges.

INFORMATION ON CANADIAN OIL SANDS NET PROVED RESERVES NOT INCLUDED ABOVE:

In addition to conventional liquids and natural gas proved reserves, ChevronTexaco has significant interests in proved oil sands reserves in Canada associated with the Athabasca project. For internal management purposes, ChevronTexaco views these reserves and their development as an integral part of total upstream operations. However, U.S. Securities and Exchange Commission regulations define these reserves as mining-related and not a part of conventional oil and gas reserves. Net proved oil sands reserves were 186 million barrels as of December 31, 2001. Production is expected to begin in late 2002.

The oil sands reserves are not considered in the standardized measure of discounted cash flows for conventional oil and gas reserves, which is found on page 78.

Unaudited

TABLE VI – STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided does not represent management's estimate of the company's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under FAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of the company's future cash flows or value of its oil and gas reserves.

	Consolidated Companies					Affiliated Companies		
Millions of dollars	U.S.	Africa	Asia-Pacific	Other	Total	TCO	Hamaca	Worldwide
AT DECEMBER 31, 2001								
Future cash inflows from production	$ 54,238	$28,019	$43,389	$20,432	$146,078	$29,433	$5,922	$181,433
Future production and development costs	(30,871)	(10,106)	(20,845)	(8,873)	(70,695)	(8,865)	(1,093)	(80,653)
Future income taxes	(7,981)	(10,476)	(9,858)	(4,370)	(32,685)	(5,805)	(1,642)	(40,132)
Undiscounted future net cash flows	15,386	7,437	12,686	7,189	42,698	14,763	3,187	60,648
10 percent midyear annual discount for timing of estimated cash flows	(6,882)	(3,609)	(5,857)	(2,602)	(18,950)	(9,121)	(2,433)	(30,504)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	$ 8,504	$ 3,828	$ 6,829	$ 4,587	$ 23,748	$ 5,642	$ 754	$ 30,144
AT DECEMBER 31, 2000								
Future cash inflows from production	$127,945	$34,856	$47,351	$27,426	$237,578	$30,350	$3,917	$271,845
Future production and development costs	(30,305)	(8,023)	(18,416)	(7,466)	(64,210)	(7,250)	(679)	(72,139)
Future income taxes	(33,614)	(16,124)	(13,245)	(7,481)	(70,464)	(6,440)	(1,101)	(78,005)
Undiscounted future net cash flows	64,026	10,709	15,690	12,479	102,904	16,660	2,137	121,701
10 percent midyear annual discount for timing of estimated cash flows	(27,747)	(4,186)	(6,764)	(4,405)	(43,102)	(11,180)	(1,431)	(55,713)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	$ 36,279	$ 6,523	$ 8,926	$ 8,074	$ 59,802	$ 5,480	$ 706	$ 65,988
AT DECEMBER 31, 1999								
Future cash inflows from production	$ 76,931	$33,218	$45,358	$27,973	$183,480	$24,380	$ –	$207,860
Future production and development costs	(26,159)	(6,430)	(17,136)	(8,802)	(58,527)	(4,900)	–	(63,427)
Future income taxes	(15,354)	(17,178)	(13,553)	(6,970)	(53,055)	(4,980)	–	(58,035)
Undiscounted future net cash flows	35,418	9,610	14,669	12,201	71,898	14,500	–	86,398
10 percent midyear annual discount for timing of estimated cash flows	(16,296)	(2,996)	(6,249)	(4,607)	(30,148)	(10,400)	–	(40,548)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS	$ 19,122	$ 6,614	$ 8,420	$ 7,594	$ 41,750	$ 4,100	$ –	$ 45,850

TABLE VII – CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES

	Consolidated Companies			Affiliated Companies			Worldwide		
Millions of dollars	2001	2000	1999	2001	2000	1999	2001	2000	1999
PRESENT VALUE AT JANUARY 1	$ 59,802	$ 41,750	$ 14,447	$ 6,186	$4,100	$ 310	$ 65,988	$ 45,850	$ 14,757
Sales and transfers of oil and gas produced, net of production costs	(15,161)	(17,866)	(10,072)	(531)	(596)	(268)	(15,692)	(18,462)	(10,340)
Development costs incurred	3,967	3,673	3,205	541	240	148	4,508	3,913	3,353
Purchases of reserves	40	2,055	3,706	778	–	–	818	2,055	3,706
Sales of reserves	(366)	(5,010)	(696)	–	–	–	(366)	(5,010)	(696)
Extensions, discoveries and improved recovery, less related costs	2,747	8,710	4,866	484	1,112	226	3,231	9,822	5,092
Revisions of previous quantity estimates	524	(428)	(856)	400	1,284	738	924	856	(118)
Net changes in prices, development and production costs	(59,995)	29,358	49,264	(2,457)	457	4,650	(62,452)	29,815	53,914
Accretion of discount	10,144	7,027	2,131	876	582	50	11,020	7,609	2,181
Net change in income tax	22,046	(9,467)	(24,246)	119	(993)	(1,753)	22,165	(10,460)	(25,999)
Net change for the year	(36,054)	18,052	27,302	210	2,086	3,791	(35,844)	20,138	31,093
PRESENT VALUE AT DECEMBER 31	$ 23,748	$ 59,802	$ 41,749	$ 6,396	$6,186	$ 4,101	$ 30,144	$ 65,988	$ 45,850

The changes in present values between years, which can be significant, reflect changes in estimated proved reserve quantities and prices and assumptions used in forecasting production volumes and costs. Changes in the timing of production are included with "Revisions of previous quantity estimates."

Four-Year Operating Summary[1,2]

Unaudited

WORLDWIDE – INCLUDES EQUITY IN AFFILIATES Thousands of barrels per day, except natural gas data, which is millions of cubic feet per day	2001	2000	1999	1998
UNITED STATES				
Gross production of crude oil and natural gas liquids	670	730	781	831
Net production of crude oil and natural gas liquids	614	667	712	758
Refinery input	1,286	1,337	1,484	1,567
Sales of refined products	2,577	2,667	2,623	2,432
Sales of natural gas liquids	340	373	415	484
Total sales of petroleum products	2,917	3,040	3,038	2,916
Gross production of natural gas	3,167	3,485	3,757	4,184
Net production of natural gas	2,706	2,910	3,145	3,474
Sales of natural gas	7,830	7,302	6,534	7,295
INTERNATIONAL				
Gross production of crude oil and natural gas liquids	1,852	1,640	1,632	1,604
Net production of crude oil and natural gas liquids	1,345	1,330	1,337	1,312
Refinery input	1,136	1,150	1,235	1,307
Sales of refined products	2,495	2,521	2,621	2,487
Sales of natural gas liquids	90	67	58	54
Total sales of petroleum products	2,585	2,588	2,679	2,541
Gross production of natural gas	1,949	1,867	1,748	1,598
Net production of natural gas	1,711	1,556	1,512	1,326
Sales of natural gas	2,675	2,398	2,342	2,049
TOTAL WORLDWIDE				
Gross production of crude oil and natural gas liquids	2,522	2,370	2,413	2,435
Net production of crude oil and natural gas liquids	1,959	1,997	2,049	2,070
Refinery input	2,422	2,487	2,719	2,874
Sales of refined products	5,072	5,188	5,244	4,919
Sales of natural gas liquids	430	440	473	538
Total sales of petroleum products	5,502	5,628	5,717	5,457
Gross production of natural gas	5,116	5,352	5,505	5,782
Net production of natural gas	4,417	4,466	4,657	4,800
Sales of natural gas	10,505	9,700	8,876	9,344
WORLDWIDE – EXCLUDES EQUITY IN AFFILIATES				
Number of wells completed (net)[3]				
Oil and gas	1,698	1,665	1,542	1,930
Dry	75	67	74	76
Productive oil and gas wells (net)[3]	42,196	44,500	44,637	N/A

[1] Gross production represents the company's share of total production before deducting lessors' royalties. Net production is gross production minus royalties paid to lessors.
[2] Restated to conform to 2001 presentation.
[3] Net wells include all those wholly owned and the sum of fractional interests in those that are joint ventures, unit operations or similar wells. Also includes wells temporarily shut in that are capable of producing.

Stockholder and Investor Information

Stock Exchange Listing
ChevronTexaco common stock is listed on the New York and Pacific stock exchanges. The symbol is "CVX."

Stockholder Information
Questions about stock ownership, changes of address, dividend payments or direct deposit of dividends should be directed to ChevronTexaco's transfer agent and registrar:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660-2108
800 368 8357
www.melloninvestor.com

The Mellon Investor Services Program (800 842 7629, same address as above) features dividend reinvestment, optional cash investments of $50 to $100,000 a year, automatic stock purchase and safekeeping of stock certificates.

Dividend Payment Dates
Quarterly dividends on common stock are paid, following declaration by the Board of Directors, on or about the 10th day of March, June, September and December. Direct deposit of dividends is available to stockholders. For information, contact Mellon Investor Services. (See *Stockholder Information.*)

Investor Information
Securities analysts, portfolio managers and representatives of financial institutions may contact:

Investor Relations
575 Market Street, Room 3440
San Francisco, CA 94105-2856
415 894 5690
Email: invest@chevrontexaco.com

Annual Meeting
The Annual Meeting of stockholders will be held at 8:30 a.m., Wednesday, May 15, 2002, at:

ChevronTexaco Park
Auditorium, Building A
6001 Bollinger Canyon Road
San Ramon, California

Meeting notice and proxy material are mailed in advance to stockholders, who are urged to study the material and complete the proxy card. All stockholders should sign the proxy card and return it promptly so their shares are represented in the final vote.






Publications and Other News Sources
The *Annual Report*, published in April, summarizes the company's financial performance in the preceding year and provides an outlook for the future.

The ChevronTexaco Investor News Line (800 293 2502) offers regularly updated news about the company.

ChevronTexaco's Web site, www.chevrontexaco.com, offers facts and figures about the company and the petroleum industry. It includes articles, news releases, speeches, quarterly earnings information, the *Proxy Statement* and the complete text of this *Annual Report*.

The Supplement to the Annual Report, containing additional financial and operating data, and Form 10-K, prepared annually for the Securities and Exchange Commission, are available after April 15 by writing to the Comptroller's Department, 575 Market Street, Room 3519, San Francisco, CA 94105-2856.

Details of the company's *political contributions* for 2001 are available by request from ChevronTexaco Public & Government Affairs, Bishop Ranch 3, 2613 Camino Ramon, Room 3362, San Ramon, CA 94583-4289. Information about *charitable and educational contributions* is available in the second half of the year on ChevronTexaco's Web site: www.chevrontexaco.com.

Legal Notice
As used in this report, the term "ChevronTexaco" and such terms as "the company," "the corporation," "our," "we" and "us" may refer to ChevronTexaco Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Corporate Headquarters
575 Market Street
San Francisco, CA 94105-2856
415 894 7700

Produced by ChevronTexaco Public & Government Affairs and Comptroller's Departments
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ChevronTexaco

ChevronTexaco Corporation
575 Market Street
San Francisco, California 94105-2856

www.chevrontexaco.com

Whenever possible, ChevronTexaco prints on recycled and recyclable paper.
The company has printed its Annual Report on recycled paper since 1990.

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